
BOEING


11005354

The Boeing Company
2010 Annual Report

At Boeing, we aspire to be the strongest, best and best-integrated aerospace-based company in the world—for today and tomorrow.

The Boeing Company

Boeing is the world's largest aerospace company and leading manufacturer of commercial airplanes and defense, space and security systems. A top U.S. exporter, the company supports airlines and U.S. and allied government customers in more than 90 countries. Our products and tailored services include commercial and military aircraft, satellites, weapons, electronic and defense systems, launch systems, advanced information and communication systems, and performance-based logistics and training. With corporate offices in Chicago, Boeing employs more than 160,000 people across the United States and in 70 countries. Our leadership is strengthened further by hundreds of thousands of people who work for Boeing suppliers worldwide.



Contents

Cover photo:
787 Dreamliner in flight test

Photo above:
F/A-18E/F Super Hornet



W. James McNerney, Jr.
Chairman, President and
Chief Executive Officer

To the Shareholders and Employees of The Boeing Company:

Great companies never stop innovating or improving productivity, even through difficult times. They remain focused on customers, develop strong leaders and regularly affirm their purpose and values. They produce results that are more than the sum of their individual parts. And they stand the test of time by finding a way to stay ahead of others — no matter who the competitors turn out to be.

I believe that Boeing is such a company. Just five years shy of 100, Boeing is positioned for significant and sustained growth.

strength

Operational Summary

→ Earned net income of $3.3 billion, or $4.46 per share, compared with $1.3 billion, or $1.87 per share, in 2009.

→ Delivered revenues of $64.3 billion, compared with $68.3 billion in 2009.

→ Captured $69 billion of new orders during the year and grew our backlog to $321 billion—five times current annual revenues.

→ Continued to provide strong liquidity with operating cash flow of $3.0 billion, and cash and marketable securities of $10.5 billion.

→ Delivered 462 commercial airplanes, including record 737 deliveries for the second year in a row, and won 530 net orders, increasing Boeing Commercial Airplanes contractual backlog to 3,443 airplanes valued at $256 billion.

→ Delivered 115 production military aircraft, two launch vehicles and four satellites, and increased backlog at Defense, Space & Security to $65 billion, more than twice the business unit's 2010 revenue.

→ Extended core Defense, Space & Security programs, including contract awards for 124 F/A-18E/F Super Hornet and EA-18G Growler aircraft for the U.S. Navy; low-rate initial production of up to 51 AH-64D Apache Block III helicopters for the U.S. Army; and six new commercial satellite orders.

→ Exceeded 2,500 hours and completed 75 percent of flight testing required for delivery of the 787 Dreamliner.

→ Surpassed more than 1,700 hours of flight testing for the 747-8 Freighter, and completed final assembly and "power on" of the first two 747-8 Intercontinental passenger airplanes.

→ Delivered the 900th 777 and started assembly of the 1,000th 767.

→ Achieved key Defense, Space & Security milestones, including delivery of the first P-8A Poseidon for flight testing; unveiling of two unmanned aircraft—the fighter-sized Phantom Ray and the hydrogen-powered Phantom Eye—in preparation for flight testing in 2011; first flight of the UK Mk4 Chinook rotorcraft; and winning the coveted Collier Award for the International Space Station.

→ Advanced our environmental leadership by testing biofuels on commercial and military aircraft; creating sustainable aviation biofuels research projects around the globe; demonstrating next-generation energy smart grid technologies; improving the global air traffic control system; and continuing to reduce the environmental footprint of Boeing operations.

2010 Financial Highlights
U.S. dollars in millions except per share data

	2010	2009	2008	2007	2006
Revenues	**64,306**	68,281	60,909	66,387	61,530
Net earnings	**3,307**	1,312	2,672	4,074	2,215
Earnings per share*	**4.46**	1.87	3.65	5.26	2.84
Operating margins	**7.7%**	3.1%	6.5%	8.8%	4.9%
Contractual backlog	**303,955**	296,500	323,860	296,964	216,563
Total backlog†	**320,826**	315,558	351,926	327,137	250,211

* Represents diluted earnings per share from continuing operations.
† Total backlog includes contractual and unobligated backlog. See page 21 of the 10-K.

Strong operating performance and exceptional cash generation from our core businesses in 2010 helped mitigate the impact of development program challenges.

innovation

We have built a strong foundation for long-term leadership that combines five critical elements:

- Innovation and technological leadership.
- An unrelenting focus on productivity to continuously fund our growth.
- Global scale and flexibility.
- Enterprise collaboration that leverages the breadth and depth of our capabilities.
- A highly skilled and motivated employee team...with the toughness and resiliency to overcome adversity, and a willingness to learn from our mistakes.

2010 Review

Sustainable growth begins with ever-increasing productivity in core businesses—which provide the cash and earnings needed to invest in innovation and the development of the core businesses of the future.

In 2010, our core production and services programs in Boeing Commercial Airplanes and Boeing Defense, Space & Security performed exceptionally well, leading to near-double-digit operating margins in each of these businesses.

We ended the year with net earnings of $3.3 billion (the second highest in company history), and our positive operating cash flow of nearly $3.0 billion maintained strong liquidity of $10.5 billion—all this despite the impact of development program challenges in both businesses and budget pressures on defense programs.

Boeing Commercial Airplanes delivered 462 airplanes in 2010, including a record 376 Boeing 737s. As air traffic rebounded strongly and the airline industry returned to profitability, we added new orders for 530 airplanes (net of cancellations), more than double the prior year's total, and revenue from commercial services grew more than 11 percent for the year.

In response to this resurgent demand from the world's airlines, we announced a series of production increases across our product lines. The 737 production rate will increase from 31.5 airplanes per month to 35 in the beginning of 2012 and then to 38 per month in the second quarter of 2013. Production of the widebody 777 is slated to increase to more than eight per month in the first quarter of 2013.

On the development side, we made significant progress on flight testing of the 787 Dreamliner and the 747-8 Freighter, completing three-quarters and two-thirds, respectively, of the flight testing needed to deliver the first airplanes. However, due to discoveries made during that testing, we postponed first deliveries of both models until 2011. While our testing served its purpose in identifying issues before our products enter into service, we regret the inconvenience and disappointment our customers have experienced as a result.

Notwithstanding these delays, our confidence in and enthusiasm for the game-changing capabilities that these new airplanes will bring to the world's airlines remains undiminished. Demand for the 787 has held exceptionally strong, with 847 firm orders from 57 customers in 37 countries at year end. Overall, we ended 2010 with a backlog of 3,443 firm commercial airplane orders valued at $256 billion, which sets a remarkable foundation for near-term and future growth.

Also in 2010, **Boeing Defense, Space & Security** delivered 115 new and 66 remanufactured aircraft across tactical, mobility and surveillance programs, along with more than 10,000 precision-guided weapons systems, two launch vehicles, and four satellites. We also successfully performed three Space Shuttle launches and delivered performance-based logistics to customers worldwide.

In a strong year for sales, new orders for the group totaled $32 billion, including contracts for a multiyear procurement of 124 F/A-18 and EA-18G aircraft for the U.S. Navy; eight C-17s for the U.S. Air Force; Apache and Chinook rotorcraft for multiple customers; a satellite communications system for the government of Mexico; unmanned aircraft systems contracts for the U.S. Air Force and U.S. Navy; and a $1.1 billion contract to provide the Future Logistics Information Services system for the United Kingdom. We also reached a key milestone with Congressional approval of a multibillion-dollar pending sale of F-15 fighters, Apache helicopters, and other systems to Saudi Arabia.

In addition, we had several developmental and technological "firsts." Our X-51A WaveRider, a hypersonic U.S. Air Force research vehicle, reached Mach 5 during its first flight—the longest supersonic combustion ramjet flight in history. The X-37B Orbital Test Vehicle became the first unmanned spacecraft to return to Earth and land autonomously. And, in the Airborne Laser Testbed program (a directed-energy weapon system), we demonstrated the ability to use speed-of-light lethality to destroy a ballistic missile in its boost phase.

Total Backlog*
$ in billions

*Total backlog includes contractual and unobligated backlog. See page 21 of the 10-K.



250.2
327.1
351.9
315.6
320.8
2006
2007
2008
2009
2010

With healthy core operations and a total backlog of $321 billion, we have a solid foundation to support future growth.

Commercial Airplane Deliveries
2006–2010



398
441
375
481
462
2006
2007
2008
2009
2010

For 2010, we delivered 462 commercial airplanes, including a second consecutive annual record for the 737 of 376 deliveries.

Commercial Airplanes and Services Market
2010–2019
$ in billions



35
135
675
735
735
Regional Jets
Large Aircraft
Twin Aisle
Single Aisle
Services

With a $2.3 trillion value, commercial airplanes and services provide large and attractive addressable markets over the next 10 years.

Boeing Defense, Space & Security Served Markets
2010–2019
$ in billions



1,600
800
1,300
3,700
Core U.S.
Core International
Adjacent U.S. & International
Total Served

Services
Products

With a projected served market of $3.7 trillion over the next 10 years, Boeing will continue to pursue product and service growth opportunities across our core, adjacent and international markets.

Investing in Our Communities



37%
27%
36%

	$ in millions
Employee Financial Giving	43
Charitable Grants	57
Business-Related Donations	60
Total	160

In total, $160 million from Boeing, its employees and The Boeing Company Charitable Trust went to improve lives and communities worldwide.

Boeing employees also volunteered hundreds of thousands of hours to support nonprofit organizations around the world.

Environmental Footprint Reduction*
(Percent)

*Major U.S. sites



110%
100%
90%
80%
70%
60%
50%
02
03
04
05
06
07
08
09
10

Progress Achieved	%
CO_2 Emissions	28
Energy	30
Hazardous Waste	44
Water	42

Performance indicators normalized to revenue.
CO_2 Emissions: metric ton/$ million
Energy: MMBtu/$ million
Hazardous Waste: ton/$ million
Water: gallons/$ million

On a revenue-adjusted basis, Boeing has reduced CO_2 emissions by 28 percent, energy consumption by 30 percent, hazardous-waste generation by 44 percent and water intake by 42 percent since 2002.

focus

We also made three strategic acquisitions in 2010—bringing our total to 10 over the past three years—to bolster our capabilities in areas of increasing emphasis to our government customers, such as unmanned systems; cyber security; services; and intelligence, surveillance and reconnaissance.

The year-end backlog for Defense, Space & Security was $65 billion—more than twice its 2010 revenues—giving it solid footing in what will remain a dynamic business climate.

A More Disciplined Approach

Beyond our operational accomplishments, we took additional action in 2010 to apply lessons learned from our development program experiences. While we acknowledge that game-changing innovation in this industry is never easy, we simply have to do better in fulfilling our promises to customers and delivering returns on these investments.

Further strengthening the role and impact of our engineering function was a priority in 2010. For example, we appointed nine senior chief engineers—each with expertise in a specific technical field—to drive engineering excellence throughout the company. These leaders monitor the status of every Boeing program. They reach across business units, get directly involved in critical design reviews and risk assessments, and help define system requirements.

This back-to-basics approach includes a disciplined, 11-step technical review process now required for all new programs. This rigorous process for identifying and mitigating risks begins at the design concept stage and continues all the way through product delivery and support.

These actions—along with the steps we have taken to strengthen leadership and organization structures, increase visibility and coordination across the supply chain, and bring certain manufacturing and engineering work back into Boeing—will help ensure the disciplined execution that has sustained this company for 95 years.

Moving Forward

Five years ago, we set out to unleash the full potential of Boeing by increasing growth and productivity, developing better leaders, and reaffirming our values through a more open and inclusive culture built on trust and personal accountability. Since then, we have made solid progress on our journey to advance our global leadership in aerospace.

With a clear-eyed view of the challenges and opportunities we foresee ahead, we have defined our priorities for 2011 and onward to our 2016 centennial.

First and foremost, we must continue to perform well on our core production programs and in our services businesses—and maintain an enterprise focus on improving productivity. Thanks to the phenomenal work of Boeing employees, we have increased productivity by approximately four percent annually over the past four years, which has given us the flexibility to continue investing in fundamental innovation while weathering market and program setbacks.

At **Boeing Commercial Airplanes**, we must prepare now for increasing global competition. Aircraft manufacturers in several countries are poised to challenge us for a share of the market where we have been competing solely against EADS/Airbus. These emerging competitors see the same massive economic opportunity in commercial airplanes and related services that we do over the next 20 to 30 years.

Our priorities for Commercial Airplanes are: First, complete 787 and 747-8 development and deliver both airplanes this year. Second, steadily increase production across all programs to deliver our 3,443-airplane backlog faster and open more near-term delivery positions for sale to customers who want new airplanes sooner than we currently have them available. Third, continue to leverage and grow our commercial aviation services business. And fourth, extend our lead in product innovation and value with either improvements to, or replacements of, our 737 and 777 families.

At **Boeing Defense, Space & Security**, while global security threats remain high, we foresee an extended period of flat to declining defense budgets both in the United States and Europe. Government customers also are shifting more financial risk to industry, such as through fixed-price development contracts, and they are allocating larger shares of funding for new capabilities in unmanned systems; intelligence, surveillance and reconnaissance; logistics; and cyber and infrastructure security.

That said, the markets we serve (including in commercial satellites) are large and global, and defense spending in certain regions of the world is on the rise. Our broad portfolio of reliable, proven and affordable products and services is a big advantage in tight budgetary times when customers want better value for every dollar spent.

With that in mind, our Defense, Space & Security priorities are: First, extend and grow our core businesses. Second,

leadership

win an even larger share of international sales and services opportunities. Third, strengthen our capabilities in the aforementioned, higher-growth new spending areas—through both internal investment and targeted acquisitions. And fourth, continue our affordability initiatives in support of the Pentagon's drive to reduce costs and improve efficiencies in defense spending. We made good progress in each of these areas in 2010, but our competitors are not standing still, and that means that we must accelerate our own actions.

One-Company Momentum
Leveraging the scope and scale of our enterprise functions in support of our businesses has proven to be the competitive advantage we first envisioned—delivering both top-line revenue growth and bottom-line productivity benefits.

For instance, through Boeing International, we have strengthened customer, supplier and other stakeholder relationships—and made our global operations more effective and efficient. Collaboration across our commercial and defense services businesses has reduced infrastructure costs, and improved the quality and diversity of our offerings. Centralization and streamlining of critical elements of our research, development, testing and information technology organizations has yielded hundreds of millions of dollars in synergy and savings, made us more flexible and responsive to internal work requirements, and unlocked the depth and breadth of our technical talent for application all across this company.

While much has been gained already by more tightly integrating these and other functional organizations across the company, the momentum behind these initiatives is accelerating, and we expect to capture substantial ongoing benefits.

The Environment and Our Communities
Concern for the environment continues to be an important factor in our business—and that of our customers as well. Over the past 50 years, fuel-efficiency and design improvements have reduced carbon dioxide emissions by Boeing airliners approximately 70 percent, while also limiting noise emissions by 90 percent.

Working with our customers and other partners, we have extensively researched and tested the development of advanced biofuels, which could provide a sustainable alternative for jet fuel without adversely affecting world food or water supplies or impeding valuable land use. During 2010, for example, we supported the first supersonic biofuel test flight in a U.S. Navy F/A-18E/F Super Hornet and the first biofuel blend rotorcraft flights with the Royal Netherlands Apache. We are also helping to improve the efficiency of the global air traffic management system, keeping airplanes from wasting fuel on the ground and in the air.

Internally, conserving energy, water and natural resources reduces our overhead costs while benefitting the environment. We remain on track to achieve our five-year target for a 25 percent reduction in greenhouse gas emissions, energy use, hazardous waste generation and water consumption—on a revenue-adjusted basis—by the end of 2012.

Charitable contributions and community engagement also demonstrate our values. In 2010, Boeing, our employees, retirees and our charitable trust invested $160 million in communities around the globe, up nearly 12 percent compared to 2009. And our employees reinforced that commitment with nearly 400,000 hours of volunteered time and expertise.

Toward a Rarely Achieved Milestone
In just five more years, Boeing will mark its 100th year in operation—a milestone few companies achieve. With our rich history serving as a foundational strength, we approach our centennial with a renewed competitiveness honed through the execution of strategies that have expanded our capabilities while making us faster, leaner and more efficient than we've ever been.

It is my honor to lead this team as we prepare to take this company into its second century of aerospace and technological leadership. We know we are not entitled to this position. We are committed to earning it—day in and day out—as we work to fulfill our promises to customers, attract and retain the best and brightest employees, act with the utmost integrity in everything we do, deliver healthy returns to our shareholders, and strengthen our communities.

All the pieces are in place for sustained growth and continued innovation as we realize the full potential of this company and its employees.



Jim McNerney
Chairman, President and
Chief Executive Officer

The Executive Council



Seated left to right:
Wanda K. Denson-Low
Senior Vice President,
Office of Internal Governance

Timothy J. Keating
Senior Vice President,
Government Operations

Standing left to right:
Shephard W. Hill
President, Boeing International,
Senior Vice President,
Business Development and Strategy

J. Michael Luttig
Executive Vice President and
General Counsel

Dennis A. Muilenburg
Executive Vice President,
President and Chief Executive Officer,
Defense, Space & Security

James A. Bell
Executive Vice President, Corporate President
and Chief Financial Officer

James F. Albaugh
Executive Vice President,
President and Chief Executive Officer,
Commercial Airplanes

John J. Tracy
Senior Vice President, Engineering,
Operations and Technology,
and Chief Technology Officer

Richard D. Stephens
Senior Vice President,
Human Resources and Administration

Thomas J. Downey
Senior Vice President, Communications

growth

Financial Results

Revenues
$ in billions


61.5
66.4
60.9
68.3
64.3
2006
2007
2008
2009
2010

Revenues for the year were down 6 percent from 2009 due to anticipated lower airplane deliveries and reduced defense volumes.

Net Earnings
$ in billions


2.2
4.1
2.7
1.3
3.3
2006
2007
2008
2009
2010

Net income increased to $3.3 billion, reflecting solid performance across core production and services programs.

Earnings Per Share*


2.84
5.26
3.65
1.87
4.46
2006
2007
2008
2009
2010

*Represents diluted earnings per share from continuing operations.

Earnings per share increased to $4.46 on strong core performance despite the lower volumes.

Comparison of Cumulative* Five-Year Total Shareholder Returns

$300
$250
$200
$150
$100
$50
$0
05 06 07 08 09 10

Company/ Index	Base Period 2005	Years Ending December 2006	2007	2008	2009	2010
Boeing	100	128.38	128.24	64.08	84.41	104.32
S&P 500 Aerospace & Defense	100	125.16	149.34	94.77	118.12	135.97
S&P 500 Index	100	115.79	122.15	76.95	97.32	111.98

■ The Boeing Company
■ S&P 500 Aerospace & Defense
■ S&P 500 Index

*Cumulative return assumes $100 invested, includes reinvestment of dividends



Gregory C. Vogelsperger
Chief Counsel - Securities, Finance &
Governance & Assistant Corporate Secretary
Office of the General Counsel
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL, 60606-1596

March 18, 2011


SEC MAIL PROCESSING
RECEIVED
MAR 21 2011
WASH. DC
211
SECTION

Via Federal Express

Securities and Exchange Commission
Attention: Document Control
100 F Street N.E.
Washington, DC 20549

Dear Sir or Madam:

Pursuant to Rule 14a-3(c) of the Securities Exchange Act of 1934, enclosed please find seven (7) copies of The Boeing Company's 2010 Annual Report.

The Notice of Annual Meeting and Proxy Statement and the form of proxy were filed electronically with the Securities and Exchange Commission on March 18, 2011.

Please acknowledge receipt of this letter and the enclosures by endorsing and returning the enclosed copy of this letter in the return envelope provided.

Sincerely,

Gregory C. Vogelsperger
Chief Counsel – Securities, Finance and Governance

Enclosures



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2010**

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-442

THE BOEING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**91-0425694**
State or other jurisdiction of incorporation or organization	**(I.R.S. Employer Identification No.)**
100 N. Riverside Plaza, Chicago, IL	**60606-1596**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code (312) 544-2000

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $5 par value	New York Stock Exchange
(Title of each class)	**(Name of each exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2010, there were 731,190,389 common shares outstanding held by nonaffiliates of the registrant, and the aggregate market value of the common shares (based upon the closing price of these shares on the New York Stock Exchange) was approximately $45.9 billion.

The number of shares of the registrant's common stock outstanding as of February 1, 2011 was 736,295,504.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference to the registrant's definitive proxy statement, to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year ended December 31, 2010.

THE BOEING COMPANY

Index to the Form 10-K

For the Fiscal Year Ended December 31, 2010

Item 1. Business

The Boeing Company, together with its subsidiaries (herein referred to as "Boeing," the "Company," "we," "us," "our"), is one of the world's major aerospace firms.

We are organized based on the products and services we offer. We operate in five principal segments:

- Commercial Airplanes;
- Our Boeing Defense, Space & Security (BDS) business comprises three segments:
  - Boeing Military Aircraft (BMA),
  - Network & Space Systems (N&SS) and
  - Global Services & Support (GS&S); and
- Boeing Capital Corporation (BCC).

Our Other segment includes the unallocated activities of Engineering, Operations & Technology (EO&T) and Shared Services Group (SSG), as well as intercompany guarantees provided to BCC. EO&T provides Boeing with technical and functional capabilities, including information technology, research and development, test and evaluation, technology strategy development, environmental remediation management and intellectual property management.

Commercial Airplanes Segment

The Commercial Airplanes segment develops, produces and markets commercial jet aircraft and provides related support services, principally to the commercial airline industry worldwide. We are a leading producer of commercial aircraft and offer a family of commercial jetliners designed to meet a broad spectrum of passenger and cargo requirements of domestic and non-U.S. airlines. This family of commercial jet aircraft in production includes the 737 narrow-body model and the 767 and 777 wide-body models. The 747-8 and 787 wide-body models are currently under development. The Commercial Airplanes segment also offers aviation services support, aircraft modifications, spares, training, maintenance documents and technical advice to commercial and government customers worldwide.

Boeing Defense, Space & Security

Our BDS operations principally involve research, development, production, modification and support of the following products and related systems: global strike systems, including fighters, bombers, combat rotorcraft systems, weapons and unmanned systems; global mobility systems, including transport and tanker aircraft, rotorcraft transport and tilt-rotor systems; airborne surveillance and reconnaissance aircraft, including command and control, battle management and airborne anti-submarine aircraft; network and tactical systems, including information and battle management systems; intelligence and security systems; missile defense systems; space and intelligence systems, including satellites and commercial satellite launching vehicles; and space exploration. BDS is committed to providing affordable, best-of-industry solutions and brings value to customers through its ability to solve the most complex problems utilizing expertise in large-scale systems integration, knowledge of legacy platforms and development of common network-enabled solutions across all customers' domains. BDS' primary customer is the United States Department of Defense (U.S. DoD) with 82% of BDS 2010 revenues being derived from this customer. Other significant revenues were derived from the National Aeronautics and Space Administration (NASA) and international defense markets, civil markets and commercial satellite markets. BDS consists of three capabilities-driven businesses: BMA, N&SS and GS&S. Additionally, the Phantom Works group is an integrated team that works with the three businesses via product development, rapid prototyping and customer engagement through experimentation and enterprise technology investment strategies.

Boeing Military Aircraft Segment

This segment is engaged in the research, development, production and modification of manned and unmanned military weapons systems for the global strike, mobility and surveillance and engagement markets as well as related services. Included in this segment are the A160 Hummingbird, AH-64 Apache, Airborne Early Warning and Control (AEW&C), CH-47 Chinook, C-17 Globemaster, EA-18G Growler Airborne Attack Electronic Aircraft, F/A-18E/F Super Hornet, F-15 Strike Eagle, F-22 Raptor, Harpoon, KC-767 International Tanker, Joint Direct Attack Munition, P-8A Poseidon, P8-I, ScanEagle, Small Diameter Bomb and V-22 Osprey.

Network & Space Systems Segment

This segment is engaged in the research, development, production and modification of products and services to assist our customers in transforming their operations through network integration, information, intelligence and surveillance systems, communications, architectures and space exploration. Included in this segment are the Airborne Laser, Family of Advanced Beyond Line-of-Sight Terminals (FAB-T), Brigade Combat Team Modernization (BCTM), Future Rapid Effects System, Global Positioning System, Ground-based Midcourse Defense (GMD), International Space Station, Joint Tactical Radio System (JTRS), Satellite Systems, Cyber and Security Programs, Space Payloads and Space Shuttle.

Global Services & Support Segment

This segment is engaged in the operations, maintenance, training, upgrades and logistics support functions for military platforms and operations. Included in this segment are the following activities: Integrated Logistics on platforms including AH-64, AV-8B, C-17, CH-47, F-15, F/A-18, F-22, GMD, KC-767 International Tanker and V-22; Maintenance, Modifications and Upgrades on platforms including A-10, B-1, B-52, C-32, C-40, C-130, E-4B, E-6, KC-10, KC-135, T-38 and VC-25; Training Systems and Services on platforms including AH-64, C-17, F-15, F-16, F/A-18 and T-45; and Defense and Government Services including the UK Future Logistics Information Services program.

Boeing Capital Corporation Segment

In the commercial aircraft market, BCC facilitates, arranges, structures and provides selective financing solutions for our Commercial Airplanes customers. In the space and defense markets, BCC primarily arranges and structures financing solutions for our BDS government customers. BCC's portfolio consists of equipment under operating leases, finance leases, notes and other receivables, assets held for sale or re-lease and investments.

Financial and Other Business Information

See page 55 for the Summary of Business Segment Data and Note 21 to our Consolidated Financial Statements for financial information, including revenues and earnings from operations, for each of our business segments.

Intellectual Property

We own numerous patents and have licenses for the use of patents owned by others, which relate to our products and their manufacture. In addition to owning a large portfolio of intellectual property, we also license intellectual property to and from third parties. For example, the U.S. government has licenses in our patents that are developed in performance of government contracts, and it may use or authorize others to use the inventions covered by such patents for government purposes. Unpatented research, development and engineering skills, as well as certain trademarks and other intellectual property rights, also make an important contribution to our business. While our intellectual property rights in the aggregate are important to the operation of each of our businesses, we do not believe that our business would be materially affected by the expiration of any particular intellectual property right or termination of any particular intellectual property patent license agreement.

Non-U.S. Revenues

See Note 21 to our Consolidated Financial Statements for information regarding non-U.S. revenues.

Research and Development

Research and development expenditures involve experimentation, design, development and related test activities for defense systems, new and derivative jet aircraft including both commercial and military, advanced space and other company-sponsored product development. These are expensed as incurred including amounts allocable as reimbursable overhead costs on U.S. government contracts.

Our total research and development expense amounted to $4.1 billion, $6.5 billion and $3.8 billion in 2010, 2009 and 2008, respectively. The 2008 amount is net of 787-related research and development cost sharing payments from suppliers of $50 million. Research and development expense in 2009 included $2.7 billion of production costs related to the first three flight test 787 aircraft that cannot be sold due to the inordinate amount of rework and unique and extensive modifications that would be made to the aircraft.

Research and development costs also include bid and proposal efforts related to government products and services, as well as costs incurred in excess of amounts estimated to be recoverable under cost-sharing research and development agreements. Bid and proposal costs were $355 million, $343 million and $330 million in 2010, 2009 and 2008, respectively.

Research and development highlights for each of the major business segments are discussed in more detail in Segment Results of Operations and Financial Condition on pages 22 – 38.

Employees

Total workforce level at December 31, 2010 was 160,500.

As of December 31, 2010, our principal collective bargaining agreements were with the following unions:

Union	Percent of our Employees Represented	Status of the Agreements with the Union
The International Association of Machinists and Aerospace Workers (IAM)	19%	We have two major agreements; one expiring in September of 2012 and one in January of 2015.
The Society of Professional Engineering Employees in Aerospace (SPEEA)	13%	We have two major agreements expiring in October of 2012.
The United Automobile, Aerospace and Agricultural Implement Workers of America (UAW)	2%	We have two major agreements; one expiring in October of 2014 and one in February of 2015.

Competition

The commercial jet aircraft market and the airline industry remain extremely competitive. We face aggressive international competitors who are intent on increasing their market share, such as Airbus, Embraer and Bombardier, and other entrants from Russia, China and Japan. We are focused on improving our processes and continuing cost reduction efforts. We intend to continue to compete with other airplane manufacturers by providing customers with greater value products, services, and support. We continue to leverage our extensive customer support services network which includes aviation support, spares, training, maintenance documents and technical advice for airlines throughout the world to provide a higher level of customer satisfaction and productivity.

BDS faces strong competition in all market segments, primarily from Lockheed Martin Corporation, Northrop Grumman Corporation, Raytheon Company and General Dynamics Corporation. Non-U.S. companies such as BAE Systems and European Aeronautic Defence and Space Company (EADS), the parent of Airbus, continue to build a strategic presence in the U.S. market by strengthening their North American operations and partnering with U.S. defense companies. In addition, certain of our competitors have occasionally formed teams with other competitors to address specific customer requirements. BDS expects the trend of strong competition to continue into 2011 with many international firms pursuing announced intentions of increasing their U.S. presence.

Regulatory Matters

Our businesses are heavily regulated in most of our markets. We deal with numerous U.S. government agencies and entities, including but not limited to all of the branches of the U.S. military, NASA and the Department of Homeland Security. Similar government authorities exist in our international markets.

U.S. Government Contracts. The U.S. government, and other governments, may terminate any of our government contracts at their convenience, as well as for default, based on our failure to meet specified performance measurements. If any of our government contracts were to be terminated for convenience, we generally would be entitled to receive payment for work completed and allowable termination or cancellation costs. If any of our government contracts were to be terminated for default, generally the U.S. government would pay only for the work that has been accepted and can require us to pay the difference between the original contract price and the cost to re-procure the contract items, net of the work accepted from the original contract. The U.S. government can also hold us liable for damages resulting from the default.

Commercial Aircraft. In the United States, our commercial aircraft products are required to comply with Federal Aviation Administration regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. Internationally, similar requirements exist for airworthiness, installation and operational approvals. These requirements are generally administered by the national aviation authorities of each country and, in the case of Europe, coordinated by the European Joint Aviation Authorities.

Environmental. We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We continually assess our compliance status and management of environmental matters to ensure our operations are in substantial compliance with all applicable environmental laws and regulations. Operating and maintenance costs associated with environmental compliance and management of sites are a normal, recurring part of our operations. These costs often are allowable costs under our contracts with the U.S. government. It is reasonably possible that continued environmental compliance could have a material impact on our results of operations, financial condition or cash flows if more stringent clean-up standards are imposed, additional contamination is discovered and/or clean-up costs are higher than estimated.

A Potentially Responsible Party (PRP) has joint and several liability under existing U.S. environmental laws. Where we have been designated a PRP by the Environmental Protection Agency or a state environmental agency, we are potentially liable to the government or third parties for the full cost of remediating contamination at our facilities or former facilities or at third-party sites. If we were required to fully fund the remediation of a site, the statutory framework would allow us to pursue rights to contribution from other PRPs. For additional information relating to environmental contingencies, see Note 11 to our Consolidated Financial Statements.

International. Our international sales are subject to U.S. and non-U.S. governmental regulations and procurement policies and practices, including regulations relating to import-export control, investment, exchange controls and repatriation of earnings. International sales are also subject to varying currency, political and economic risks.

Raw Materials

We are highly dependent on the availability of essential materials, parts and subassemblies from our suppliers and subcontractors. The most important raw materials required for our aerospace products are aluminum (sheet, plate, forgings and extrusions), titanium (sheet, plate, forgings and extrusions) and composites (including carbon and boron). Although alternative sources generally exist for these raw materials, qualification of the sources could take one year or more. Many major components and product equipment items are procured or subcontracted on a sole-source basis with a number of companies.

Suppliers

We are dependent upon the ability of a large number of suppliers and subcontractors to meet performance specifications, quality standards and delivery schedules at anticipated costs. While we maintain an extensive qualification and performance surveillance system to control risk associated with such reliance on third parties, failure of suppliers or subcontractors to meet commitments could adversely affect production schedules and program/contract profitability, thereby jeopardizing our ability to fulfill commitments to our customers. We are also dependent on the availability of energy sources, such as electricity, at affordable prices. A number of our suppliers have made assertions for higher prices or other contractual compensation relief which could affect program/contract profitability.

Seasonality

No material portion of our business is considered to be seasonal.

Other Information

Boeing was originally incorporated in the State of Washington in 1916 and reincorporated in Delaware in 1934. Our principal executive offices are located at 100 N. Riverside Plaza, Chicago, Illinois 60606 and our telephone number is (312) 544-2000.

General information about us can be found at www.boeing.com. The information contained on or connected to our web site is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this or any other report filed with the Securities and Exchange Commission (SEC). Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments to those reports, are available free of charge through our web site as soon as reasonably practicable after we file them with, or furnish them to, the SEC. These reports may also be obtained at the SEC's public reference room at 100 F Street, N.E., Washington, DC 20549. The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants, including Boeing.

Forward-Looking Statements

This report, as well as our Annual Report to Shareholders, quarterly reports, and other filings we make with the SEC, press releases and other written and oral communications, contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "should," "expects," "intends," "projects," "believes," "estimates," "targets," "anticipates" and similar expressions are used to identify these forward-looking statements. Forward-looking statements include any statement that does not directly relate to any historical or current fact.

Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Many factors, including those set forth in the "Risk Factors" section below, could cause actual results to differ materially and adversely from these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we assume no obligation to publicly update any forward-looking statement, except as required by law.

Item 1A. Risk Factors

An investment in our common stock or debt securities involves risks and uncertainties and our actual results and future trends may differ materially from our past or projected future performance. We urge investors to consider carefully the risk factors described below in evaluating the information contained in this report.

Our commercial aircraft business depends heavily on commercial airlines and our suppliers, and is subject to unique risks.

Our ability to deliver aircraft on time depends on a variety of factors, which are subject to unique risks. Our ability to deliver aircraft on schedule is dependent upon a variety of factors, including execution of internal performance plans, availability of raw materials (such as aluminum, titanium and composites) and internally and supplier produced parts and structures, conversion of raw materials into parts and assemblies, performance of suppliers and subcontractors and regulatory certification. The failure of any or all of these factors could result in significant out-of-sequence work and disrupted process flows adversely affecting production schedules and program/contract profitability, the latter through increased costs as well as possible customer and/or supplier claims or assertions. In addition, the introduction of new commercial aircraft programs and major derivative aircraft involves increased risk associated with meeting development, production and certification schedules.

Market conditions have a significant impact on our ability to sell aircraft into the future. The worldwide market for commercial jet aircraft is predominantly driven by long-term trends in airline passenger and cargo traffic. The principal factors underlying long-term traffic growth are sustained economic growth and political stability, both in developed and emerging countries. Demand for our commercial aircraft is further influenced by airline industry profitability, world trade policies, availability of financing, government-to-government relations, terrorism, disease outbreaks, environmental constraints imposed upon aircraft operations, technological changes and price and other competitive factors.

Our commercial aircraft customers may request to cancel, modify or reschedule orders. We generally make sales under aircraft purchase agreements that may, for a variety of reasons, become the subject of cancellation, modification or rescheduling. Changes in the economic environment and the financial condition of the airline industry and our customers could result in customer requests to reschedule or cancel contractual orders. Our contracts have specific provisions relating to schedule and performance and failure to deliver airplanes in accordance with such provisions could result in cancellations and/or claims for compensation. Any such cancellations, modification, rescheduling or claims could significantly reduce our backlog, revenues, profitability and cash flows.

Commercial aircraft pricing is based in part on escalation formulas established well in advance of delivery and is therefore subject to factors beyond our control. Price escalation provisions in our sales contracts are designed to adjust for economic fluctuations between the contract date and aircraft delivery, a period which can span many years. As a result, aircraft pricing generally consists of a fixed amount as modified by a price escalation formula using pre-defined factors. Our revenue estimates are based on current expectations with respect to these escalation formulas. Changes in escalation amounts can significantly impact revenues and operating margins in our Commercial Airplanes business.

We derive a significant portion of our revenues from a limited number of major commercial airlines. We can make no assurance that any customer will purchase additional products or services from us after our contract with the customer ends. In addition, fleet decisions, consolidation or financial challenges involving any of our major commercial airline customers could significantly reduce our revenues and limit our opportunity to generate profits from those customers.

Our commercial aircraft production rates could change. Production rate reductions could cause us to incur disruption and other costs and result in infrastructure costs being allocated to a smaller quantity of airplanes, all of which could reduce our profitability. The introduction of a new aircraft program and/or higher orders for our aircraft could lead to production rate increases in order to meet the delivery schedules. Failure to successfully implement any production rate changes could lead to extended delivery commitments, and depending on the length of delay in meeting delivery commitments, additional costs and customers rescheduling their deliveries or terminating their related contract with us.

The profitability of our commercial aircraft development programs depends upon a variety of factors, which are subject to unique risks.

We are currently engaged in the demanding flight testing and certification phases of program development on both the 787-8 and 747-8 Freighter aircraft. These airplanes have highly complex designs, utilize exotic materials and require extensive coordination and integration with supplier partners. As a result, our ability to deliver aircraft on time, meet contractual performance requirements and achieve program profitability is subject to significant risks.

Operational issues, including delays or defects in supplier components, the inability to efficiently and cost-effectively incorporate design changes into production aircraft, and aircraft performance issues, could result in additional expenses or lower program revenues. For example, in 2009 we determined that three of the six 787 flight test aircraft could not be sold due to the inordinate amount of work that would be required to prepare the aircraft for sale. As a result, we reclassified $2.7 billion from inventory to research and development expense. If we determine that one or more of the other flight test aircraft will not be sold, we may incur additional charges. In addition, flight testing and certification delays or supplier or other operational challenges that impact our ability to achieve our targeted production rates may result in aircraft delivery delays and higher costs to complete. For example, on January 18, 2011, we announced that the expected date of first delivery of our 787 Dreamliner had been moved to the third quarter of 2011 due to a combination of flight testing delays, supplier challenges and other issues common to commercial aircraft development programs. Our inability to deliver aircraft to our customers in a timely manner could result in order cancellations or other significant financial exposures, or could otherwise reduce the profitability of our Commercial Airplanes business. We continue to work with our customers and suppliers to assess the specific impact of schedule changes and otherwise to ensure that our aircraft meet customer expectations.

Looking beyond entry into service for the 787-8 and 747-8 Freighter, we continue to work toward improving production efficiencies and supplier performance, incorporating design changes into aircraft that have already been produced, improving aircraft performance, successfully implementing planned increases in production rates and introducing the 787-9 and 747-8 Intercontinental airplanes. For example, we are increasing production capacity in Everett and Charleston and working closely with our suppliers to support 787 production rate increases. If assembly line ramp-up efforts are delayed or if our suppliers cannot timely deliver components to us at the rates necessary to achieve our planned rate increases, we may be unable to meet delivery targets and the financial performance of one or more of our programs may suffer.

Management uses its best judgment to estimate the cost to perform the work, the price we will eventually be paid and the number of units to include in the initial accounting quantity. Changes to estimates of the program accounting quantity, customer and model mix, production costs and rates, learning curve, costs of derivative aircraft, customer negotiations/settlements, supplier claims and certification issues could affect margins or result in reach-forward losses. The cumulative impact of production challenges, schedule delays and customer and supplier impacts has resulted in a reach-forward loss on the 747 program and continues to place significant pressure on revenues, costs and the profitability of the 787 program.

Our BDS business could be adversely affected by changing acquisition priorities of the U.S. government, particularly the Department of Defense, including an increased emphasis on affordability.

The U.S. government participates in an increasingly wide variety of operations, including homeland defense, natural disasters, stabilization efforts, counterinsurgency and counterterrorism, that employ our products and services. The U.S. government, primarily operating through the U.S. DoD, continues to adjust its funding priorities in response to this changing threat environment. In addition, defense funding currently faces pressures due to the overall economic environment and competing budget priorities. Due to these pressures, we expect the total U.S. DoD budget growth rate to remain stable or even decline slightly over the next several years. Any reduction in the growth rate or overall levels of U.S. DoD spending or cancellations or delays impacting existing contracts could have a significant impact on the operating results of our BDS business. We also expect that the U.S. DoD will continue to emphasize cost-cutting and other efficiency initiatives in its procurement processes. These initiatives will require us and our competitors to focus increasingly on long-term cost competitiveness and affordability when responding to proposals and/or pursuing development programs. If the priorities of the U.S. government change and/or we are unable to meet affordability targets, our BDS revenues and profitability could be negatively impacted.

We depend heavily on U.S. government contracts, which are subject to unique risks.

In 2010, 43% of our revenues were derived from U.S. government contracts. In addition to normal business risks, our contracts with the U.S. government are subject to unique risks, some of which are beyond our control.

The funding of U.S. government programs is subject to congressional appropriations. Many of the U.S. government programs in which we participate may last several years; however, these programs are normally funded annually. Changes in military strategy and priorities may affect our future procurement opportunities and existing programs. Long-term government contracts and related orders are subject to cancellation, delay or restructure, if appropriations for subsequent performance periods are not made. The termination or reduction of funding for existing or new U.S. government programs could result in a material adverse effect on our earnings, cash flow and financial position.

The U.S. government may modify, curtail or terminate our contracts. The U.S. government may modify, curtail or terminate its contracts and subcontracts with us, without prior notice and at its convenience upon payment for work done and commitments made at the time of termination. Modification, curtailment or termination of one or more of our major programs or contracts could have a material adverse effect on our results of operations and financial condition.

Our contract costs are subject to audits by U.S. government agencies. U.S. government representatives may audit the costs we incur on our U.S. government contracts, including allocated indirect costs. Such audits could result in adjustments to our contract costs. Any costs found to be improperly allocated to a specific contract will not be reimbursed, and such costs already reimbursed must be refunded. We have recorded contract revenues based upon costs we expect to realize upon final audit. However, we do not know the outcome of any future audits and adjustments and we may be required to reduce our revenues or profits upon completion and final negotiation of audits. If any audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government.

Our business is subject to potential U.S. government inquiries and investigations. We are sometimes subject to certain U.S. government inquiries and investigations due to our participation in government contracts. Any such inquiry or investigation could potentially result in a material adverse effect on our results of operations and financial condition.

Our U.S. government business is also subject to specific procurement regulations and other requirements. These requirements, although customary in U.S. government contracts, increase our performance and compliance costs. These costs might increase in the future, reducing our margins, which could have a negative effect on our financial condition. Failure to comply with these regulations and requirements could lead to suspension or debarment, or withholding of revenue and profit, for cause, from U.S. government contracting or subcontracting for a period of time and could have a negative effect on our reputation and ability to secure future U.S. government contracts.

We enter into fixed-price contracts which could subject us to losses if we have cost overruns.

Approximately 55% of BDS revenues are generated from fixed-price contracts. While firm fixed price contracts enable us to benefit from performance improvements, cost reductions and efficiencies, they also subject us to the risk of reduced margins or incurring losses if we are unable to achieve estimated costs and revenues. If our estimated costs exceed our estimated price, we recognize reach-forward losses which can significantly affect our reported results. The long term nature of many of our contracts makes the process of estimating costs and revenues on fixed-price contracts inherently risky. Fixed-price contracts often contain price incentives and penalties tied to performance which can be difficult to estimate and have significant impacts on margins. In addition, some of our contracts have specific provisions relating to cost, schedule and performance.

Fixed-price development contracts are generally subject to more uncertainty than fixed-price production contracts. Many of these development programs have highly complex designs. If we fail to meet the terms specified in those contracts, our sales price could be reduced. As technical or quality issues arise, we may experience schedule delays and higher costs to complete, which would adversely affect our financial condition. Examples of significant BDS fixed-price development contracts include AEW&C, KC-767 International Tanker, P-8I and commercial and military satellites.

We enter into cost-type contracts which also carry risks.

Approximately 45% of BDS revenues are generated from cost-type contracting arrangements. Some of these are development programs that have complex design and technical challenges. These cost-type programs typically have award or incentive fees that are subject to uncertainty and may be earned over extended periods. In these cases the associated financial risks are primarily in lower profit rates or program cancellation if cost, schedule or technical performance issues arise. Programs whose contracts are primarily cost-type include GMD, BCTM, P-8A Poseidon, Proprietary programs, JTRS, FAB-T and the EA-18G Growler.

We enter into contracts that include in-orbit incentive payments that subject us to risks.

Contracts in the commercial satellite industry and certain government satellite contracts include in-orbit incentive payments. These in-orbit payments may be paid over time after final satellite acceptance or paid in full prior to final satellite acceptance. In both cases, the in-orbit incentive payment is at risk if the satellite does not perform to specifications for up to 15 years after acceptance. The net present value of in-orbit incentive fees we ultimately expect to realize is recognized as revenue in the construction period. If the satellite fails to meet contractual performance criteria, customers will not be obligated to continue making in-orbit payments and/or we may be required to provide refunds to the customer and incur significant charges.

We use estimates in accounting for many contracts and programs. Changes in our estimates could adversely affect our future financial results.

Contract and program accounting require judgment relative to assessing risks, estimating revenues and costs and making assumptions for schedule and technical issues. Due to the size and nature of many of our contracts and programs, the estimation of total revenues and cost at completion is complicated and subject to many variables. Assumptions have to be made regarding the length of time to complete the contract or program because costs also include expected increases in wages, material prices and allocated fixed costs. Incentives or penalties related to performance on contracts are considered in estimating sales and profit rates, and are recorded when there is sufficient information for us to assess anticipated performance. Suppliers' assertions are also assessed and considered in estimating costs and profit rates. Estimates of award fees are also used in sales and profit rates based on actual and anticipated awards.

Under program accounting, inventoriable production costs (including overhead), program tooling costs and routine warranty costs are accumulated and charged as cost of sales by program instead of by individual units or contracts. A program consists of the estimated number of units (accounting quantity) of a product to be produced in a continuing, long-term production effort for delivery under existing and anticipated contracts limited by the ability to make reasonably dependable estimates. To establish the relationship of sales to cost of sales, program accounting requires estimates of (a) the number of units to be produced and sold in a program, (b) the period over which the units can reasonably be expected to be produced and (c) the units' expected sales prices, production costs, program tooling and routine warranty costs for the total program. Several factors determine accounting quantity, including firm orders, letters of intent from prospective customers and market studies. Such estimates are reconsidered throughout the life of our programs. Changes in underlying assumptions, supplier performance, circumstances or estimates concerning the selection of the accounting quantity or changes in market conditions, along with a failure to realize predicted costs, may adversely affect future financial performance.

Because of the significance of the judgments and estimation processes described above, it is likely that materially different sales and profit amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect future period financial performance. For additional information on our accounting policies for recognizing sales and profits, see our discussion under "Management's Discussion and Analysis—Critical Accounting Policies—Contract Accounting/Program Accounting" on pages 42 - 44 and Note 1 to our Consolidated Financial Statements on pages 56 - 57 of this Form 10-K.

Competition within our markets may reduce our future contracts and sales.

The markets in which we operate are highly competitive and one or more of our competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities than we do in some areas. In our Commercial Airplanes business, we anticipate increasing competition among non-U.S. aircraft manufacturers and service providers in one or more of our market segments. In our BDS business, we anticipate that the effects of defense industry consolidation and new priorities, including long-term cost competitiveness, of our U.S. DoD customer will intensify competition for many of our products and services. Furthermore, we are facing increased international competition and cross-border consolidation of competition. There can be no assurance that we will be able to compete successfully against our current or future competitors or that the competitive pressures we face will not result in reduced revenues and market share.

We derive a significant portion of our revenues from non-U.S. sales and are subject to the risks of doing business in other countries.

In 2010, sales to non-U.S. customers accounted for 41% of our revenues. We expect that non-U.S. sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, we are subject to risks of doing business internationally, including:

- changes in regulatory requirements;
- domestic and international government policies, including requirements to expend a portion of program funds locally and governmental industrial cooperation or participation requirements;
- fluctuations in international currency exchange rates;
- volatility in international political and economic environments and changes in non-U.S. national priorities and budgets, which can lead to delays or fluctuations in orders;
- the complexity and necessity of using non-U.S. representatives and consultants;
- the uncertainty of the ability of non-U.S. customers to finance purchases;
- uncertainties and restrictions concerning the availability of funding credit or guarantees;
- imposition of taxes, export controls, tariffs, embargoes and other trade restrictions;
- the difficulty of management and operation of an enterprise spread over various countries;
- compliance with a variety of international laws, as well as U.S. laws affecting the activities of U.S. companies abroad; and
- economic and geopolitical developments and conditions.

While the impact of these factors is difficult to predict, any one or more of these factors could adversely affect our operations in the future.

The outcome of litigation and of government inquiries and investigations involving our business is unpredictable and an adverse decision in any such matter could result in significant monetary payments and have a material adverse affect on our financial position and results of operations.

We are involved in a number of litigation matters. These claims may divert financial and management resources that would otherwise be used to benefit our operations. No assurances can be given that the results of these matters will be favorable to us. An adverse resolution of any of these lawsuits could have a material adverse affect on our financial position and results of operations. In addition, we are sometimes subject to government inquiries and investigations of our business due, among other things, to our business relationships with the U.S government, the heavily regulated nature of our industry, and in the case of environmental proceedings, our ownership of certain property. Any such inquiry or investigation could potentially result in an adverse ruling against us, which could result in significant monetary payments (including possible environmental remediation costs) and a material adverse effect on our financial position and operating results.

A significant portion of our and Boeing Capital Corporation's customer financing portfolio is concentrated among certain customers based in the United States, and in certain types of Boeing aircraft, which exposes us to concentration risks.

A significant portion of our customer financing portfolio is concentrated among certain customers and in distinct geographic regions, particularly in the United States. Our portfolio is also concentrated by varying degrees across Boeing aircraft product types, most notably Boeing 717 aircraft. If one or more customers holding a significant portion of our portfolio assets experiences financial difficulties, or otherwise defaults on or does not renew its leases with us at their expiration, and we are unable to redeploy the aircraft on reasonable terms, or if the types of aircraft that are concentrated in our portfolio suffer greater than expected declines in value, our earnings, cash flows and/or financial position could be materially adversely affected.

We may be unable to obtain debt to fund our operations and contractual commitments at competitive rates, on commercially reasonable terms or in sufficient amounts.

We depend, in part, upon the issuance of debt to fund our operations and contractual commitments. If we were called upon to fund all outstanding financing commitments, our market liquidity may not be sufficient. A number of factors could cause us to incur increased borrowing costs and to have greater difficulty accessing public and private markets for debt. These factors include disruptions or declines in the global capital markets and/or a decline in our financial performance or outlook or credit ratings. The occurrence of any or all of these events may adversely affect our ability to fund our operations and contractual or financing commitments.

We may not realize the anticipated benefits of mergers, acquisitions, joint ventures/strategic alliances or divestitures.

As part of our business strategy, we may merge with or acquire businesses, form joint ventures/ strategic alliances and divest operations. Whether we realize the anticipated benefits from these transactions depends, in part, upon the integration between the businesses involved, the performance of the underlying products, capabilities or technologies and the management of the transacted operations. Accordingly, our financial results could be adversely affected from unanticipated performance issues, transaction-related charges, amortization of expenses related to intangibles, charges for impairment of long-term assets, credit guarantees, partner performance and indemnifications. Consolidations of joint ventures could also impact our results of operations or financial position. While we believe that we have established appropriate and adequate procedures and processes to mitigate these risks, there is no assurance that these transactions will be successful. Divestitures may result in continued financial involvement in the divested businesses, such as through guarantees or other financial arrangements, following the transaction. Nonperformance by those divested businesses could affect our future financial results.

Our insurance coverage may be inadequate to cover all significant risk exposures.

We are exposed to liabilities that are unique to the products and services we provide. While we maintain insurance for certain risks and, in some circumstances, we may receive indemnification from the U.S. government, insurance cannot be obtained to protect against all risks and liabilities. It is therefore possible that the amount of our insurance coverage may not cover all claims or liabilities, and we may be forced to bear substantial costs. For example, liabilities arising from the use of certain of our products, such as aircraft technologies, missile systems, border security systems, and/or air traffic management systems may not be insurable on commercially reasonable terms. While many of these products are shielded from liability within the U.S. under the SAFETY Act provisions of the 2002 Homeland Security Act, no such protection is available outside the U.S., potentially resulting in significant liabilities. The amount of insurance coverage we are able to maintain may be inadequate to cover these or other claims or liabilities.

Business disruptions could seriously affect our future sales and financial condition or increase our costs and expenses.

Our business may be impacted by disruptions including threats to physical security, information technology attacks or failures, damaging weather or other acts of nature and pandemics or other public health crises. Any of these disruptions could affect our internal operations or services provided to customers, and could impact our sales, increase our expenses or adversely affect our reputation or our stock price.

Some of our and our suppliers' workforces are represented by labor unions, which may lead to work stoppages.

Approximately 57,400 employees, which constitute 36% of our total workforce, are union represented as of December 31, 2010. We experienced a work stoppage in 2008 when a labor strike halted commercial aircraft and certain BMA program production and we may experience additional work stoppages in the future, which could adversely affect our business. We cannot predict how stable our relationships, currently with 14 different U.S. labor organizations and 7 different non-U.S. labor organizations, will be or whether we will be able to meet the unions' requirements without impacting our financial condition. The unions may also limit our flexibility in dealing with our workforce. Union actions at suppliers can also affect us. Work stoppages and instability in our union relationships could delay the production and/or development of our products, which could strain relationships with customers and cause a loss of revenues which would adversely affect our operations.

Significant changes in discount rates, actual investment return on pension assets and other factors could affect our earnings, equity, and pension contributions in future periods.

Our earnings may be positively or negatively impacted by the amount of income or expense we record for our pension and other postretirement benefit plans. Generally Accepted Accounting Principles in the United States of America (GAAP) require that we calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions relating to financial market and other economic conditions. Changes in key economic indicators can change the assumptions. The most significant year-end assumptions used to estimate pension or other postretirement income or expense for the following year are the discount rate, the expected long-term rate of return on plan assets and expected future medical inflation. In addition, we are required to make an annual measurement of plan assets and liabilities, which may result in a significant change to Shareholders' equity. For a discussion regarding how our financial statements can be affected by pension and other postretirement plan accounting policies, see "Management's Discussion and Analysis—Critical Accounting Policies—Postretirement Plans" on pages 46–47 of this Form 10-K. Although GAAP expense and pension or other postretirement contributions are not directly related, the key economic factors that affect GAAP expense would also likely affect the amount of cash or common stock we would contribute to the pension or other postretirement plans. Potential pension contributions include both mandatory amounts required under federal law Employee Retirement Income Security Act (ERISA) and discretionary contributions to improve the plans' funded status.

Our operations expose us to the risk of material environmental liabilities.

We are subject to various federal, state, local and non-U.S. laws and regulations related to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, as well as third-party claims for property damage or personal injury, if we were to violate or become liable under environmental laws or regulations. In some cases, we may be subject to such costs due to environmental impacts attributable to our current or past manufacturing operations or the operations of companies we have acquired. In other cases, we may become subject to such costs due to an indemnification agreement between us and a third party relating to such environmental liabilities. In addition, new laws and regulations, more stringent enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new remediation requirements could result in additional costs. For additional information relating to environmental contingencies, see Note 11 to our Consolidated Financial Statements.

Item 1B. Unresolved Staff Comments

Not Applicable.

Item 2. Properties

We occupied approximately 85 million square feet of floor space on December 31, 2010 for manufacturing, warehousing, engineering, administration and other productive uses, of which approximately 96% was located in the United States.

The following table provides a summary of the floor space by business as of December 31, 2010:

(Square feet in thousands)	Owned	Leased	Government Owned*	Total
Commercial Airplanes	35,460	4,955		40,415
Boeing Defense, Space & Security	30,158	9,275	159	39,592
Other**	3,957	740		4,697
Total	69,575	14,970	159	84,704

* Excludes rent-free space furnished by U.S. government landlord of 772 square feet.

** Other includes BCC; EO&T; SSG; and our Corporate Headquarters.

At December 31, 2010, our segments occupied facilities at the following major locations that occupied in excess of 74 million square feet of floor space:

- Commercial Airplanes – Greater Seattle, WA; North Charleston, SC
- Boeing Defense, Space & Security – Greater Los Angeles, CA; Greater Seattle, WA; Greater St. Louis, MO; Philadelphia, PA; San Antonio, TX; Huntsville, AL; Mesa, AZ; Wichita, KS; Houston, TX; and Greater Washington, DC
- Other – Chicago, IL and Greater Seattle, WA

Most runways and taxiways that we use are located on airport properties owned by others and are used jointly with others. Our rights to use such facilities are provided for under long-term leases with municipal, county or other government authorities. In addition, the U.S. government furnishes us certain office space, installations and equipment at U.S. government bases for use in connection with various contract activities.

We believe that our major properties are adequate for our present needs and, as supplemented by planned improvements and construction, expect them to remain adequate for the foreseeable future.

Item 3. Legal Proceedings

Currently, we are involved in a number of legal proceedings. For a discussion of contingencies related to legal proceedings, see Note 20 to our Consolidated Financial Statements, which is hereby incorporated by reference.

Item 4. Removed and Reserved

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The principal market for our common stock is the New York Stock Exchange where it trades under the symbol BA. The number of holders of common stock as of February 1, 2011, was approximately 212,290. Additional information required by this item is incorporated by reference from Note 22 to our Consolidated Financial Statements.

Issuer Purchases of Equity Securities

The following table provides information about purchases we made during the quarter ended December 31, 2010 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

(Dollars in millions, except per share data)

	(a)	(b)	(c)	(d)
	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet be Purchased Under the Plans or Programs[2]
10/1/2010 thru 10/31/2010	29,776	$67.35		$3,610
11/1/2010 thru 11/30/2010	5,666	70.12		3,610
12/1/2010 thru 12/31/2010	16,894	69.08		3,610
Total	52,336	$68.21		

(1) We purchased an aggregate of 52,061 shares transferred to us from employees in satisfaction of minimum tax withholding obligations associated with the vesting of restricted stock during the period. In addition, we purchased an aggregate of 275 shares in swap transactions.

(2) On October 29, 2007, the Board approved the repurchase of up to $7 billion of common stock (the Program). Unless terminated earlier by a Board resolution, the Program will expire when we have used all authorized funds for repurchase.

Item 6. Selected Financial Data

Five-Year Summary (Unaudited)

(Dollars in millions, except per share data)	**2010**	2009	2008	2007	2006
Operations					
Revenues:					
Commercial Airplanes	**$ 31,834**	$ 34,051	$ 28,263	$ 33,386	$ 28,465
Boeing Defense, Space & Security:[1]					
Boeing Military Aircraft	**14,238**	14,304	13,445	13,545	14,014
Network & Space Systems	**9,455**	10,877	11,346	11,481	11,772
Global Services & Support	**8,250**	8,480	7,256	7,026	6,625
Total Boeing Defense, Space & Security	**31,943**	33,661	32,047	32,052	32,411
Boeing Capital Corporation	**639**	660	703	815	1,025
Other segment	**138**	165	567	308	327
Unallocated items and eliminations	**(248)**	(256)	(671)	(174)	(698)
Total revenues	**$ 64,306**	$ 68,281	$ 60,909	$ 66,387	$ 61,530
General and administrative expense	**3,644**	3,364	3,084	3,531	4,171
Research and development expense	**4,121**	6,506	3,768	3,850	3,257
Other income/(loss), net	**52**	(26)	247	484	420
Net earnings from continuing operations	**$ 3,311**	$ 1,335	$ 2,654	$ 4,058	$ 2,206
Net (loss)/gain on disposal of discontinued operations, net of tax	**(4)**	(23)	18	16	9
Net earnings	**$ 3,307**	$ 1,312	$ 2,672	$ 4,074	$ 2,215
Basic earnings per share from continuing operations	**4.50**	1.89	3.68	5.36	2.88
Diluted earnings per share from continuing operations	**4.46**	1.87	3.65	5.26	2.84
Cash dividends declared	**$ 1,245**	$ 1,233	$ 1,187	$ 1,129	$ 991
Per share	**1.68**	1.68	1.62	1.45	1.25
Additions to Property, plant and equipment	**1,125**	1,186	1,674	1,731	1,681
Depreciation of Property, plant and equipment	**1,096**	1,066	1,013	978	1,058
Employee salaries and wages	**15,709**	15,424	15,559	14,852	15,871
Year-end workforce	**160,500**	157,100	162,200	159,300	154,000
Financial position at December 31					
Total assets	**$ 68,565**	$ 62,053	$ 53,779	$ 58,986	$ 51,794
Working capital	**5,177**	2,392	(4,809)	(4,184)	(6,665)
Property, plant and equipment, net	**8,931**	8,784	8,762	8,265	7,675
Cash and cash equivalents	**5,359**	9,215	3,268	7,042	6,118
Short-term and other investments	**5,158**	2,008	11	2,266	268
Total debt	**12,421**	12,924	7,512	8,217	9,538
Customer financing assets	**4,680**	5,834	6,282	7,105	8,890
Shareholders' equity[2]	**2,766**	2,128	(1,294)	9,004	4,739
Per share	**3.76**	2.93	(1.85)	12.22	6.25
Common shares outstanding (in millions)[3]	**735.3**	726.3	698.1	736.7	757.8
Contractual Backlog:					
Commercial Airplanes	**$255,591**	$250,476	$278,575	$255,176	$174,276
Boeing Defense, Space & Security:[1]					
Boeing Military Aircraft	**25,094**	26,354	25,802	23,027	24,689
Network & Space Systems	**9,586**	7,746	8,868	9,207	7,786
Global Services & Support	**13,684**	11,924	10,615	9,554	9,812
Total Boeing Defense, Space & Security	**48,364**	46,024	45,285	41,788	42,287
Total contractual backlog	**$303,955**	$296,500	$323,860	$296,964	$216,563

Cash dividends have been paid on common stock every year since 1942.

(1) Effective January 1, 2010, certain programs were realigned between BDS segments. Prior years have been recast for segment realignments.

(2) Shareholders' equity excludes noncontrolling interest. Prior year amounts have been adjusted to conform to this presentation.

(3) Represents actual number of shares outstanding as of December 31 and excludes treasury shares and the outstanding shares held by the ShareValue Trust, which was terminated in July 2010.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations and Financial Condition

Overview

We are a global market leader in design, development, manufacture, sale and support of commercial jetliners, military aircraft, satellites, missile defense, human space flight and launch systems and services. We are one of the two major manufacturers of 100+ seat airplanes for the worldwide commercial airline industry and one of the largest defense contractors in the U.S. While our principal operations are in the U.S., we conduct operations in many countries and rely extensively on a network of partners, key suppliers and subcontractors around the world.

Our strategy is centered on successful execution in healthy core businesses – Commercial Airplanes and Boeing Defense, Space & Security (BDS) – supplemented and supported by Boeing Capital Corporation (BCC). Taken together, these core businesses have historically generated substantial earnings and cash flow that permit us to invest in new products and services. We focus on producing the products and providing the services that the market demands and we price our products and services to provide a fair return for our shareholders while continuing to find new ways to improve efficiency and quality. Commercial Airplanes is committed to being the leader in commercial aviation by offering airplanes and services that deliver superior design, efficiency and value to customers around the world. BDS integrates its resources in defense, intelligence, communications, security and space to deliver capability-driven solutions to its customers at reduced costs. Our strategy is to leverage our core businesses to capture key next-generation programs while expanding our presence in adjacent and international markets, underscored by an intense focus on growth and productivity. Our strategy also benefits as the cyclicality of commercial and defense markets often offset. BCC delivers value by supporting our business units and managing overall financing exposure.

Consolidated Results of Operations

Revenues

(Dollars in millions)

Years ended December 31,	**2010**	2009	2008
Commercial Airplanes	**$31,834**	$34,051	$28,263
Boeing Defense, Space & Security	**31,943**	33,661	32,047
Boeing Capital Corporation	**639**	660	703
Other segment	**138**	165	567
Unallocated items and eliminations	**(248)**	(256)	(671)
Total	**$64,306**	$68,281	$60,909

Revenues in 2010 decreased by $3,975 million or 6% compared with 2009. Commercial Airplanes revenues decreased by $2,217 million due to lower 777 deliveries primarily resulting from a production rate change from 7 to 5 per month beginning in June 2010 and no deliveries on the 747 program due to the transition from the 747-400 to the 747-8. These were partially offset by increases in commercial aviation services business. BDS revenues decreased by $1,718 million primarily due to lower revenues in the Network & Space Systems (N&SS) segment.

Revenues in 2009 increased by $7,372 million compared with 2008 due to higher revenues in Commercial Airplanes and BDS. Commercial Airplanes revenues increased by $5,788 million, primarily due to higher commercial airplane deliveries in 2009. Deliveries in 2008 were lower as a result of a labor strike in 2008. Increases were partially offset by decreases in commercial aviation services and intercompany revenues. BDS revenues increased by $1,614 million, primarily due to higher revenues in Global Services & Support (GS&S) and Boeing Military Aircraft (BMA), partially offset by lower revenues in N&SS. BCC revenues decreased by $43 million during the year primarily due to a decrease in the customer financing portfolio. Other segment revenues decreased by $402 million partly due to higher revenues in 2008 from the sale of four C-17 aircraft held under operating lease. Lower Unallocated items and eliminations improved revenues by $415 million primarily due to lower P-8A Poseidon intercompany revenues recognized by Commercial Airplanes in 2009 compared with 2008.

Earnings From Operations

The following table summarizes our earnings/(loss) from operations:

(Dollars in millions)

Years ended December 31,	**2010**	2009	2008
Commercial Airplanes	**$3,006**	$ (583)	$1,186
Boeing Defense, Space & Security	**2,875**	3,299	3,232
Boeing Capital Corporation	**152**	126	162
Other segment	**(327)**	(152)	(307)
Unallocated items and eliminations	**(735)**	(594)	(323)
Total	**$4,971**	$2,096	$3,950

Operating earnings in 2010 increased by $2,875 million compared with 2009. Commercial Airplanes earnings increased by $3,589 million, primarily due to $2,693 million of costs related to the first three 787 flight test aircraft included in research and development expense in 2009 and the 2009 reach-forward losses on the 747 program of $1,352 million. BDS earnings decreased by $424 million compared with 2009 due to lower revenues and margins in the BMA segment and lower revenues in the N&SS segment. Other segment earnings decreased by $175 million primarily due to $119 million in intercompany guarantees related to aircraft impairment charges and reduced aircraft collateral values.

Operating earnings in 2009 decreased by $1,854 million compared with 2008. Commercial Airplanes earnings decreased by $1,769 million primarily due to $2,693 million of costs related to the first three 787 flight test aircraft included in research and development expense as a result of our determination in August 2009 that these aircraft could not be sold. The earnings decrease is also attributable to $1,352 million in reach-forward losses on the 747 program in 2009, compared with $667 million in 2008. Lower commercial aviation services and intercompany earnings also contributed to lower 2009 earnings. These decreases were partially offset by higher commercial airplane deliveries in 2009 compared with 2008. BDS earnings increased by $67 million compared with 2008 primarily due to higher earnings in the BMA segment partially offset by lower earnings in the N&SS segment. Other segment losses decreased by $155 million primarily due to recognition of pre-tax expense of $82 million in the prior year to increase the allowance for losses on customer financing receivables and lower environmental remediation charges compared with the prior year. Unallocated items and eliminations in 2009 reduced earnings by $271 million compared with 2008, which is further explained in the table below.

The most significant items included in Unallocated items and eliminations are shown in the following table:

(Dollars in millions) Years ended December 31,	**2010**	2009	2008
Share-based plans	**$(136)**	$(189)	$(149)
Deferred compensation	**(112)**	(158)	223
Pension	**54**	110	(208)
Postretirement	**(59)**	(93)	(79)
Other unallocated items and eliminations	**(482)**	(264)	(110)
Total	**$(735)**	$(594)	$(323)

Share-based plans expense decreased in 2010 by $53 million primarily due to the expiration of the ShareValue trust at June 30, 2010.

Deferred compensation expense decreased by $46 million in 2010 and increased by $381 million in 2009. The year over year changes in deferred compensation expense are primarily driven by changes in our stock price and broad stock market conditions.

Other unallocated items and eliminations expense increased by $218 million in 2010 primarily due to timing of intercompany expense allocations and elimination of profit on intercompany items as well as a $55 million charitable contribution. The 2009 increase of $154 million was primarily due to timing of intercompany expense allocations, elimination of profit on intercompany items and a more favorable insurance adjustment.

Unallocated pension and other postretirement expense represents the difference between costs recognized under Generally Accepted Accounting Principles in the United States of America (GAAP) in the consolidated financial statements and federal cost accounting standards required to be utilized by our business segments for U.S. government contracting purposes. We recorded net periodic benefit cost related to pensions and other postretirement benefits of $1,864 million, $1,816 million and $1,132 million in 2010, 2009 and 2008, respectively. Not all net periodic benefit cost is recognized in earnings in the period incurred because it is allocated to production as product costs and a portion remains in inventory at the end of the reporting period. A portion of pension and other postretirement expense is recorded in the business segments and the remainder is included in unallocated pension and other postretirement expense. Earnings from operations included the following amounts allocated to business segments and Other unallocated items and eliminations.

(Dollars in millions)	Pension			Other Postretirement Benefits		
Years ended December 31,	**2010**	2009	2008	**2010**	2009	2008
Allocated to business segments	**$(1,155)**	$(989)	$(488)	**$(421)**	$(522)	$(428)
Other unallocated items and eliminations	**54**	110	(208)	**(59)**	(93)	(79)
Total	**$(1,101)**	$(879)	$(696)	**$(480)**	$(615)	$(507)

Other Earnings Items

(Dollars in millions)

Years ended December 31,	**2010**	2009	2008
Earnings from operations	**$ 4,971**	$2,096	$ 3,950
Other income/(expense), net	**52**	(26)	247
Interest and debt expense	**(516)**	(339)	(202)
Earnings before income taxes	**4,507**	1,731	3,995
Income tax expense	**(1,196)**	(396)	(1,341)
Net earnings from continuing operations	**$ 3,311**	$1,335	$ 2,654

Other income increased by $78 million in 2010 primarily due to investment income on higher cash and investment balances throughout 2010. The decrease in 2009 of $273 million was driven by lower investment income due to both lower interest rates and investment balances. Interest and debt expense increased by $177 million and $137 million in 2010 and 2009 due to debt issued in 2009.

Our effective income tax rate was 26.5%, 22.9% and 33.6% for the years ended December 31, 2010, 2009 and 2008, respectively. Our effective tax rate was higher in 2010, compared with 2009, primarily because pre-tax book income in 2010 was higher than in 2009 and because of an income tax charge of $150 million recorded during the first quarter of 2010 as a result of the Patient Protection and Affordable Care Act, as modified by the Health Care and Education Reconciliation Act of 2010. This was partially offset by a tax benefit of $371 million recorded during the fourth quarter of 2010 as a result of settling the 1998-2003 federal audit. Our effective tax rate was lower in 2009, compared with 2008, primarily because tax credits, such as research and development credits, represented a higher proportion of earnings before taxes due to the year-over-year reduction in earnings. For additional discussion related to Income Taxes, see Note 5 to our Consolidated Financial Statements.

Backlog

Our backlog at December 31 was as follows:

(Dollars in millions)	**2010**	2009	2008
Contractual Backlog:			
Commercial Airplanes	**$255,591**	$250,476	$278,575
Boeing Defense, Space & Security:			
Boeing Military Aircraft	**25,094**	26,354	25,802
Network & Space Systems	**9,586**	7,746	8,868
Global Services & Support	**13,684**	11,924	10,615
Total Boeing Defense, Space & Security	**48,364**	46,024	45,285
Total contractual backlog	**$303,955**	$296,500	$323,860
Unobligated backlog	**$ 16,871**	$ 19,058	$ 28,066

Contractual backlog of unfilled orders excludes purchase options, announced orders for which definitive contracts have not been executed, and unobligated U.S. and non-U.S. government contract funding. The increase in contractual backlog during 2010 was due to orders in excess of deliveries and changes in projected revenue escalation, partially reduced by cancellations of orders. The decrease in backlog during 2009 was due to deliveries in excess of orders, changes in projected revenue escalation and cancellations of orders.

Unobligated backlog includes U.S. and non-U.S. government definitive contracts for which funding has not been authorized. The decrease in unobligated backlog during 2010 is due to decreases at BDS of $1,993 million compared with 2009 primarily due to funding of existing multi-year contracts including the V-22, Brigade Combat Team Modernization (BCTM) and Chinook programs, partially offset by multi-year procurement contract awards on the F/A-18 and International Space Station programs. The decrease in unobligated backlog during 2009 is primarily due to decreases at BDS of $8,904 million compared with 2008 partly due to a partial termination for convenience by the U.S. Army of the BCTM System Development and Demonstration contract relating to Manned Ground Vehicles and associated systems and equipment. Approved funding of existing multi-year contracts including the BCTM, V-22, Chinook, Proprietary and GMD programs also reduced unobligated backlog.

Segment Results of Operations and Financial Condition

Commercial Airplanes

Business Environment and Trends

Airline Industry Environment Global passenger traffic exceeded initial expectations in 2010 growing an estimated 8% for the year and showing growth over prior 2008 peak levels. Significant variation existed between regions and airline business models with emerging markets and low cost carriers leading recovery and growth into 2011. Air cargo traffic also rebounded in 2010 after two years of contraction. Led by strong growth in Asian exports, air cargo traffic recovered to peak 2007 levels and is poised to resume growth in 2011.

Airlines cut capacity in 2009 to match the demand environment which allowed them to boost yields as demand recovered in 2010. Airlines have also pursued new revenue sources by expanding alliances and building ancillary revenue streams. In addition, airlines continued to focus on cutting costs and pursued consolidation opportunities, particularly in mature markets, to improve market positioning. These airline tactics, combined with improving demand and relatively stable fuel prices, have driven a strong turnaround in airline industry profitability. Airlines are forecast to earn $15 billion in 2010 following a $10 billion net loss in 2009. The 2011 outlook is for continued profitability which should allow airlines to rebuild balance sheets that suffered from fuel price spikes and recession in 2008-2009.

The long-term outlook for the industry remains positive due to the fundamental drivers of air travel growth: economic growth and the increasing propensity to travel due to increased trade, globalization and improved airline services driven by liberalization of air traffic rights between countries. Our 20-year forecast is for a long-term average growth rate of 5% per year for passenger and cargo traffic based on a projected average annual worldwide real economic growth rate of 3%. Based on long-term global economic growth projections, and factoring in increased utilization of the worldwide airplane fleet and requirements to replace older airplanes, we project a $3.6 trillion market for 30,900 new airplanes over the next 20 years.

The industry remains vulnerable to near-term exogenous developments including fuel price spikes, disease outbreaks (such as avian or H1N1 flu), terrorism, conflicts and increased global environmental regulations.

Industry Competitiveness The commercial jet aircraft market and the airline industry remain extremely competitive. We expect the existing long-term downward trend in passenger revenue yields worldwide (measured in real terms) to continue into the foreseeable future. Market liberalization in Europe and Asia has enabled low-cost airlines to continue gaining market share. These airlines have increased the downward pressure on airfares. This results in continued cost pressures for all airlines and price pressure on our products. Major productivity gains are essential to ensure a favorable market position at acceptable profit margins.

Continued access to global markets remains vital to our ability to fully realize our sales potential and long-term investment returns. Approximately 10% of Commercial Airplanes' contractual backlog in dollar terms is with U.S. airlines.

We face aggressive international competitors who are intent on increasing their market share. They offer competitive products and have access to most of the same customers and suppliers. Airbus has historically invested heavily to create a family of products to compete with ours. Regional jet makers Embraer and Bombardier, coming from the less than 100-seat commercial jet market, continue to develop larger and more capable airplanes. Additionally, other competitors from Russia, China and Japan are likely to enter the 70 to 190 seat aircraft market over the next few years. Many of these competitors have historically enjoyed access to government-provided support, including "launch aid," which greatly reduces the commercial risks associated with airplane development activities and enables planes to be brought to market more quickly than otherwise possible. This market environment has resulted in intense pressures on pricing and other competitive factors and we expect these pressures to continue or intensify in the coming years.

Worldwide, airplane sales are generally conducted in U.S. dollars. Fluctuating exchange rates affect the profit potential of our major competitors, all of whom have significant costs in other currencies. Changes in value of the U.S. dollar relative to their local currencies as experienced in 2010 impacted competitors' revenues and profits. Competitors routinely respond to relatively weaker dollars by aggressively reducing costs and increasing productivity, thereby improving their longer-term competitive posture. Airbus has announced such initiatives targeting overhead cost savings, a reduction in its development cycle and a significant increase in overall productivity through 2012. If the U.S. dollar strengthens again, Airbus can use the improved efficiency to fund product development, gain market share through pricing and/or improve earnings.

We are focused on improving our processes and continuing cost-reduction efforts. We continue to leverage our extensive customer support services network which includes aviation support, spares, training, maintenance documents and technical advice for airlines throughout the world. This enables us to provide a high level of customer satisfaction and productivity. These efforts enhance our ability to pursue pricing strategies that enable us to price competitively.

Operating Results

(Dollars in millions)

Years ended December 31,	**2010**	2009	2008
Revenues	**$ 31,834**	$ 34,051	$ 28,263
% of Total company revenues	**50%**	50%	46%
Earnings/(loss) from operations	**$ 3,006**	$ (583)	$ 1,186
Operating margins	**9.4%**	-1.7%	4.2%
Research and development	**$ 2,975**	$ 5,383	$ 2,838
Contractual backlog	**$255,591**	$250,476	$278,575

Revenues

Year-over-year changes in Revenue are shown in the following table:

(Dollars in millions)	2010 vs. 2009	2009 vs. 2008
New airplane sales	$(2,733)	$6,129
Commercial aviation services business	569	(308)
Other	(53)	(33)
Total	$(2,217)	$5,788

Revenues for 2010 decreased by $2,217 million or 6.5% compared with 2009. The decrease in new airplane revenues primarily reflects lower 777 deliveries resulting from a production rate change from 7 to 5 per month beginning in June 2010 and no deliveries on the 747 program due to the transition from the 747-400 to the 747-8 derivative. The increase in revenues from commercial aviation services business was primarily due to increased sales of spares.

The increase in revenue of $5,788 million in 2009 from 2008 was primarily attributable to higher new airplane deliveries partially offset by lower intercompany revenues. 2008 revenues were negatively impacted by a 2008 IAM strike. The decrease in revenues from commercial aviation services business was driven by economic conditions.

Commercial jet aircraft deliveries as of December 31 were as follows:

	737	747	767	777	Total
2010					
Cumulative Deliveries	**3,504**	**1,418**	**994**	**910**	
Deliveries	**376**[(1)]		**12**	**74**	**462**
2009					
Cumulative Deliveries	3,128	1,418	982	836	
Deliveries	372[(1)]	8	13	88	481
2008					
Cumulative Deliveries	2,756	1,410	969	748	
Deliveries	290[(1)]	14	10[(1)]	61	375

(1) Includes intercompany deliveries of 5 737 aircraft in 2010, 5 737 aircraft in 2009 and 2 767 aircraft and 2 737 aircraft in 2008.

Earnings From Operations

Earnings from operations for 2010 increased by $3,589 million compared with 2009. The increase was primarily due to the 2009 reclassification from inventory to research and development expense of costs related to the first three 787 flight test aircraft, and the 2009 reach-forward losses on the 747 program. Costs of $2,693 million included in research and development expense in 2009 for the first three flight test 787 airplanes were a result of our determination that these aircraft could not be sold. The reach-forward loss on the 747 program of $1,352 million during 2009 was primarily due to increased production costs, reductions in projected delivery price increases associated with escalation and the difficult market conditions affecting the 747-8. The remaining net decrease in earnings for 2010 was primarily attributable to increased research and development expense of $285 million and lower new airplane deliveries.

Earnings from operations for 2009 decreased by $1,769 million compared with 2008, primarily due to the reclassification from inventory to research and development expense of the three 787 flight test aircraft previously recorded as inventory, partially offset by a $148 million decrease in other research and development expense. The decrease in earnings is also attributable to $1,352 million in reach-forward losses on the 747 program in 2009, compared with $685 million in 2008. Lower commercial aviation services revenues and margins reduced earnings by $245 million. Higher infrastructure cost allocations related to the 787 and 747-8 schedule delays announced in 2008 and 2009 and infrastructure costs incurred during the 2008 IAM strike reduced earnings by $199 million. Increased period and other costs reduced earnings by $47 million. These decreases were partially offset by increased earnings of $1,934 million related to new airplane deliveries.

Backlog Firm backlog represents orders for products and services where no contingencies remain before Boeing and the customer are required to perform. Backlog does not include prospective orders where customer controlled contingencies remain, such as the customers receiving approval from their Board of Directors, shareholders or government and completing financing arrangements. All such contingencies must be satisfied or have expired prior to recording a new firm order even if satisfying such conditions is highly certain. Firm orders exclude options. A number of our customers may have contractual remedies that may be implicated by program delays. We continue to address customer claims and requests for other contractual relief as they arise. However, once orders are included in firm backlog, orders remain in backlog until canceled or fulfilled, although the value of orders is adjusted as changes to price and schedule are agreed to with customers.

The increase in contractual backlog during 2010 was due to orders in excess of deliveries and changes in projected revenue escalation, partially reduced by cancellations of orders. The decrease in backlog during 2009 was due to deliveries in excess of orders, changes in projected revenue escalation and cancellations of orders.

Accounting Quantity The accounting quantity is our estimate of the quantity of airplanes that will be produced for delivery under existing and anticipated contracts. The determination of the accounting quantity is limited by the ability to make reasonably dependable estimates of the revenue and cost of existing and anticipated contracts. It is a key determinant of the gross margins we recognize on sales of individual airplanes throughout a program's life. Estimation of each program's accounting quantity takes into account several factors that are indicative of the demand for that program, including firm orders, letters of intent from prospective customers and market studies. We review our program accounting quantities quarterly.

Commercial aircraft production costs include a significant amount of infrastructure costs, a portion of which does not vary with production rates. As the amount of time needed to produce the accounting quantity increases, the average cost of the accounting quantity also increases as these infrastructure costs are included in the total cost estimates. This has the effect of decreasing the gross margin and related earnings provided other factors do not change.

The accounting quantity for each program may include units that have been delivered, undelivered units under contract, and units anticipated to be under contract in the reasonable future (anticipated orders). In developing total program estimates, all of these items within the accounting quantity must be considered.

The table below provides details of the accounting quantities and firm orders by program as of December 31. Cumulative firm orders represent the cumulative number of commercial jet aircraft deliveries plus undelivered firm orders.

	Program				
	737	747	767	777	787
2010					
Program accounting quantities	**5,000**	**1,524**	**1,048**	**1,150**	*
Undelivered units under firm orders	**2,186**	**107**	**50**	**253**	**847**
Cumulative firm orders	**5,690**	**1,525**	**1,044**	**1,163**	**847**
2009					
Program accounting quantities	4,600	1,499	1,035	1,100	*
Undelivered units under firm orders	2,076	108	59	281	851
Cumulative firm orders	5,204	1,526	1,041	1,117	851
2008					
Program accounting quantities	4,200	1,499	1,023	1,050	*
Undelivered units under firm orders	2,270	114	70	350	910
Cumulative firm orders	5,026	1,524	1,039	1,098	910

* A final determination of the initial accounting quantity for the 787 program will be made in the quarter of first airplane delivery, targeted for the third quarter of 2011.

737 Program The accounting quantity for the 737 program increased by 400 units during 2010. During 2010, we announced plans to increase monthly production of the 737 from 31.5 to 35 airplanes per month beginning in the first quarter of 2012 and a further increase to 38 airplanes per month beginning in the second quarter of 2013.

747 Program The accounting quantity for the 747 program increased by 25 units during 2010. During 2009 and 2008, we recorded charges of $1,352 million and $685 million to recognize reach-forward losses on the 747 program reflecting higher than anticipated costs, a reduction in delivery price increases associated with escalation and difficult cargo market conditions which caused us to defer a planned production rate increase for 747-8. First flight of the 747-8 Freighter occurred on February 8, 2010. A fourth aircraft was added to the flight test program in July 2010 to improve flight test efficiency. On September 30, 2010, we announced that the expected first delivery of the 747-8 Freighter would move to the middle of 2011 from the fourth quarter of 2010 and a fifth airplane would be added to the flight test fleet to support the new schedule. The new delivery schedule followed an assessment of the expected cumulative impact of flight test discoveries, which include a low frequency vibration in certain flight conditions and an underperforming aileron actuator. While neither issue required structural changes to the airplane, they led to disruptions to certification testing, which the program was unable to offset within the prior schedule. We are currently producing 747-8 airplanes and until completion of our flight test program, there is risk that additional items may be identified that require further modifications or other changes to those aircraft we have produced. On March 19, 2010, we announced that we will accelerate, from mid-2013 to mid-2012, a planned production rate increase from 1.5 to 2 airplanes per month. Certification and first delivery of the Intercontinental passenger derivative is expected in the fourth quarter of 2011. Schedule and other risks inherent in the demanding flight test and certification phases of program development remain.

767 Program The accounting quantity for the 767 program increased by 13 units during 2010.

777 Program The accounting quantity for the 777 program increased by 50 units during 2010. In April 2009, we announced that monthly production of the 777 will decline from 7 to 5 airplanes per month beginning in June 2010. In March 2010, we announced that we will accelerate by approximately six months, from early 2012 to mid-2011, a planned production rate increase to 7 airplanes per month. In December 2010, we announced that monthly production of the 777 will increase from 7 to 8.3 airplanes per month in the first quarter 2013.

787 Program First flight of the 787 occurred on December 15, 2009 and flight testing for certification continued during 2010. Flight testing involves six flight test aircraft and a limited amount of testing on two production-configured airplanes prior to first delivery. On August 27, 2010, we announced that the expected date of first delivery of the 787 had been moved to mid-first quarter 2011 from the fourth quarter of 2010. This schedule revision followed an assessment of the cumulative impact of a number of issues, including supplier workmanship issues related to the horizontal stabilizer, instrumentation delays and the expected availability date of an engine needed to support the final phases of flight test. On November 9, 2010, a flight test aircraft lost primary electrical power as a result of an onboard fire. Back-up systems functioned as expected allowing the crew to complete a safe landing. Flight testing was suspended pending investigation. On November 24, 2010, we announced minor design changes to power distribution panels and updates to systems software resulting from the investigation. On December 23, 2010, we resumed Boeing flight test activities and on January 17, 2011 resumed certification testing. On January 18, 2011, we announced that the expected date of first delivery had been moved to the third quarter of 2011 due to the flight testing and certification delays.

A number of engineering and other design changes have been identified in conjunction with the flight test program that are being incorporated into our production system and on aircraft already completed. During 2010, we continued to produce 787 airplanes and until completion of our flight test program, there is risk that additional items will be identified that require further modifications or other changes to those aircraft we have produced.

We continue to monitor and address challenges associated with assembly of initial airplanes including management of our extended global supply chain, incorporation of design changes into aircraft in various stages of assembly, completion and integration of traveled work as well as weight and systems integration. For example, during the second quarter of 2010 we delayed some 787 component deliveries to reduce out of sequence work moving into final assembly at our Everett factory and improve supply chain efficiency.

We continue to work toward planned increases in 787 production rates as well as the timely introduction of the 787-9 derivative. Such efforts include the construction of a second assembly line in North Charleston, South Carolina and establishing transitional surge capacity at our Everett, Washington location. On July 1, 2010, we completed firm configuration of the 787-9 airplane with first delivery scheduled for late 2013.

We continue to work with our customers and suppliers to assess the specific impacts of schedule changes, including delivery delays and supplier assertions. Efforts continue to ensure we remain focused on satisfying customer mission and performance needs in light of the anticipated weight of their respective aircraft. A number of our customers have contractual remedies for schedule delays and/or performance. We continue to address customer and supplier claims and requests for other contractual relief as brought forth.

During 2009, we concluded that the first three flight-test 787 aircraft could not be sold as previously anticipated due to the inordinate amount of rework and unique and extensive modifications made to those aircraft. As a result, costs associated with these aircraft were included in research and development expense. We believe that the other three 787 flight test aircraft are commercially saleable and we continue to include costs related to those aircraft in program inventory at December 31, 2010. If we determine that one or more of the other flight test aircraft cannot be sold, we may incur additional charges.

Our current assessment is that the program is not in a reach-forward loss position, however the cumulative impacts of the production challenges, schedule delays and customer and supplier impacts have created significant pressure on program profitability and we expect to record zero margin on our initial deliveries. We continue to implement mitigation plans and cost-reduction efforts to address this pressure.

Fleet Support We provide the operators of our commercial airplanes with assistance and services to facilitate efficient and safe aircraft operation. Collectively known as fleet support services, these activities and services begin prior to aircraft delivery and continue throughout the operational life of the aircraft. They include flight and maintenance training, field service support costs, engineering services and technical data and documents. The costs for fleet support are expensed as incurred and have been historically less than 1.5% of total consolidated costs of products and services. These costs are expected to increase with 787 and 747-8 entry into service.

Research and Development The following chart summarizes the time horizon between go-ahead and planned certification/initial delivery for major Commercial Airplanes derivatives and programs.


Go-ahead and Certification/Delivery
787-8 (1)
787-9 (1)
777-200LR (1)
777-F
747-8 Freighter
747-8 Intercontinental
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

(1) Go-ahead prior to 2005

Our Research and development expense decreased by $2,408 million in 2010. This was primarily due to the reclassification to research and development expense of $2,693 million of production costs related to the three 787 flight test aircraft in 2009, partially offset by a $285 million increase of other research and development expense.

Our Research and development expense increased by $2,545 million in 2009. This was due to the 2009 reclassification of production costs related to the three 787 flight test aircraft and $50 million of lower supplier development cost sharing payments, partially offset by a $198 million decrease of other research and development expense.

Additional Considerations

The 787 and 747-8 programs highlight the risks inherent in new airplane programs and new derivative airplanes, particularly as both the 747-8 Freighter and the 787-8 continue the demanding flight test and certification phases of program development. Development also continues on the 787-9 and 747-8 Intercontinental. Costs related to development of new programs and derivative airplanes are expensed as incurred. Costs to produce new aircraft are included in inventory and accounted for using program accounting. Airplane programs have risk for reach-forward losses if our estimated production costs exceed our estimated program revenues for the accounting quantity. Generally commercial airplanes are sold on a firm fixed-price basis with an indexed price escalation clause and are often sold several years before scheduled delivery. Each customer purchase agreement contains an escalation clause to account for the effects of economic fluctuations over the period of time from airplane sale to airplane delivery. A price escalation formula based on pre-defined factors is used to determine the final price of the airplane at the time of customer delivery. While firm fixed-price contracts allow us to benefit from cost savings, they also expose us to the risk of cost overruns. Many new airplanes and derivatives have highly complex designs, utilize exotic materials and require extensive coordination and integration with supplier partners. As technical or quality issues arise, such as issues experienced on the 787 and 747-8 programs, we may experience schedule delays and higher costs to complete new programs and derivative aircraft. Additionally, price escalation factors may also impact margins by reducing the estimated price of airplanes delivered in the future. There are other factors that could also result in lower margins or a material charge if a program has or is determined to have reach-forward losses. These include: changes to the program accounting quantity, customer and model mix, production costs and rates, capital expenditures and other costs associated with increasing or adding new production capacity, learning curve, anticipated cost reductions, flight test and certification schedules, costs, schedule and demand for derivative airplanes and status of customer claims, supplier assertions and other contractual negotiations. While we believe the cost and revenue estimates incorporated in the financial statements are appropriate, the technical complexity of these programs creates financial risk as additional completion costs may become necessary or scheduled delivery dates could be extended, which could trigger termination provisions, order cancellations or other financially significant exposure.

Boeing Defense, Space & Security

Business Environment and Trends

U.S. Defense Environment Overview The U.S. continues to balance funding priorities to plan for the broadest possible range of operations that include homeland defense, natural disasters, stabilization efforts, counterinsurgency and counterterrorism operations, or nation state aggressors with growing sophistication and military means. The U.S. Department of Defense (U.S. DoD) faces the simultaneous requirements to execute the national security policy, recapitalize important capabilities, and transform the force to meet the changing national security threat environment as articulated in the 2010 National Security Strategy and Quadrennial Defense Review. These actions must be carried out against a backdrop of significant competing national priorities including the economic crisis, the national debt and healthcare reform. As a result, the traditional roles of defense and security are converging into a single set of customer needs. We anticipate that the national security environment will remain dynamic and challenging well into this decade trending with the threat environment.

U.S. government policies impacting the defense environment include: efficiency initiatives to save at least $100 billion through 2016, defense acquisition reform, increased insourcing, concerns over the decline of the U.S. industrial base, a shift in emphasis towards more affordable solutions, and emphasis on increasing diplomatic efforts to expand and strengthen our alliances. In January 2011, the U.S. DoD announced its intention to further reduce its top-line base budget by $78 billion over the next five years.

Although the U.S. DoD budget has grown substantially over the past decade, we expect the total budget growth rate to level off or even decline slightly over the next several years due to these shifting priorities and budget pressures. The fiscal year 2011 discretionary budget of $708 billion includes an Overseas Contingency Operations (OCO) budget of $159 billion. Procurement is expected to increase, while research and development accounts are expected to decrease due to growing requirements from operations and maintenance (O&M) and personnel costs tied to U.S. commitments overseas. However, this trend is partially offset by equipment recapitalization efforts and continued demand for systems development. The near-term forecast of the defense budget environment shows limited growth in the 2012 to 2016 period for investment efforts. Although opportunities may exist following complete U.S. troop draw-downs in Iraq in late 2011, they may be offset by sustained O&M requirements in Afghanistan. Early indications suggest that coalition forces will sustain operations in the Afghanistan Theater longer than initially anticipated. We continue to see pressure to reduce OCO requests that have been used to cover the ongoing costs of the wars.

It is unlikely that the U.S. DoD will be able to fully fund all programs of record already in development as well as new initiatives. This imbalance between future costs of programs and expected funding levels is not uncommon in the U.S. DoD and is routinely managed by internally adjusting priorities and schedules, restructuring programs, and lengthening production runs to meet the constraints of available funding and occasionally by cancellation of programs. We expect the U.S. DoD will respond to future budget constraints by focusing on affordability strategies from acquisition efficiencies and reforms and emphasizing utilization of commercial off-the-shelf solutions and network-enabled operations. These strategies will be enabled through persistent intelligence, surveillance, and reconnaissance (ISR), long-range strike, special operations, unmanned systems, cybersecurity, precision-guided kinetic and non-kinetic weapons, electronic warfare, as well as selected outsourcing of logistics and support activities to improve overall effectiveness while maintaining control over costs.

International Environment Overview The international market continues to be driven by rapidly evolving security challenges and countries' need to modernize aging inventories. Western governments are pressured by new threats to security while at the same time dealing with constrained budgets. In Europe, global economic conditions are creating downward pressure on budget resources and austerity measures have been put in place to reduce defense spending in the near term.

The strongest opportunities for 2011 growth of the BDS portfolio will be in the Middle East and Asia-Pacific regions where modernization budgets remain relatively stable. With increasing needs and aging equipment, these regions have the financial strength necessary to make future defense purchases. Boeing's portfolio of defense, space and security solutions offers proven capability, predictable price, and near-term availability that are well matched to this challenging international environment.

Adjacent Market Environment Overview We are repositioning our business to expand our capabilities and accelerate growth in the following targeted adjacencies: Unmanned Systems; Cyber and Information Services; Security; Command, Control, Communications, Computers, Intelligence, Surveillance, and Reconnaissance (C4ISR); and Logistics Command and Control (LogC2) and Energy Services.

We anticipate continued growth in unmanned systems as these products provide critical mission functions to the warfighter with a focus on affordability, persistence, and accuracy. The demand for defensive, offensive, and exploit operations in the emerging Cyber market provides unique growth opportunities as explicit needs are further defined by customers. Key growth areas in Security include aviation security, border security, maritime security and cybersecurity as the U.S. government looks to work more closely with state and local institutions. The dependence on time-critical information for intelligence-based operations has fueled the need for C4ISR technologies that locate, identify, and track elusive and ephemeral targets. We continue to find opportunity in the LogC2 market in areas including logistics operations, supply chain management, and logistics training and simulations. Lastly, as energy volatility increases and pressure is placed on the national grid infrastructure, we expect that the need for energy services such as energy management, infrastructure security, and scenario modeling will increase accordingly.

BDS Realignment

Effective January 1, 2010, 2009 and 2008, certain programs were realigned among BDS segments. Business segment data for all periods presented have been adjusted to reflect the realignment.

Operating Results

(Dollars in millions)

Years ended December 31,	**2010**	2009	2008
Revenues	**$31,943**	$33,661	$32,047
% of Total company revenues	**50%**	49%	53%
Earnings from operations	**$ 2,875**	$ 3,299	$ 3,232
Operating margins	**9.0%**	9.8%	10.1%
Research and development	**$ 1,136**	$ 1,101	$ 933
Contractual backlog	**$48,364**	$46,024	$45,285
Unobligated backlog	**$16,822**	$18,815	$27,719

Since our operating cycle is long-term and involves many different types of development and production contracts with varying delivery and milestone schedules, the operating results of a particular year, or year-to-year comparisons of revenues and earnings, may not be indicative of future operating results. In addition, depending on the customer and their funding sources, our orders might be structured as annual follow-on contracts, or as one large multi-year order or long-term award. As a result, period-to-period comparisons of backlog are not necessarily indicative of future workloads. The following discussions of comparative results among periods should be viewed in this context.

Revenues BDS revenues decreased by $1,718 million in 2010 compared with 2009, due to lower revenues in all three segments, with the largest decrease in the N&SS segment. BDS revenues increased by $1,614 million in 2009 compared with 2008, due to higher revenues in GS&S and BMA, partially offset by decreases in N&SS.

Operating Earnings BDS operating earnings in 2010 decreased by $424 million compared with 2009 primarily due to lower margins in the BMA segment and lower revenues in the N&SS segment. BDS operating earnings in 2009 increased by $67 million compared with 2008 primarily due to higher earnings in the BMA segment, partially offset by lower earnings in the N&SS segment.

Backlog Total backlog is comprised of contractual backlog, which represents work we are on contract to perform for which we have received funding, and unobligated backlog, which represents work we are on contract to perform for which funding has not yet been authorized and appropriated. BDS total backlog increased by less than 1% in 2010, from $64,839 million to $65,186 million, primarily due to multi-year procurement contract awards on the F/A-18 and International Space Station programs, two commercial satellite contract awards, and the UK Future Logistics Information Services (FLIS) contract award, offset by current year deliveries and sales on multi-year contracts awarded in prior years. For further details on the changes between periods, refer to the discussions of the individual segments below.

Additional Considerations

Our business includes a variety of development programs which have complex design and technical challenges. Many of these programs have cost-type contracting arrangements. In these cases the associated financial risks are primarily in lower profit rates or program cancellation if milestones and technical progress are not accomplished. Examples of these programs include Family of Beyond Line-of-Sight Terminals, BCTM, GMD, Joint Tactical Radio System, P-8A Poseidon and Proprietary programs.

Some of our development programs are contracted on a fixed-price basis. Many of these programs have highly complex designs. As technical or quality issues arise, we may experience schedule delays and cost impacts, which could increase our estimated cost to perform the work or reduce our estimated price, either of which could result in a material charge. These programs are ongoing, and while we believe the cost and fee estimates incorporated in the financial statements are appropriate, the technical complexity of these programs creates financial risk as additional completion costs may become necessary or scheduled delivery dates could be extended, which could trigger termination provisions, the loss of satellite in-orbit incentive payments, or other financially significant exposure. These programs have risk for reach-forward losses if our estimated costs exceed our estimated contract revenues. Examples of our fixed-price development programs include Airborne Early Warning and Control (AEW&C), P-8I, KC-767 International Tanker, and commercial and military satellites.

Boeing Military Aircraft

Operating Results

(Dollars in millions)

Years ended December 31,	**2010**	2009	2008
Revenues	**$14,238**	$14,304	$13,445
% of Total company revenues	**22%**	21%	22%
Earnings from operations	**$ 1,258**	$ 1,528	$ 1,294
Operating margins	**8.8%**	10.7%	9.6%
Research and development	**$ 589**	$ 582	$ 486
Contractual backlog	**$25,094**	$26,354	$25,802
Unobligated backlog	**$ 8,297**	$ 9,297	$10,035

Revenues BMA revenues decreased by less than 1% in 2010 and increased by 6% in 2009. Lower revenues in 2010 on the C-17, Apache and T-45 programs were nearly offset by higher Chinook, F/A-18 and AEW&C revenues. The increase of $859 million in 2009 was primarily due to higher revenues on the Apache, V-22, Chinook, F/A-18, and Proprietary programs, partly offset by lower revenues on the F-22 and several weapons programs.

Deliveries of new-build production aircraft, excluding remanufactures and modifications, were as follows:

Years ended December 31,	**2010**	2009	2008
F/A-18 Models	**50**	49	45
F-15E Eagle	**13**	13	14
C-17 Globemaster	**14**	16	16
AH-64 Apache	**13**	23	3
CH-47 Chinook	**20**	11	12
AEW&C	**4**		
KC-767 Tanker	**1**	2	2
T-45TS Goshawk		7	7
Total new-build production aircraft	**115**	121	99

Operating Earnings BMA earnings decreased by $270 million in 2010 primarily due to lower deliveries of C-17 aircraft and less favorable pricing and mix on the C-17 program. BMA operating earnings increased by $234 million in 2009 partly due to higher deliveries on several programs and volume, partially offset by a change in delivery mix. Operating earnings in both years were negatively impacted by charges recorded on the AEW&C and KC-767 International Tanker programs.

Research and Development The BMA segment continues to focus research and development resources to leverage customer knowledge, technical expertise and system integration of manned and unmanned systems that provide innovative solutions to meet the warfighter's enduring needs. Research and development expense remained flat in 2010 but in 2009 increased by 20% over 2008 primarily due to increased prototyping activities which were partially offset by lower international tanker development costs. Research and development activities utilize our capabilities in architectures, system-of-systems integration and weapon systems technologies to develop solutions which are designed to better prepare us to meet customers' needs in U.S. and international growth areas such as: military-commercial derivatives, rotorcraft, global strike, missiles and unmanned airborne systems, and surveillance and engagement systems. The products of our research and development support both new manned and unmanned systems as well as enhanced versions of existing fielded products. Investments support vertical integration of our product line in areas such as autonomous operation of unmanned systems, advanced sensors and electronic warfare. These efforts focus on increasing mission effectiveness, interoperability, reliability and reducing the cost of ownership.

Backlog BMA total backlog in 2010 decreased 6% from 2009, primarily due to deliveries and sales on multi-year contracts awarded in prior years partially offset by a multi-year contract award on the F/A-18 program. Total backlog in 2009 was virtually unchanged from 2008. Backlog increases due to 2009 orders for C-17, P-8I and Chinook aircraft were offset by revenues recognized on multi-year contracts received in prior years with the largest decrease in the F/A-18 program.

Additional Considerations

AEW&C The AEW&C development program, also known as Wedgetail in Australia, Peace Eagle in Turkey and Peace Eye in the Republic of Korea, consists of 737-700 aircraft outfitted with a variety of command and control and advanced radar systems, some of which have never been installed on an airplane before. Wedgetail includes six aircraft and Peace Eagle and Peace Eye include four aircraft each. During 2010, 2009 and 2008, we recorded charges increasing the reach-forward losses on the AEW&C programs in Australia and Turkey by $174 million, $133 million and $308 million, respectively. These charges reflect technical performance issues associated with the test program, delivery schedule delays, subsystem development issues, and additional time for integration testing. During 2010, four Wedgetail aircraft were delivered to Australia with initial customer acceptance. Final customer acceptance for all six Wedgetail aircraft is scheduled to be completed by the end of 2011. In January 2011, the Peace Eagle program began the formal test phase. These are advanced and complex fixed-price development programs involving technical challenges at the individual subsystem level and in the overall integration of these subsystems into a reliable and effective operational capability. We believe that the cost and revenue estimates incorporated in the financial statements are appropriate; however, the technical complexity of the programs creates financial risk as additional completion costs may be necessary or scheduled delivery dates could be delayed.

KC-767 International Tanker The KC-767 International Tanker program includes four aircraft for the Italian Air Force and four aircraft for the Japanese Air Self Defense Force. During 2010, 2009 and 2008, we recorded charges increasing the reach-forward losses in the KC-767 International Tanker program by $53 million, $78 million and $85 million, respectively. The final delivery to Japan was made in December 2009 and first delivery to Italy was made in December 2010. The Italian KC-767 Tanker program is ongoing, and while we believe the revenue and cost estimates incorporated in the financial statements are appropriate, the technical complexity of the program creates financial risk as additional completion and development costs may be necessary or remaining scheduled delivery dates could be delayed.

C-17 See the discussion of the C-17 program in Note 11 to our Consolidated Financial Statements.

Network & Space Systems

Operating Results

(Dollars in millions)

Years ended December 31,	**2010**	2009	2008
Revenues	**$9,455**	$10,877	$11,346
% of Total company revenues	**15%**	16%	19%
Earnings from operations	**$ 711**	$ 839	$ 1,034
Operating margins	**7.5%**	7.7%	9.1%
Research and development	**$ 417**	$ 397	$ 298
Contractual backlog	**$9,586**	$ 7,746	$ 8,868
Unobligated backlog	**$8,435**	$ 9,187	$16,981

Revenues N&SS revenues decreased 13% in 2010 and 4% in 2009. The decrease of $1,422 million in 2010 is primarily due to lower volume on the BCTM and GMD programs. The decrease of $469 million in 2009 is primarily due to lower volume on the GMD, Intelligence and Security Systems, and Proprietary programs, partly offset by higher volume on several satellite programs.

Delta launch and new-build satellite deliveries were as follows:

Years ended December 31,	**2010**	2009	2008
Delta II	**1**	1	2
Delta IV	**1**	1	
Commercial and civil satellites	**3**	3	1
Military satellites	**1**	3	

Operating Earnings N&SS earnings decreased by $128 million in 2010 primarily due to lower revenues. N&SS earnings decreased by $195 million in 2009 primarily due to lower revenues and charges related to the Sea Launch bankruptcy. Earnings in 2009 were also reduced by charges related to the settlement of a satellite contract dispute and indemnification of Delta II inventory. Earnings in 2008 included a favorable settlement on a civil satellite program. N&SS operating earnings include equity earnings of $189 million, $164 million and $178 million from the United Space Alliance joint venture and the United Launch Alliance (ULA) joint venture in 2010, 2009 and 2008, respectively.

Research and Development The N&SS research and development funding remains focused on the development of C4ISR that support a network-enabled architecture approach for our customers. We are investing in capabilities to enhance connectivity between existing and new air/ground and maritime platforms, to increase communications availability, utility and bandwidth through more robust space systems, and to leverage innovative networking and ISR concepts. Investments were also made to develop concepts and capabilities related to cyber and security products, as well as the development of next-generation space and intelligence systems. Along with increased funding to support these network-enabled capabilities, we also maintained our investment levels in missile defense, directed energy and advanced exploration systems.

Backlog N&SS total backlog increased 6% in 2010 compared with 2009 primarily due to two commercial satellite contract awards, a multi-year contract award on the International Space Station program and GMD contract awards, partially offset by revenues recognized on the BCTM program. Total backlog decreased by 34% in 2009 compared with 2008 partly due to the partial termination for convenience by the U.S. Army of the BCTM System Development and Demonstration contract related to Manned Ground Vehicles and associated systems and equipment. 2009 deliveries and sales on multi-year contracts awarded in prior years including BCTM, GMD, and Proprietary programs also contributed to the backlog reduction.

Additional Considerations

United Launch Alliance On December 1, 2006, we and Lockheed Martin Corporation (Lockheed) created a 50/50 joint venture named United Launch Alliance L.L.C. ULA combines the production, engineering, test and launch operations associated with U.S. government launches of Boeing Delta and Lockheed Atlas rockets. We initially contributed net assets of $914 million at December 1, 2006. The book value of our investment exceeded our proportionate share of ULA's net assets. This difference is expensed ratably in future years. Based on the adjusted contributions and the conformed accounting policies established by ULA, this amortization is expected to be approximately $15 million annually for the next 14 years.

In connection with the formation of ULA, we and Lockheed each committed to provide up to $200 million to support ULA's working capital requirements through December 1, 2011. We and Lockheed transferred performance responsibility for certain U.S. government contracts to ULA as of the closing date. We and Lockheed agreed to jointly guarantee the performance of those contracts to the extent required by the U.S. government. We and Lockheed have also each committed to provide ULA with up to $232 million of additional capital contributions in the event ULA does not have sufficient funds to make a required payment to us under an inventory supply agreement. See Note 11 to our Consolidated Financial Statements.

We agreed to indemnify ULA through December 31, 2020 against potential non-recoverability and non-allowability of $1,360 million of Boeing Delta launch program inventory included in contributed assets plus $1,860 million of inventory subject to an inventory supply agreement which ends on March 31, 2021. Since inception, ULA has consumed $1,201 million of inventory that was contributed by us. ULA has made advance payments of $420 million to us and we have recorded revenues and cost of sales of $166 million under the inventory supply agreement through December 31, 2010. ULA is continuing to assess the future of the Delta II program beyond what is currently on contract. In the event ULA is unable to sell additional Delta II inventory, our earnings could be reduced by up to $70 million.

We agreed to indemnify ULA against potential losses that ULA may incur in the event ULA is unable to obtain certain additional contract pricing from the U.S. Air Force (USAF) for four satellite missions. We believe ULA is entitled to additional contract pricing. In December 2008, ULA submitted a claim to the USAF to re-price the contract value for two satellite missions. In March 2009, the USAF issued a denial of that claim and in June 2009, ULA filed an appeal. During 2009, the USAF exercised its option for a third satellite mission. During the third quarter of 2010, ULA submitted a claim to the USAF to re-price the contract value of the third mission. The USAF did not exercise an option for a fourth mission prior to expiration. If ULA is unsuccessful in obtaining additional pricing, we may be responsible for a portion of the shortfall and may record up to $283 million in pre-tax losses associated with the three missions, representing up to $261 million for the indemnification payment and up to $22 million for our portion of additional contract losses incurred by ULA.

Sea Launch See the discussion of the Sea Launch receivables in Note 6 to our Consolidated Financial Statements.

Satellites See the discussions of Boeing Satellite Systems International, Inc. (BSSI) in Note 20 to our Consolidated Financial Statements.

Global Services & Support

Operating Results

(Dollars in millions)

Years ended December 31,	**2010**	2009	2008
Revenues	**$ 8,250**	$ 8,480	$ 7,256
% of Total company revenues	**13%**	12%	12%
Earnings from operations	**$ 906**	$ 932	$ 904
Operating margins	**11.0%**	11.0%	12.5%
Research and development	**$ 130**	$ 122	$ 149
Contractual backlog	**$13,684**	$11,924	$10,615
Unobligated backlog	**$ 90**	$ 331	$ 703

Revenues GS&S revenues decreased $230 million in 2010, a decrease of 3%, and increased $1,224 million in 2009, an increase of 17%, in each case compared with the prior year. The 2010 decrease is primarily due to lower revenues on several Maintenance, Modifications and Upgrades (MM&U) programs partially offset by higher revenues on several Integrated Logistics (IL) programs. The 2009 increase was due to increased volume in the IL programs and the Training Systems and Services (TS&S) divisions.

Operating Earnings GS&S operating earnings decreased by 3% in 2010 primarily due to lower revenues. Operating earnings increased 3% in 2009 as additional earnings from increased volume were partially offset by lower margins due to contract adjustments and changes in contract mix.

Research and Development GS&S continues to focus investment strategies on its core businesses including IL, MM&U and TS&S, as well as on moving into new market areas of logistics command and control (Log C2) in Advanced Services and energy management in Boeing Energy. Investments have been made to continue the development and implementation of innovative tools, processes and systems as market discriminators in the delivery of integrated customer solutions.

Backlog GS&S total backlog increased by 12% in 2010 compared with 2009 primarily due to the award of the UK FLIS contract. Backlog also increased due to increases in several IL and MM&U programs, partially offset by decreases in several Training Systems programs. Total backlog increased by 8% in 2009 compared with 2008 due to significant growth in International Support and Defense and Government Services programs and partially offset by decreases in several IL and MM&U programs.

Boeing Capital Corporation

Business Environment and Trends

BCC's customer financing and investment portfolio at December 31, 2010 totaled $4,694 million. A substantial portion of BCC's portfolio is concentrated among certain U.S. commercial airline customers. BCC's portfolio is also concentrated by varying degrees across Boeing aircraft product types most notably out of production Boeing aircraft such as 717 aircraft.

We provided greater amounts of financing to Boeing customers during 2009 than in any of the preceding five years. Sources of financing available for aircraft deliveries improved during 2010 and as a result, we provided no financing for Boeing aircraft deliveries.

Aircraft values and lease rates are impacted by the number and type of aircraft that are currently out of service. Approximately 2,200 western-built commercial jet aircraft (10.5% of current world fleet) were parked at the end of 2010, including both in-production and out-of-production aircraft types. Of these parked aircraft, over 30% are not expected to return to service. At the end of 2009 and 2008, 11.6% and 11.0% of the western-built commercial jet aircraft were parked. Aircraft valuations could decline if significant numbers of additional aircraft, particularly types with relatively few operators, are placed out of service.

Summary Financial Information

(Dollars in millions)

Years ended December 31,	**2010**	2009	2008
Revenues	**$639**	$660	$703
Earnings from operations	**$152**	$126	$162
Operating margins	**24%**	19%	23%

Revenues

BCC segment revenues consist principally of lease income from equipment under operating lease and interest from financing receivables and notes. BCC's revenues decreased $21 million and $43 million in 2010 and 2009, due to a smaller portfolio of equipment under operating leases as a result of aircraft returns and lower lease rates on re-leased aircraft.

Earnings From Operations

BCC's operating earnings are presented net of interest expense, provision for (recovery of) losses, asset impairment expense, depreciation on leased equipment and other operating expenses. Operating earnings increased by $26 million in 2010 compared with 2009 primarily due to lower impairment expense and lower provision for losses. The impact of declines in aircraft collateral values recognized by BCC and reduced projected cash flows for certain aircraft was not as significant in 2010 as it was in 2009. The decrease in operating earnings in 2009 compared with 2008 was primarily due to lower revenues and higher asset impairment expense and provision for losses.

Financial Position

The following table presents selected financial data for BCC as of December 31:

(Dollars in millions)	**2010**	2009
BCC Customer Financing and Investment Portfolio	**$ 4,694**	$ 5,666
Valuation Allowance as a % of Total Receivables	**3.8%**	2.5%
Debt	**$ 3,446**	$ 4,075
Debt-to-Equity Ratio	**5.0-to-1**	5.8-to-1

BCC's customer financing and investment portfolio at December 31, 2010 decreased from December 31, 2009 due to normal portfolio run-off and asset pre-payments. At December 31, 2010 and 2009, BCC had $583 million and $385 million of assets that were held for sale or re-lease, of which $28 million and $345 million had either executed term sheets with deposits or firm contracts to be sold or placed on lease. The increase was primarily due to BCC's termination of aircraft leases with Aevovias Caribe S.A. de C.V. (Click), an affiliate of Compania Mexicana de Aviacion S.A. de C.V. (Mexicana), in August 2010. Additionally, aircraft subject to leases with a carrying value of approximately $174 million are scheduled to be returned off lease during 2011. These aircraft are being remarketed or we are seeking to have the leases extended.

BCC enters into certain transactions with the Other segment in the form of intercompany guarantees and other subsidies that mitigate the effects of certain credit quality or asset impairment issues on the BCC segment.

Bankruptcies

In August 2010, Mexicana filed for bankruptcy protection in Mexico and the United States. At the time of those filings, BCC had leased and delivered 19 717 aircraft to Click, and 6 additional 717 aircraft were scheduled for delivery to Click under executed leases. On August 27, 2010, BCC served Click a notice of termination of all 25 leases as a result of non-payment. On or about August 28, 2010, Click ceased flight operations. In September 2010, Click filed for bankruptcy protection. BCC has recovered all of the aircraft that had been delivered to Click. In the third quarter of 2010, we recorded an $81 million net impairment charge related to certain 717 aircraft leased to Click. This charge was primarily recorded in the Other segment due to an intercompany guarantee between us and BCC. Additional impairment charges could be recorded if we are unable to re-lease the aircraft at anticipated rental rates.

Southwest/AirTran Merger

On September 26, 2010, Southwest Airlines Co. (Southwest) and AirTran Holdings, Inc. (AirTran) entered into an Agreement and Plan of Merger, whereby Southwest will acquire, subject to certain conditions, all of the outstanding common stock of AirTran. AirTran, together with its subsidiaries, represents approximately 27% of our gross customer financing portfolio carrying value, consisting principally of 717 aircraft. AirTran is the largest customer in terms of BCC's segment revenue and customer financing portfolio carrying value.

Restructurings and Restructuring Requests

From time to time, certain customers have requested a restructuring of their transactions with BCC. As of December 31, 2010, BCC has not reached agreement on any restructuring requests that would have a material adverse effect on its earnings, cash flows and/or financial position.

Other Segment

(Dollars in millions)

Years ended December 31,	**2010**	2009	2008
Revenues	**$ 138**	$ 165	$ 567
Loss from operations	**(327)**	(152)	(307)

Other segment operating losses for the year ended December 31, 2010 increased by $175 million primarily due to $144 million of charges related to our customer financing portfolio and higher environmental remediation expenses of $36 million.

Other segment revenues for the year ended December 31, 2009 decreased by $402 million compared with 2008 primarily due to the sale of three C-17 aircraft in 2008 held under operating lease. Other segment operating losses for the year ended December 31, 2009 decreased by $155 million primarily due to recognition of pre-tax expense of $82 million in the prior year to increase the allowance for losses on customer financing receivables related to lower U.S. airline customer credit ratings. During 2009, Other segment recognized $76 million in lower charges relating to environmental remediation than in 2008.

Liquidity and Capital Resources

Cash Flow Summary

(Dollars in millions)

Years ended December 31,	**2010**	2009	2008
Net earnings	**$ 3,307**	$ 1,312	$ 2,672
Non-cash items	**2,679**	2,381	1,829
Changes in working capital	**(3,034)**	1,910	(4,902)
Net cash provided/(used) by operating activities	**2,952**	5,603	(401)
Net cash (used)/provided by investing activities	**(4,831)**	(3,794)	1,888
Net cash (used)/provided by financing activities	**(1,962)**	4,094	(5,202)
Effect of exchange rate changes on cash and cash equivalents	**(15)**	44	(59)
Net (decrease)/increase in cash and cash equivalents	**(3,856)**	5,947	(3,774)
Cash and cash equivalents at beginning of year	**9,215**	3,268	7,042
Cash and cash equivalents at end of year	**$ 5,359**	$ 9,215	$ 3,268

Operating Activities Net cash provided by operating activities decreased by $2,651 million to $2,952 million during 2010 compared with 2009 primarily due to higher net working capital in 2010, driven by growth in inventory as we continue to build inventories prior to the anticipated delivery and production ramp-up of the 787 and 747-8 programs. We expect the 787 inventory growth in 2011 to be similar to the growth experienced in 2010 while we expect 747-8 inventory to begin to decline as aircraft are delivered.

Investing Activities Cash used by investing activities totaled $4,831 million during 2010 compared with $3,794 million used during 2009, primarily due to higher net contributions to time deposits during 2010. In 2010, capital expenditures totaled $1,125 million down from $1,186 million in 2009. We expect capital spending in 2011 to be higher than 2010 due to the ongoing construction of a 787 final assembly line in North Charleston, South Carolina and higher spending to support commercial airplane production rate increases. Expenditures on acquisitions totaled $932 million, up from $639 million, largely reflecting the acquisition of Argon ST, Inc. for $782 million.

Financing Activities Cash used by financing activities totaled $1,962 million during 2010 compared with $4,094 million provided during 2009, primarily due to proceeds from borrowings of $5,961 million in 2009.

At December 31, 2010 and 2009, the recorded balance of debt was $12,421 million and $12,924 million, of which $948 million and $707 million were classified as short-term. This includes $3,446 million and $4,075 million of debt recorded at BCC, of which $801 million and $659 million were classified as short-term. In 2010, we repaid $689 million of debt, including repayments of $645 million of debt held at BCC.

In 2010, we had 494,939 shares transferred to us from employees for tax withholding and did not repurchase any shares through our open market share repurchase program. During 2009 and 2008, cash used in our open market share repurchase program totaled $50 million and $2,937 million. In 2008, we also repurchased shares for $95 million as part of the ShareValue Trust distribution.

Capital Resources We have substantial borrowing capacity. Any future borrowings may affect our credit ratings and are subject to various debt covenants as described below. We and BCC have commercial paper programs that continue to serve as significant potential sources of short-term liquidity. Throughout 2010 and at December 31, 2010, neither we nor BCC had any commercial paper borrowings outstanding. Currently, we have $4,376 million ($1,500 million exclusively available for BCC) of unused borrowing on revolving credit line agreements. We anticipate that these credit lines will primarily serve as backup liquidity to support possible commercial paper borrowings.

In the event we require additional funding to support strategic business opportunities, our commercial aircraft financing commitments, unfavorable resolution of litigation or other loss contingencies, or other business requirements, we expect to meet increased funding requirements by issuing commercial paper or term debt. We believe our ability to access external capital resources should be sufficient to satisfy existing short-term and long-term commitments and plans, and also to provide adequate financial flexibility to take advantage of potential strategic business opportunities should they arise within the next year. However, there can be no assurance of the cost or availability of future borrowings, if any, under our commercial paper program, in the debt markets or our credit facilities.

At December 31, 2010 and 2009, our pension plans were $9,854 million and $6,356 million underfunded as measured under GAAP. On an ERISA basis our plans are more than 100% funded. In 2011, we expect to make discretionary contributions to our plans of approximately $500 million. Absent increases in interest rates and/or higher asset values, we may be required to make significant contributions to our pension plans in the future.

As of December 31, 2010, we were in compliance with the covenants for our debt and credit facilities. The most restrictive covenants include a limitation on mortgage debt and sale and leaseback transactions as a percentage of consolidated net tangible assets (as defined in the credit agreements), and a limitation on consolidated debt as a percentage of total capital (as defined). When considering debt covenants, we continue to have substantial borrowing capacity.

Contractual Obligations

The following table summarizes our known obligations to make future payments pursuant to certain contracts as of December 31, 2010, and the estimated timing thereof.

(Dollars in millions)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt (including current portion)	$ 12,253	$ 876	$ 3,510	$ 2,103	$ 5,764
Interest on debt [1]	6,990	622	1,025	773	4,570
Pension and other postretirement cash requirements	20,638	632	1,622	6,643	11,741
Capital lease obligations	190	63	97	30	
Operating lease obligations	1,159	217	280	164	498
Purchase obligations not recorded on the Consolidated Statements of Financial Position	104,775	34,572	40,197	20,442	9,564
Purchase obligations recorded on the Consolidated Statements of Financial Position	12,676	12,345	331		
Total contractual obligations	$158,681	$49,327	$47,062	$30,155	$32,137

(1) Includes interest on variable rate debt calculated based on interest rates at December 31, 2010. Variable rate debt was approximately 1% of our total debt at December 31, 2010.

Pension and Other Postretirement Benefits Pension cash requirements are based on an estimate of our minimum funding requirements, pursuant to ERISA regulations, although we may make additional discretionary contributions. Estimates of other postretirement benefits are based on both our estimated future benefit payments and the estimated contributions to plans that are funded through trusts.

Purchase Obligations Purchase obligations represent contractual agreements to purchase goods or services that are legally binding; specify a fixed, minimum or range of quantities; specify a fixed, minimum, variable, or indexed price provision; and specify approximate timing of the transaction. Purchase obligations include amounts recorded as well as amounts that are not recorded on the

Consolidated Statements of Financial Position. Approximately 8% of the purchase obligations disclosed above are reimbursable to us pursuant to cost-type government contracts.

Purchase Obligations Not Recorded on the Consolidated Statements of Financial Position Production related purchase obligations not recorded on the Consolidated Statements of Financial Position include agreements for production goods, tooling costs, electricity and natural gas contracts, property, plant and equipment, and other miscellaneous production related obligations. The most significant obligation relates to inventory procurement contracts. We have entered into certain significant inventory procurement contracts that specify determinable prices and quantities, and long-term delivery timeframes. In addition, we purchase raw materials on behalf of our suppliers. These agreements require suppliers and vendors to be prepared to build and deliver items in sufficient time to meet our production schedules. The need for such arrangements with suppliers and vendors arises from the extended production planning horizon for many of our products. A significant portion of these inventory commitments is supported by firm contracts and/or has historically resulted in settlement through reimbursement from customers for penalty payments to the supplier should the customer not take delivery. These amounts are also included in our forecasts of costs for program and contract accounting. Some inventory procurement contracts may include escalation adjustments. In these limited cases, we have included our best estimate of the effect of the escalation adjustment in the amounts disclosed in the table above.

Purchase Obligations Recorded on the Consolidated Statements of Financial Position Purchase obligations recorded on the Consolidated Statements of Financial Position primarily include accounts payable and certain other liabilities including accrued compensation.

Industrial Participation Agreements We have entered into various industrial participation agreements with certain customers outside of the U.S. to facilitate economic flow back and/or technology transfer to their businesses or government agencies as the result of their procurement of goods and/or services from us. These commitments may be satisfied by our placement of direct work or vendor orders for supplies, opportunities to bid on supply contracts, transfer of technology or other forms of assistance. However, in certain cases, our commitments may be satisfied through other parties (such as our vendors) who purchase supplies from our non-U.S. customers. We do not commit to industrial participation agreements unless a contract for sale of our products or services is signed. In certain cases, penalties could be imposed if we do not meet our industrial participation commitments. During 2010, we incurred no such penalties. As of December 31, 2010, we have outstanding industrial participation agreements totaling $9.7 billion that extend through 2024. Purchase order commitments associated with industrial participation agreements are included in the table above. To be eligible for such a purchase order commitment from us, a foreign supplier must have sufficient capability to meet our requirements and must be competitive in cost, quality and schedule.

Income Tax Obligations As of December 31, 2010, our total liability for income taxes payable, including uncertain tax positions, was $499 million, of which $81 million we expect to pay in the next twelve months. We are not able to reasonably estimate the timing of future cash flows related to the remaining $418 million. Our income tax obligations are excluded from the table above. See Note 5 to our Consolidated Financial Statements.

Commercial Commitments

The following table summarizes our commercial commitments outstanding as of December 31, 2010.

(Dollars in millions)	Total Amounts Committed/Maximum Amount of Loss	Less than 1 year	1-3 Years	4-5 years	After 5 years
Standby letters of credit and surety bonds	$ 7,599	$5,560	$1,542	$ 328	$ 169
Commercial aircraft financing commitments	9,865	1,234	2,035	2,775	3,821
Total commercial commitments	$17,464	$6,794	$3,577	$3,103	$3,990

Commercial aircraft financing commitments include commitments to provide financing related to aircraft on order, under option for deliveries or proposed as part of sales campaigns based on estimated earliest potential funding dates. Based on historical experience, we currently do not anticipate that all of these commitments will be exercised by our customers; however there can be no assurances that we will not be required to fund greater amounts than historically required. See Note 11 to our Consolidated Financial Statements.

Contingent Obligations

We have significant contingent obligations that arise in the ordinary course of business, which include the following:

Legal Various legal proceedings, claims and investigations are pending against us. Legal contingencies are discussed in Note 20 to our Consolidated Financial Statements, including our contesting the default termination of the A-12 aircraft, certain employment and benefits litigation, litigation/arbitration involving BSSI programs and civil securities litigation relating to disclosures concerning the 787 program.

Environmental Remediation We are involved with various environmental remediation activities and have recorded a liability of $721 million at December 31, 2010. For additional information, see Note 11 to our Consolidated Financial Statements.

Income Taxes We have recorded a net liability of $1,198 million at December 31, 2010 for uncertain tax positions. For further discussion of these contingencies, see Note 5 to our Consolidated Financial Statements.

Off-Balance Sheet Arrangements

We are a party to certain off-balance sheet arrangements including certain guarantees. For discussion of these arrangements, see Note 12 to our Consolidated Financial Statements.

Critical Accounting Policies

Contract Accounting

Contract accounting involves a judgmental process of estimating the total sales and costs for each contract, which results in the development of estimated cost of sales percentages. For each contract, the amount reported as cost of sales is determined by applying the estimated cost of sales percentage to the amount of revenue recognized.

Due to the size, duration and nature of many of our contracts, the estimation of total sales and costs through completion is complicated and subject to many variables. Total contract sales estimates are based on negotiated contract prices and quantities, modified by our assumptions regarding contract options, change orders, incentive and award provisions associated with technical performance, and price adjustment clauses (such as inflation or index-based clauses). The majority of these contracts are with the U.S. government. Generally the price is based on estimated cost to produce the product or service plus profit. Federal acquisition regulations provide guidance on the types of cost that will be reimbursed in establishing contract price. Total contract cost estimates are largely based on negotiated or estimated purchase contract terms, historical performance trends, business base and other economic projections. Factors that influence these estimates include inflationary trends, technical and schedule risk, internal and subcontractor performance trends, business volume assumptions, asset utilization, and anticipated labor agreements.

The development of cost of sales percentages involves procedures and personnel in all areas that provide financial or production information on the status of contracts. Estimates of each significant contract's sales and costs are reviewed and reassessed quarterly. Any changes in these estimates result in recognition of cumulative adjustments to the contract profit in the period in which changes are made.

Due to the significance of judgment in the estimation process described above, it is likely that materially different cost of sales amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions/estimates, supplier performance, or circumstances may adversely or positively affect financial performance in future periods. If the combined gross margin for all contracts in BDS for all of 2010 had been estimated to be higher or lower by 1%, it would have increased or decreased pre-tax income for the year by approximately $319 million. A number of our contracts are in a reach–forward loss position. Changes to estimated loss in future periods are recorded immediately in earnings.

Program Accounting

Program accounting requires the demonstrated ability to reliably estimate the relationship of sales to costs for the defined program accounting quantity. A program consists of the estimated number of units (accounting quantity) of a product to be produced in a continuing, long-term production effort for delivery under existing and anticipated contracts. The determination of the accounting quantity is limited by the ability to make reasonably dependable estimates of the revenue and cost of existing and anticipated contracts. For each program, the amount reported as cost of sales is determined by applying the estimated cost of sales percentage for the total remaining program to the amount of sales recognized for airplanes delivered and accepted by the customer.

Factors that must be estimated include program accounting quantity, sales price, labor and employee benefit costs, material costs, procured part costs, major component costs, overhead costs, program tooling costs, and routine warranty costs. Estimation of the accounting quantity for each program takes into account several factors that are indicative of the demand for the particular program, such as firm orders, letters of intent from prospective customers, and market studies. Total estimated program sales are determined by estimating the model mix and sales price for all unsold units within the accounting quantity, added together with the sales prices for all undelivered units under contract. The sales prices for all undelivered units within the accounting quantity include an escalation adjustment that is based on projected escalation rates, consistent with typical sales contract terms. Cost estimates are based largely on negotiated and anticipated contracts with suppliers, historical performance trends, and business base and other economic projections. Factors that influence these estimates include production rates, internal and subcontractor performance trends, customer and/or supplier claims or assertions, asset utilization, anticipated labor agreements, and inflationary trends.

To ensure reliability in our estimates, we employ a rigorous estimating process that is reviewed and updated on a quarterly basis. Changes in estimates are normally recognized on a prospective basis; when estimated costs to complete a program exceed estimated revenues from undelivered units in the accounting quantity, a loss provision is recorded in the current period for the estimated loss on all undelivered units in the accounting quantity.

The program method of accounting allocates tooling and production costs over the accounting quantity for each program. Because of the higher unit production costs experienced at the beginning of a new program and substantial investment required for initial tooling, new commercial aircraft programs, such as the 787 program, typically have lower margins than established programs.

Due to the significance of judgment in the estimation process described above, it is likely that materially different cost of sales amounts could be recorded if we used different assumptions, or if the underlying circumstances were to change. Changes in underlying assumptions/estimates, supplier performance, or circumstances may adversely or positively affect financial performance in future periods. If combined cost of sales percentages for commercial airplane programs, excluding the 747 and 787 programs, for all of 2010 had been estimated to be higher or lower by 1%, it would have increased or decreased pre-tax income for the year by approximately $261 million.

The 747 program is in a reach-forward loss position having recorded a total of $2,037 million of reach-forward losses in 2009 and 2008. Absent changes in the estimated revenues or costs, subsequent deliveries are recorded at zero margin. Reductions to the estimated loss in subsequent periods are spread over all undelivered units in the accounting quantity, whereas increases to the estimated loss are recorded immediately.

Our current assessment is that the 787 program does not have a reach-forward loss. The cumulative impacts of the production challenges, schedule delays and customer and supplier impacts have created significant pressure on revenue and cost estimates such that we expect to record zero margin on the initial deliveries. The scale and duration of the 787 program is such that relatively minor changes in assumptions or variables could have a material effect on our reported results in any period if the program is determined to have a reach-forward loss.

Aircraft Valuation

Allowance for Losses on Customer Financing Receivables The allowance for losses on customer financing receivables (valuation provision) is used to provide for potential impairment of customer financing receivables in the Consolidated Statements of Financial Position. The balance represents an estimate of probable but unconfirmed losses in the customer financing receivables portfolio. The estimate is based on various qualitative and quantitative factors, including historical loss experience, collateral values, and results of individual credit and collectibility reviews. The adequacy of the allowance is assessed quarterly.

Three primary factors influencing the level of our allowance are customer credit ratings, collateral values and default rates. If each customer's credit rating were upgraded or downgraded by one major rating category at December 31, 2010, the allowance would have decreased by $163 million or increased by $343 million. If the collateral values were 20% higher or lower at December 31, 2010, the allowance would have decreased by $94 million or increased by $72 million. If the cumulative default rates used for each rating category should increase or decrease 1%, the allowance would have increased or decreased by $7 million.

Impairment Review for Assets Under Operating Leases and Held for Re-Lease We evaluate for impairment assets under operating lease or assets held for re-lease when events or changes in circumstances indicate that the expected undiscounted cash flow from the asset may be less than its carrying value. We use various assumptions when determining the expected undiscounted cash flow including the expected future lease rates, lease terms, residual value of the asset, periods in which the asset may be held in preparation for a follow-on lease, maintenance costs, remarketing costs and the remaining economic life of the asset.

When we determine that impairment is indicated for an asset, the amount of impairment expense recorded is the excess of the carrying value over the fair value of the asset.

Had future lease rates on assets evaluated for impairment been 10% lower, we estimate that we would have incurred additional impairment expense of $30 million for the year ended December 31, 2010.

Residual Values Equipment under operating leases and assets held for re-lease are carried at cost less accumulated depreciation and are depreciated to estimated residual value using the straight-line method over the period that we project we will hold the asset for lease. Estimates used in determining residual values significantly impact the amount and timing of depreciation expense for equipment under operating leases and assets held for re-lease. If the estimated residual values declined 20% at December 31, 2010, we estimate that we would have incurred additional impairment expense of $31 million for the year ended December 31, 2010, and a future cumulative pre-tax earnings reduction of approximately $132 million recognized over the remaining depreciable periods, of which approximately $30 million would be recognized in 2011.

Our investment in sales-type/finance leases includes future minimum lease payments receivable plus the estimated residual value of leased assets less unearned income. Declines in estimated residual value that are deemed other than temporary are recognized in the period in which the decline occurs. If the estimated residual values declined 20% at December 31, 2010, we estimate that we would have reduced pre-tax income by $50 million for the year ended December 31, 2010.

Goodwill and Indefinite-Lived Intangible Impairments

Goodwill and other acquired intangible assets with indefinite lives are not amortized but are annually tested for impairment, and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist. April 1 is our annual testing date. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the related operations. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment.

We estimate the fair values of the related operations using discounted cash flows. Forecasts of future cash flows are based on our best estimate of future sales and operating costs, based primarily on existing firm orders, expected future orders, contracts with suppliers, labor agreements, and general market conditions. Changes in these forecasts could significantly change the amount of impairment recorded, if any.

The cash flow forecasts are adjusted by an appropriate discount rate derived from our market capitalization plus a suitable control premium at the date of evaluation. Therefore, changes in the stock price may also affect the amount of impairment recorded, if any.

Changes in our forecasts or decreases in the value of our common stock could cause book values of certain operations to exceed their fair values which may result in goodwill impairment charges in future periods. A 10% decrease in the estimated fair value of any of our operations would have no impact on the carrying value of goodwill.

As of December 31, 2010 and 2009, we had $499 million of indefinite-lived intangible assets related to the Jeppesen and Aviall brand and trade names acquired in business combinations. We test these intangibles for impairment by comparing their carrying value to current projections of discounted cash flows attributable to the brand and trade names. Any excess carrying value over the amount of discounted cash flows represents the amount of the impairment. A 10% decrease in the discounted cash flows would reduce the carrying value of these indefinite-lived intangible assets by less than $1 million.

Postretirement Plans

Almost all of our employees are covered by defined benefit pension plans with the exception of all nonunion and some union employees hired after December 31, 2008. We also have other postretirement benefits consisting principally of healthcare coverage for eligible retirees and qualifying dependents. Accounting rules require an annual measurement of our projected obligations and plan assets. These measurements are based upon several assumptions, including the discount rate, the expected long-term rate of asset return, and medical trend rate (rate of growth for medical costs). Future changes in assumptions or differences between actual and expected outcomes can significantly affect our future annual expense, projected benefit obligations and Shareholders' equity.

The following table shows the sensitivity of our pension and other postretirement benefit plan liabilities and net periodic cost to a 25 basis point change in the discount rate as of December 31, 2010.

(Dollars in millions)	Change in discount rate Increase 25 bps	Change in discount rate Decrease 25 bps
Pension plans		
Projected benefit obligation	$(1,772)	$2,204
Net periodic pension cost	(185)	225
Other postretirement benefit plans		
Accumulated postretirement benefit obligation	(192)	228
Net periodic postretirement benefit cost	(15)	17

Pension expense is also sensitive to changes in the expected long-term rate of asset return. A decrease or increase of 25 basis points in the expected long-term rate of asset return would have increased or decreased 2010 net periodic pension expense by $123 million.

Differences between actual and expected returns can affect future year's pension cost. The asset balance used to calculate the expected return on pension plan assets is a calculated value that recognizes changes in the fair value of assets over a five year period. Despite investment gains during 2010 and 2009, the significant losses incurred during 2008 will cause 2011 net periodic pension cost to increase by approximately $1.0 billion and the portion recognized in earnings for 2011 to increase by approximately $650 million primarily due to amortization of actuarial losses. Absent increases in interest rates, higher asset values and/or higher contributions, net periodic pension cost will increase further in future years.

The assumed medical trend rates have a significant effect on the following year's expense, recorded liabilities and Shareholders' equity. The following table shows the sensitivity of our other postretirement benefit plan liabilities and net periodic cost to a 100 basis point change as of December 31, 2010.

(Dollars in millions)	Change in medical trend rate Increase 100 bps	Change in medical trend rate Decrease 100 bps
Other postretirement benefit plans		
Accumulated postretirement benefit obligation	$742	$(654)
Net periodic postretirement benefit cost	125	(110)

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We have financial instruments that are subject to interest rate risk, principally fixed-rate debt obligations, and customer financing assets and liabilities. Additionally, BCC uses interest rate swaps with certain debt obligations to manage exposure to interest rate changes. Exposure to this risk is managed by generally matching the profile of BCC's liabilities with that of BCC's assets in relation to amount and terms such as expected maturities and fixed versus floating interest rates. As of December 31, 2010, the impact over the next 12 months of a 100 basis point immediate and sustained rise in interest rates would be a $5 million increase to BCC's pre-tax earnings. For purposes of the foregoing sensitivity analysis, we assume that the level of our floating rate assets and debt (including the impact of derivatives) remain unchanged from year-end 2010 and that they are all subject to immediate re-pricing. Historically, we have not experienced material gains or losses on our investments or customer financing assets and liabilities due to interest rate changes.

Based on the portfolio of other Boeing fixed-rate debt, the unhedged exposure to interest rate risk is not material. The investors in our fixed-rate debt obligations do not generally have the right to demand we pay off these obligations prior to maturity. Therefore, exposure to interest rate risk is not believed to be material for our fixed-rate debt.

Foreign Currency Exchange Rate Risk

We are subject to foreign currency exchange rate risk relating to receipts from customers and payments to suppliers in foreign currencies. We use foreign currency forward and option contracts to hedge the price risk associated with firmly committed and forecasted foreign denominated payments and receipts related to our ongoing business. Foreign currency forward and option contracts are sensitive to changes in foreign currency exchange rates. At December 31, 2010, a 10% increase in the exchange rate in our portfolio of foreign currency contracts would have decreased our unrealized gains by $159 million and a 10% decrease in the exchange rate would have increased our unrealized gains by $173 million. At December 31, 2009, a 10% increase in the exchange rate in our portfolio of foreign currency contracts would have decreased our unrealized gains by $136 million and a 10% decrease in the exchange rate would have increased our unrealized gains by $150 million. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments do not create material market risk.

Item 8. Financial Statements and Supplementary Data

Index to the Consolidated Financial Statements

The Boeing Company and Subsidiaries
Consolidated Statements of Operations

(Dollars in millions, except per share data) Years ended December 31,	**2010**	2009	2008
Sales of products	**$ 52,586**	$ 57,032	$ 50,180
Sales of services	**11,720**	11,249	10,729
Total revenues	**64,306**	68,281	60,909
Cost of products	**(42,194)**	(47,639)	(41,662)
Cost of services	**(9,489)**	(8,726)	(8,467)
Boeing Capital Corporation interest expense	**(160)**	(175)	(223)
Total costs and expenses	**(51,843)**	(56,540)	(50,352)
	12,463	11,741	10,557
Income from operating investments, net	**267**	249	241
General and administrative expense	**(3,644)**	(3,364)	(3,084)
Research and development expense, net	**(4,121)**	(6,506)	(3,768)
Gain/(loss) on dispositions, net	**6**	(24)	4
Earnings from operations	**4,971**	2,096	3,950
Other income/(expense), net	**52**	(26)	247
Interest and debt expense	**(516)**	(339)	(202)
Earnings before income taxes	**4,507**	1,731	3,995
Income tax expense	**(1,196)**	(396)	(1,341)
Net earnings from continuing operations	**3,311**	1,335	2,654
Net (loss)/gain on disposal of discontinued operations, net of taxes of $2, $13 and ($10)	**(4)**	(23)	18
Net earnings	**$ 3,307**	$ 1,312	$ 2,672
Basic earnings per share from continuing operations	**$ 4.50**	$ 1.89	$ 3.68
Net (loss)/gain on disposal of discontinued operations, net of taxes	**(0.01)**	(0.03)	0.02
Basic earnings per share	**$ 4.49**	$ 1.86	$ 3.70
Diluted earnings per share from continuing operations	**$ 4.46**	$ 1.87	$ 3.65
Net (loss)/gain on disposal of discontinued operations, net of taxes	**(0.01)**	(0.03)	0.02
Diluted earnings per share	**$ 4.45**	$ 1.84	$ 3.67

See notes to the consolidated financial statements on pages 55 – 108.

The Boeing Company and Subsidiaries
Consolidated Statements of Financial Position

(Dollars in millions, except per share data) December 31,	**2010**	2009
Assets		
Cash and cash equivalents	**$ 5,359**	$ 9,215
Short-term and other investments	**5,158**	2,008
Accounts receivable, net	**5,422**	5,785
Current portion of customer financing, net	**285**	368
Deferred income taxes	**31**	966
Inventories, net of advances and progress billings	**24,317**	16,933
Total current assets	**40,572**	35,275
Customer financing, net	**4,395**	5,466
Property, plant and equipment, net	**8,931**	8,784
Goodwill	**4,937**	4,319
Other acquired intangibles, net	**2,979**	2,877
Deferred income taxes	**4,031**	3,062
Investments	**1,111**	1,030
Pension plan assets, net	**6**	16
Other assets, net of accumulated amortization of $630 and $492	**1,603**	1,224
Total assets	**$ 68,565**	$ 62,053
Liabilities and equity		
Accounts payable	**$ 7,715**	$ 7,096
Other accrued liabilities	**13,802**	12,822
Advances and billings in excess of related costs	**12,323**	12,076
Deferred income taxes and income taxes payable	**607**	182
Short-term debt and current portion of long-term debt	**948**	707
Total current liabilities	**35,395**	32,883
Accrued retiree health care	**8,025**	7,049
Accrued pension plan liability, net	**9,800**	6,315
Non-current income taxes payable	**418**	827
Other long-term liabilities	**592**	537
Long-term debt	**11,473**	12,217
Shareholders' equity:		
Common stock, par value $5.00 – 1,012,261,159 shares issued	**5,061**	5,061
Additional paid-in capital	**3,866**	3,724
Treasury stock, at cost	**(17,187)**	(15,911)
Retained earnings	**24,784**	22,746
Accumulated other comprehensive loss	**(13,758)**	(11,877)
ShareValue Trust		(1,615)
Total shareholders' equity	**2,766**	2,128
Noncontrolling interest	**96**	97
Total equity	**2,862**	2,225
Total liabilities and equity	**$ 68,565**	$ 62,053

See notes to the consolidated financial statements on pages 55 – 108.

The Boeing Company and Subsidiaries
Consolidated Statements of Cash Flows

(Dollars in millions) Years ended December 31,	**2010**	2009	2008
Cash flows – operating activities:			
Net earnings	**$ 3,307**	$ 1,312	$ 2,672
Adjustments to reconcile net earnings to net cash provided/(used)by operating activities:			
Non-cash items –			
Share-based plans expense	**215**	238	209
Depreciation	**1,510**	1,459	1,325
Amortization of other acquired intangibles	**217**	207	166
Amortization of debt discount/premium and issuance costs	**19**	12	11
Investment/asset impairment charges, net	**174**	151	50
Customer financing valuation provision	**51**	45	84
Loss on disposal of discontinued operations	**6**	36	(28)
(Gain)/loss on dispositions, net	**(6)**	24	(4)
Other charges and credits, net	**512**	214	116
Excess tax benefits from share-based payment arrangements	**(19)**	(5)	(100)
Changes in assets and liabilities –			
Accounts receivable	**8**	(391)	564
Inventories, net of advances and progress billings	**(7,387)**	(1,525)	(6,168)
Accounts payable	**313**	1,141	318
Other accrued liabilities	**668**	1,327	554
Advances and billings in excess of related costs	**238**	(680)	(1,120)
Income taxes receivable, payable and deferred	**822**	607	744
Other long-term liabilities	**328**	(12)	(211)
Pension and other postretirement plans	**1,335**	1,140	14
Customer financing, net	**717**	104	432
Other	**(76)**	199	(29)
Net cash provided/(used) by operating activities	**2,952**	5,603	(401)
Cash flows – investing activities:			
Property, plant and equipment additions	**(1,125)**	(1,186)	(1,674)
Property, plant and equipment reductions	**63**	27	34
Acquisitions, net of cash acquired	**(932)**	(639)	(964)
Contributions to investments	**(15,548)**	(2,629)	(6,673)
Proceeds from investments	**12,425**	1,041	11,343
Payments on Sea Launch guarantees		(448)	
Reimbursement of Sea Launch guarantee payments	**82**	40	
Receipt of economic development program funds	**206**		
Purchase of distribution rights	**(2)**		(178)
Net cash (used)/provided by investing activities	**(4,831)**	(3,794)	1,888
Cash flows – financing activities:			
New borrowings	**41**	5,961	13
Debt repayments	**(689)**	(551)	(738)
Payments to noncontrolling interests		(40)	
Repayments of distribution rights financing	**(137)**		(357)
Stock options exercised, other	**87**	10	44
Excess tax benefits from share-based payment arrangements	**19**	5	100
Employee taxes on certain share-based payment arrangements	**(30)**	(21)	(135)
Common shares repurchased		(50)	(2,937)
Dividends paid	**(1,253)**	(1,220)	(1,192)
Net cash (used)/provided by financing activities	**(1,962)**	4,094	(5,202)
Effect of exchange rate changes on cash and cash equivalents	**(15)**	44	(59)
Net (decrease)/increase in cash and cash equivalents	**(3,856)**	5,947	(3,774)
Cash and cash equivalents at beginning of year	**9,215**	3,268	7,042
Cash and cash equivalents at end of year	**$ 5,359**	$ 9,215	$ 3,268

See notes to the consolidated financial statements on pages 55 – 108.

The Boeing Company and Subsidiaries
Consolidated Statements of Equity

	Boeing shareholders							
(Dollars in millions, except per share data)	Common Stock	Additional Paid-In Capital	Treasury Stock	Share-Value Trust	Retained Earnings	Accumulated Other Comprehensive Loss	Non-controlling Interest	Total
Balance January 1, 2008	$5,061	$4,757	($14,842)	($2,752)	$21,376	($ 4,596)	$ 74	$ 9,078
Net earnings					2,672		(2)	2,670
Unrealized loss on derivative instruments, net of tax of $93						(159)		(159)
Unrealized loss on certain investments, net of tax of $61						(121)		(121)
Reclassification adjustment for losses realized in net earnings, net of tax of $(2)						4		4
Currency translation adjustment						(180)		(180)
Postretirement liability adjustment, net of tax of $(4,883)						(8,565)		(8,565)
Comprehensive expense								(6,351)
Share-based compensation and related dividend equivalents		243			(8)			235
ShareValue Trust activity		(1,540)		1,452				(88)
Excess tax pools		99						99
Treasury shares issued for stock options exercised, net		(9)	53					44
Treasury shares issued for other share-based plans, net		(94)	65					(29)
Treasury shares repurchased			(2,937)					(2,937)
Treasury shares transfer			(97)	97				
Cash dividends declared ($1.62 per share)					(1,187)			(1,187)
Postretirement transition amount, net of tax of $50					(178)	92		(86)
Changes in noncontrolling interest							80	80
Balance December 31, 2008	$5,061	$3,456	($17,758)	($1,203)	$22,675	($13,525)	$152	($1,142)
Net earnings					1,312		2	1,314
Unrealized gain on derivative instruments, net of tax of $(92)						159		159
Unrealized gain on certain investments, net of tax of $(18)						30		30
Reclassification adjustment for losses realized in net earnings, net of tax of $(22)						38		38
Currency translation adjustment						154		154
Postretirement liability adjustment, net of tax of $(717)						1,267		1,267
Comprehensive income								2,962
Share-based compensation and related dividend equivalents		243			(8)			235
ShareValue Trust activity		412		(412)				
Excess tax pools		(1)						(1)
Treasury shares issued for stock options exercised, net		(5)	15					10
Treasury shares issued for other share-based plans, net		(80)	69					(11)
Treasury shares repurchased			(50)					(50)
Cash dividends declared ($1.68 per share)					(1,233)			(1,233)
Treasury shares contributed to pension plans		(313)	1,813					1,500
Changes in noncontrolling interest		12					(57)	(45)
Balance December 31, 2009	$5,061	$ 3,724	($15,911)	($1,615)	$22,746	($11,877)	$ 97	$ 2,225

Consolidated Statements of Equity (continued)

(Dollars in millions, except per share data)	Boeing shareholders							
	Common Stock	Additional Paid-In Capital	Treasury Stock	Share-Value Trust	Retained Earnings	Accumulated Other Comprehensive Loss	Non-controlling Interest	Total
Balance December 31, 2009	**$5,061**	**$3,724**	**($15,911)**	**($1,615)**	**$22,746**	**($11,877)**	**$97**	**$2,225**
Net earnings					**3,307**		**1**	**3,308**
Unrealized gain on derivative instruments, net of tax of $(22)						**37**		**37**
Reclassification adjustment for gains realized in net earnings, net of tax of $5						**(9)**		**(9)**
Currency translation adjustment						**16**		**16**
Postretirement liability adjustment, net of tax of $1,109						**(1,925)**		**(1,925)**
Comprehensive income								**1,427**
Share-based compensation and related dividend equivalents		**235**			**(24)**			**211**
ShareValue Trust activity		**242**		**(242)**				
ShareValue Trust termination			**(1,857)**	**1,857**				
Excess tax pools		**(234)**						**(234)**
Treasury shares issued for stock options exercised, net		**(45)**	**132**					**87**
Treasury shares issued for other share-based plans, net		**(82)**	**60**					**(22)**
Treasury shares issued for 401(k) contribution		**26**	**389**					**415**
Cash dividends declared ($1.68 per share)					**(1,245)**			**(1,245)**
Changes in noncontrolling interest							**(2)**	**(2)**
Balance December 31, 2010	**$5,061**	**$3,866**	**($17,187)**		**$24,784**	**($13,758)**	**$96**	**$2,862**

See notes to the consolidated financial statements on pages 55 – 108.

The Boeing Company and Subsidiaries
Notes to the Consolidated Financial Statements
Summary of Business Segment Data

(Dollars in millions) Years ended December 31,	**2010**	2009	2008
Revenues:			
Commercial Airplanes	**$31,834**	$34,051	$28,263
Boeing Defense, Space & Security:			
Boeing Military Aircraft	**14,238**	14,304	13,445
Network & Space Systems	**9,455**	10,877	11,346
Global Services & Support	**8,250**	8,480	7,256
Total Boeing Defense, Space & Security	**31,943**	33,661	32,047
Boeing Capital Corporation	**639**	660	703
Other segment	**138**	165	567
Unallocated items and eliminations	**(248)**	(256)	(671)
Total revenues	**$64,306**	$68,281	$60,909
Earnings/(loss) from operations:			
Commercial Airplanes	**$ 3,006**	$ (583)	$ 1,186
Boeing Defense, Space & Security:			
Boeing Military Aircraft	**1,258**	1,528	1,294
Network & Space Systems	**711**	839	1,034
Global Services & Support	**906**	932	904
Total Boeing Defense, Space & Security	**2,875**	3,299	3,232
Boeing Capital Corporation	**152**	126	162
Other segment	**(327)**	(152)	(307)
Unallocated items and eliminations	**(735)**	(594)	(323)
Earnings from operations	**4,971**	2,096	3,950
Other income/(expense), net	**52**	(26)	247
Interest and debt expense	**(516)**	(339)	(202)
Earnings before income taxes	**4,507**	1,731	3,995
Income tax expense	**(1,196)**	(396)	(1,341)
Net earnings from continuing operations	**3,311**	1,335	2,654
Net (loss)/gain on disposal of discontinued operations, net of taxes of $2, $13 and ($10)	**(4)**	(23)	18
Net earnings	**$ 3,307**	$ 1,312	$ 2,672

This information is an integral part of the notes to the consolidated financial statements. See Note 21 for further segment results.

Note 1 – Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The Consolidated Financial Statements included in this report have been prepared by management of The Boeing Company (herein referred to as "Boeing," the "Company," "we," "us," or "our"). These statements include the accounts of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. All significant intercompany accounts and transactions have been eliminated. Certain amounts have been reclassified to conform to the current year presentation.

Use of Estimates

Management makes assumptions and estimates to prepare financial statements in conformity with accounting principles generally accepted in the United States of America. Those assumptions and estimates directly affect the amounts reported in the Consolidated Financial Statements. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are disclosed in these notes to the Consolidated Financial Statements.

Operating Cycle

For classification of certain current assets and liabilities, we use the duration of the related contract or program as our operating cycle, which is generally longer than one year and could exceed three years.

Revenue and Related Cost Recognition

Contract Accounting Contract accounting is used for development and production activities predominantly by Boeing Defense, Space & Security (BDS). The majority of business conducted by BDS is performed under contracts with the U.S. government and other customers that extend over several years. Contract accounting involves a judgmental process of estimating the total sales and costs for each contract resulting in the development of estimated cost of sales percentages. For each contract, the amount reported as cost of sales is determined by applying the estimated cost of sales percentage to the amount of revenue recognized.

We combine contracts for accounting purposes when they are negotiated as a package with an overall profit margin objective, essentially represent an agreement to do a single project for a single customer, involve interrelated construction activities with substantial common costs, and are performed concurrently or sequentially. When a group of contracts is combined, revenue and profit are earned uniformly over the performance of the combined contracts.

Sales related to fixed-price contracts are recognized as deliveries are made, except for certain fixed-price contracts that require substantial performance over an extended period before deliveries begin, for which sales are recorded based on the attainment of performance milestones. Sales related to contracts in which we are reimbursed for costs incurred plus an agreed upon profit are recorded as costs are incurred. The Federal Acquisition Regulations provide guidance on the types of cost that will be reimbursed in establishing contract price. Contracts may contain provisions to earn incentive and award fees if specified targets are achieved. Incentive and award fees that can be reasonably estimated and are probable are recorded over the performance period of the contract. Incentive and award fees that cannot be reasonably estimated are recorded when awarded.

Program Accounting Our Commercial Airplanes segment predominantly uses program accounting to account for cost of sales related to its programs. Program accounting is applicable to products manufactured for delivery under production-type contracts where profitability is realized over multiple contracts and years. Under program accounting, inventoriable production costs, program tooling costs, and routine warranty costs are accumulated and charged to cost of sales by program instead of by individual units or contracts. A program consists of the estimated number of units (accounting quantity) of a product to be produced in a continuing, long-term production effort for delivery under existing and anticipated contracts. The determination of the accounting quantity is limited by the ability to make reasonably dependable estimates of the revenue and cost of existing and anticipated contracts. To establish the relationship of sales to cost of sales, program accounting requires estimates of (a) the number of units to be produced and sold in a program, (b) the period over which the units can reasonably be expected to be produced, and (c) the units' expected sales prices, production costs, program tooling, and routine warranty costs for the total program.

We recognize sales for commercial airplane deliveries as each unit is completed and accepted by the customer. Sales recognized represent the price negotiated with the customer, adjusted by an escalation formula as specified in the customer agreement. The amount reported as cost of sales is determined by applying the estimated cost of sales percentage for the total remaining program to the amount of sales recognized for airplanes delivered and accepted by the customer.

Concession Sharing Arrangements We account for sales concessions to our customers in consideration of their purchase of products and services as a reduction to revenue when the related products and services are delivered. The sales concessions incurred may be partially reimbursed by certain suppliers in accordance with concession sharing arrangements. We record these reimbursements, which are presumed to represent reductions in the price of the vendor's products or services, as a reduction in Cost of products.

Spare Parts Revenue We recognize sales of spare parts upon delivery and the amount reported as cost of sales is recorded at average cost.

Service Revenue Service revenue is recognized when the service is performed with the exception of U.S. government service agreements, which are accounted for using contract accounting. Service activities primarily include: support agreements associated with military aircraft and helicopter contracts, ongoing maintenance of International Space Station and Space Shuttle, commercial Delta launches and technical and flight operation services for commercial aircraft. Service revenue and associated cost of sales from pay-in-advance subscription fees are deferred and recognized as services are rendered.

Financial Services Revenue We record financial services revenue associated with sales-type finance leases, operating leases, and notes receivable.

Lease and financing revenue arrangements are included in Sales of services on the Consolidated Statements of Operations. For sales-type finance leases, we record an asset at lease inception. This asset is recorded at the aggregate future minimum lease payments, estimated residual value of the leased equipment, and deferred incremental direct costs less unearned income. Income is recognized over the life of the lease to approximate a level rate of return on the net investment. Residual values, which are reviewed periodically, represent the estimated amount we expect to receive at lease termination from the disposition of the leased equipment. Actual residual values realized could differ from these estimates. Declines in estimated residual value that are deemed other-than-temporary are recognized as Cost of services in the period in which the declines occur.

For operating leases, revenue on leased aircraft and equipment is recorded on a straight-line basis over the term of the lease. Operating lease assets, included in Customer financing, are recorded at cost and depreciated over the period that we project we will hold the asset to an estimated residual value, using the straight-line method. Prepayments received on operating lease contracts are classified as Other long-term liabilities on the Consolidated Statements of Financial Position. We periodically review our estimates of residual value and recognize forecasted changes by prospectively adjusting depreciation expense.

For notes receivable, notes are recorded net of any unamortized discounts and deferred incremental direct costs. Interest income and amortization of any discounts are recorded ratably over the related term of the note.

Reinsurance Revenue Our wholly-owned insurance subsidiary, Astro Ltd., participates in a reinsurance pool for workers' compensation. The member agreements and practices of the reinsurance pool minimize any participating members' individual risk. Reinsurance revenues were $139, $122 and $83 during 2010, 2009 and 2008, respectively. Reinsurance costs related to premiums and claims paid to the reinsurance pool were $123, $118 and $86 during 2010, 2009 and 2008, respectively. Revenues and costs are presented net in Cost of services in the Consolidated Statements of Operations.

Fleet Support

We provide assistance and services to facilitate efficient and safe aircraft operation to the operators of all our commercial airplane models. Collectively known as fleet support services, these activities and services include flight and maintenance training, field service support, engineering services, and technical data and documents. Fleet support activity begins prior to aircraft delivery as the customer receives training, manuals, and technical consulting support. This activity continues throughout the aircraft's operational life. Services provided after delivery include field service support, consulting on maintenance, repair, and operational issues brought forth by the customer or regulators, updating manuals and engineering data, and the issuance of service bulletins that impact the entire model's fleet. Field service support involves our personnel located at customer facilities providing and coordinating fleet support activities and requests. The costs for fleet support are expensed as incurred as Cost of services.

Research and Development

Research and development includes costs incurred for experimentation, design, testing, and bid and proposal efforts related to government products and services which are expensed as incurred unless the costs are related to certain contractual arrangements with customers. Costs that are incurred pursuant to such contractual arrangements are recorded over the period that revenue is recognized, consistent with our contract accounting policy. We have certain research and development arrangements that meet the requirement for best efforts research and development accounting. Accordingly, the amounts funded by the customer are recognized as an offset to our research and development expense rather than as contract revenues.

We have established cost sharing arrangements with some suppliers for the 787 program. Our cost sharing arrangements state that the supplier contributions are for reimbursements of costs we incur for experimentation, basic design, and testing activities during the 787 development. In each arrangement, we retain substantial rights to the 787 part or component covered by the arrangement. The amounts received from these cost sharing arrangements are recorded as a reduction to research and development expenses since we have no obligation to refund any amounts received per the arrangements regardless of the outcome of the development efforts. Specifically, under the terms of each agreement, payments received from suppliers for their share of the costs are typically based on milestones and are recognized as earned when we achieve the milestone events and no ongoing obligation on our part exists. In the event we receive a milestone payment prior to the completion of the milestone, the amount is classified in Other accrued liabilities until earned.

Share-Based Compensation

We provide various forms of share-based compensation to our employees. For awards settled in shares, we measure compensation expense based on the grant-date fair value net of estimated forfeitures. For awards settled in cash, or that may be settled in cash, we measure compensation expense based on the fair value at each reporting date net of estimated forfeitures. The expense is recognized over the requisite service period, which is generally the vesting period of the award.

Income Taxes

Provisions for federal, state, and non-U.S. income taxes are calculated on reported Earnings before income taxes based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions.

The accounting for uncertainty in income taxes requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We record a liability for the difference between the benefit recognized and measured for financial statement purposes and the tax position taken or expected to be taken on our tax return. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. Tax-related interest and penalties are classified as a component of Income tax expense.

Postretirement Plans

Almost all of our employees are covered by defined benefit pension plans with the exception of all nonunion and some union employees hired after December 31, 2008. We also provide postretirement benefit plans other than pensions, consisting principally of health care coverage to eligible retirees and qualifying dependents. Benefits under the pension and other postretirement benefit plans are generally based on age at retirement and years of service and, for some pension plans, benefits are also based on the employee's annual earnings. The net periodic cost of our pension and other postretirement plans is determined using the projected unit credit method and several actuarial assumptions, the most significant of which are the discount rate, the long-term rate of asset return, and medical trend (rate of growth for medical costs). A portion of net periodic pension and other postretirement income or expense is not recognized in net earnings in the year incurred because it is allocated to production as product costs, and reflected in inventory at the end of a reporting period. If gains and losses, which occur when actual experience differs from actuarial assumptions, exceed ten percent of the greater of plan assets or plan liabilities we amortize them over the average future service period of employees. The funded status of our pension and postretirement plans is reflected on the Consolidated Statements of Financial Position. Effective December 31, 2008, accounting standards required us to measure our plan assets and benefit obligations at December 31, the date of our year end. We previously performed this measurement at September 30 of each year.

Postemployment Plans

We record a liability for postemployment benefits, such as severance or job training, when payment is probable, the amount is reasonably estimable, and the obligation relates to rights that have vested or accumulated.

Environmental Remediation

We are subject to federal and state requirements for protection of the environment, including those for discharge of hazardous materials and remediation of contaminated sites. We routinely assess, based on in-depth studies, expert analyses and legal reviews, our contingencies, obligations, and commitments for remediation of contaminated sites, including assessments of ranges and probabilities of recoveries from other responsible parties and/or insurance carriers. Our policy is to accrue and charge to current expense identified exposures related to environmental remediation sites based on our best estimate or the low end of a range of reasonably possible exposure for investigation, cleanup, and monitoring costs to be incurred. Estimated remediation costs are not discounted to present value as the timing of payments cannot be reasonably estimated. We may be able to recover a portion of the remediation costs from insurers or other third parties. Such recoveries are recorded when realization of the claim for recovery is deemed probable.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid instruments, such as commercial paper, time deposits, and other money market instruments, which have original maturities of three months or less. We aggregate our cash balances by bank, and reclassify any negative balances, consisting mainly of uncleared checks, to Accounts payable. Negative balances reclassified to Accounts payable were $209 and $211 at December 31, 2010 and 2009.

Inventories

Inventoried costs on commercial aircraft programs and long-term contracts include direct engineering, production and tooling costs, and applicable overhead, which includes fringe benefits, production related indirect and plant management salaries and plant services, not in excess of estimated net realizable value. To the extent a material amount of such costs are related to an abnormal event or are fixed costs not appropriately attributable to our programs or contracts, they are expensed in the current period rather than inventoried. Inventoried costs include amounts relating to programs and contracts with long-term production cycles, a portion of which is not expected to be realized within one year. Included in inventory for federal government contracts is an allocation of allowable costs related to manufacturing process reengineering.

Because of the higher unit production costs experienced at the beginning of a new or derivative commercial airplane program, the actual costs incurred for production of the early units in the program may exceed the amount reported as cost of sales for those units. In addition, the application of a total program gross profit rate to delivered units may result in costs assigned to delivered units in a reporting period being less than the actual cost of those units. The excess actual costs incurred over the amount reported as cost of sales is disclosed as deferred production costs, which are included in inventory along with unamortized tooling costs.

The determination of net realizable value of long-term contract costs is based upon quarterly reviews that estimate costs to be incurred to complete all contract requirements. When actual contract costs and the estimate to complete exceed total estimated contract revenues, a loss provision is recorded. The determination of net realizable value of commercial aircraft program costs is based upon quarterly program reviews that estimate revenue and cost to be incurred to complete the program accounting quantity. When estimated costs to complete exceed estimated program revenues to go, a program loss provision is recorded in the current period for the estimated loss on all undelivered units in the accounting quantity.

Used aircraft purchased by the Commercial Airplanes segment and general stock materials are stated at cost not in excess of net realizable value. See 'Aircraft Valuation' within this Note for a discussion of our valuation of used aircraft. Spare parts inventory is stated at lower of average unit cost or market. We review our commercial spare parts and general stock materials quarterly to identify impaired inventory, including excess or obsolete inventory, based on historical sales trends, expected production usage, and the size and age of the aircraft fleet using the part. Impaired inventories are charged to Cost of products in the period the impairment occurs.

Included in inventory for commercial aircraft programs are amounts paid or credited in cash, or other consideration to certain airline customers, that are referred to as early issue sales consideration. Early issue sales consideration is recognized as a reduction to revenue when the delivery of the aircraft under contract occurs. If an airline customer does not perform and take delivery of the contracted aircraft, we believe that we would have the ability to recover amounts paid. However, to the extent early issue sales consideration exceeds advances and is not considered to be otherwise recoverable, it would be written off in the current period.

We net advances and progress billings on long-term contracts against inventory in the Consolidated Statements of Financial Position. Advances and progress billings in excess of related inventory are reported in Advances and billings in excess of related costs.

Precontract Costs

We may, from time to time, incur costs to begin fulfilling the statement of work under a specific anticipated contract that we are still negotiating with a customer. If we determine it is probable that we will be awarded the specific anticipated contract, then we capitalize the precontract costs we incur, excluding start-up costs which are expensed as incurred. Capitalized precontract costs of $527 and $183 at December 31, 2010 and 2009, are included in Inventories, net of advances and progress billings, in the accompanying Consolidated Statements of Financial Position.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, including applicable construction-period interest, less accumulated depreciation and are depreciated principally over the following estimated useful lives: new buildings and land improvements, from 10 to 40 years; and new machinery and equipment, from 3 to 20 years. The principal methods of depreciation are as follows: buildings and land improvements, 150% declining balance; and machinery and equipment, sum-of-the-years' digits. Capitalized internal use software is included in Other assets and amortized using the straight line method over five years. We periodically evaluate the appropriateness of remaining depreciable lives assigned to long-lived assets, including assets that may be subject to a management plan for disposition.

Long-lived assets held for sale are stated at the lower of cost or fair value less cost to sell. Long-lived assets held for use are subject to an impairment assessment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, the amount of the impairment is the difference between the carrying amount and the fair value of the asset.

Asset Retirement Obligations

We record all known asset retirement obligations for which the liability's fair value can be reasonably estimated, including certain asbestos removal, asset decommissioning and contractual lease restoration obligations. Recorded amounts are not material.

We also have known conditional asset retirement obligations, such as certain asbestos remediation and asset decommissioning activities to be performed in the future, that are not reasonably estimable due to insufficient information about the timing and method of settlement of the obligation. Accordingly, these obligations have not been recorded in the Consolidated Financial Statements. A liability for these obligations will be recorded in the period when sufficient information regarding timing and method of settlement becomes available to make a reasonable estimate of the liability's fair value. In addition, there may be conditional asset retirement obligations that we have not yet discovered (e.g. asbestos may exist in certain buildings but we have not become aware of it through the normal course of business), and therefore, these obligations also have not been included in the Consolidated Financial Statements.

Goodwill and Other Acquired Intangibles

Goodwill and other acquired intangible assets with indefinite lives are not amortized, but are tested for impairment annually and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist. Our annual testing date is April 1.

We test goodwill for impairment by first comparing the carrying value of net assets to the fair value of the related operations. If the fair value is determined to be less than carrying value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment.

Indefinite-lived intangibles consist of brand and trade names acquired in business combinations. We test these intangibles for impairment by comparing their carrying value to current projections of discounted cash flows attributable to the brand and trade names. Any excess carrying value over the amount of discounted cash flows represents the amount of the impairment.

Our finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives as follows: developed technology, from 3 to 14 years; product know-how, from 3 to 30 years; customer base, from 3 to 19 years; distribution rights, from 9 to 30 years; and other, from 2 to 32 years. We evaluate the potential impairment of finite-lived acquired intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, the amount of the impairment is the difference between the carrying amount and the fair value of the asset.

Investments

We classify investment securities as either held-to-maturity or available-for-sale. Held-to-maturity securities include time deposits and are carried at cost.

Available-for-sale securities include marketable debt and equity securities and Enhanced Equipment Trust Certificates and are recorded at their fair values, with unrealized gains and losses reported as part of Accumulated other comprehensive loss on the Consolidated Statements of Financial Position. Realized gains and losses on marketable securities are recognized based on the cost of securities using the first-in, first-out method. Realized gains and losses on all other available-for-sale securities are recognized based on specific identification. Available-for-sale securities are assessed for impairment quarterly.

The equity method of accounting is used to account for investments for which we have the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if we have an ownership interest in the voting stock of an investee of between 20% and 50%.

We classify investment income and loss on our Consolidated Statements of Operations based on whether the investment is operating or non-operating in nature. Operating investments align strategically and are integrated with our operations. Earnings from operating investments, including our share of income or loss from equity method investments, dividend income from certain cost method investments, and any impairments or gain/loss on the disposition of these investments, are recorded in Income from operating investments, net. Non-operating investments are those we hold for non-strategic purposes. Earnings from non-operating investments, including interest and dividends on marketable securities, and any impairments or gain/loss on the disposition of these investments are recorded in Other income/(expense), net.

Derivatives

All derivative instruments are recognized in the financial statements and measured at fair value regardless of the purpose or intent of holding them. We use derivative instruments to principally manage a variety of market risks. For derivatives designated as hedges of the exposure to changes in fair value of the recognized asset or liability or a firm commitment (referred to as fair value hedges), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to include in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. For our cash flow hedges, the effective portion of the derivative's gain or loss is initially reported in Shareholders' equity (as a component of Accumulated other comprehensive loss) and is subsequently reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of the gain or loss of a cash flow hedge is reported in earnings immediately. We also hold certain instruments for economic purposes that are not designated for hedge accounting treatment. For these derivative instruments, the changes in their fair value are also recorded in earnings immediately.

Aircraft Valuation

Used aircraft under trade-in commitments and aircraft under repurchase commitments In conjunction with signing a definitive agreement for the sale of new aircraft (Sale Aircraft), we have entered into specified-price trade-in commitments with certain customers that give them the right to trade in used aircraft upon the purchase of Sale Aircraft. Additionally, we have entered into contingent repurchase commitments with certain customers wherein we agree to repurchase the Sale Aircraft at a specified price, generally 10 to 15 years after delivery of the Sale Aircraft. Our repurchase of the Sale Aircraft is contingent upon a future, mutually acceptable agreement for the sale of additional new aircraft. If we execute an agreement for the sale of additional new aircraft, and if the customer exercises its right to sell the Sale Aircraft to us, a contingent repurchase commitment would become a trade-in commitment. Our historical experience is that no contingent repurchase agreements have become trade-in commitments.

All trade-in commitments at December 31, 2010 and 2009 were solely attributable to Sale Aircraft and did not originate from contingent repurchase agreements. Exposure related to trade-in commitments may take the form of:

(1) adjustments to revenue for the difference between the contractual trade-in price in the definitive agreement and our best estimate of the fair value of the trade-in aircraft as of the date of such agreement, which would be recorded in Inventory and recognized upon delivery of the Sale Aircraft, and/or

(2) charges to cost of products for adverse changes in the fair value of trade-in aircraft that occur subsequent to signing of a definitive agreement for Sale Aircraft but prior to the purchase of the used trade-in aircraft. Estimates based on current aircraft values would be included in Other accrued liabilities.

The fair value of trade-in aircraft is determined using aircraft-specific data such as model, age and condition, market conditions for specific aircraft and similar models, and multiple valuation sources. This process uses our assessment of the market for each trade-in aircraft, which in most instances begins years before the return of the aircraft. There are several possible markets in which we continually pursue opportunities to place used aircraft. These markets include, but are not limited to, the resale market, which could potentially include the cost of long-term storage; the leasing market, with the potential for refurbishment costs to meet the leasing customer's requirements; or the scrap market. Trade-in aircraft valuation varies significantly depending on which market we determine is most likely for each aircraft. On a quarterly basis, we update our valuation analysis based on the actual activities associated with placing each aircraft into a market. This quarterly valuation process yields results that are typically lower than residual value estimates by independent sources and tends to more accurately reflect results upon the actual placement of the aircraft.

Used aircraft acquired by the Commercial Airplanes segment are included in Inventories at the lower of cost or market as it is our intent to sell these assets. To mitigate costs and enhance marketability, aircraft may be placed on operating lease. While on operating lease, the assets are included in Customer financing.

Assets under operating lease, assets held for sale or re-lease and collateral underlying receivables Customer financing includes operating lease equipment, notes receivables, and sales-type/financing leases. Sales-type/financing leases are treated as receivables, and allowances for losses are established as necessary.

We assess the fair value of the assets we own, including equipment under operating leases, assets held for sale or re-lease, and collateral underlying receivables, to determine if their fair values are less than the related assets' carrying values. Differences between carrying values and fair values of finance leases and notes and other receivables, as determined by collateral value, are considered in determining the allowance for losses on receivables.

We use a median calculated from published collateral values from multiple third-party aircraft value publications based on the type and age of the aircraft to determine the fair value of aircraft. Under certain circumstances, we apply judgment based on the attributes of the specific aircraft or equipment, usually when the features or use of the aircraft vary significantly from the more generic aircraft attributes covered by outside publications.

Impairment review for assets under operating leases and held for sale or re-lease We evaluate for impairment assets under operating lease or assets held for sale or re-lease when events or changes in circumstances indicate that the expected undiscounted cash flow from the asset may be less than the carrying value. We use various assumptions when determining the expected undiscounted cash flow, including our intentions for how long we will hold an asset subject to operating lease before it is sold, the expected future lease rates, lease terms, residual value of the asset, periods in which the asset may be held in preparation for a follow-on lease, maintenance costs, remarketing costs and the remaining economic life of the asset. We state assets held for sale at the lower of carrying value or fair value less costs to sell.

When we determine that impairment is indicated for an asset, the amount of impairment expense recorded is the excess of the carrying value over the fair value of the asset.

Allowance for losses on customer financing receivables We record the potential impairment of customer financing receivables in our portfolio in a valuation account, the balance of which is an accounting estimate of probable but unconfirmed losses in the receivables portfolio. The allowance for losses on receivables relates to two components of receivables: (a) specifically identified receivables that are evaluated individually for impairment and (b) all other receivables.

We determine a receivable is impaired when, based on current information and events, it is probable that we will be unable to collect amounts due according to the original contractual terms of the receivable agreement, without regard to any subsequent restructurings. Factors considered in assessing collectibility include, but are not limited to, a customer's extended delinquency, requests for restructuring and filings for bankruptcy. We determine a specific impairment allowance based on the difference between the carrying value of the receivable and the estimated fair value of the related collateral.

We review the adequacy of the allowance attributable to the remaining receivables (after excluding receivables subject to a specific impairment allowance) by assessing both the collateral exposure and the applicable cumulative default rate. Collateral exposure for a particular receivable is the excess of the carrying value of the receivable over the fair value of the related collateral. A receivable with an estimated fair value in excess of the carrying value is considered to have no collateral exposure. The applicable cumulative default rate is determined using two components: customer credit ratings and weighted average remaining contract term. Internally assigned credit ratings, our credit quality indicator, are determined for each customer in the portfolio. Those ratings are updated based upon public information and information obtained directly from our customers.

We have entered into agreements with certain customers that would entitle us to look beyond the specific collateral underlying the receivable for purposes of determining the collateral exposure as described above. Should the proceeds from the sale of the underlying collateral asset resulting from a default condition be insufficient to cover the carrying value of our receivable (creating a shortfall condition), these agreements would, for example, permit us to take the actions necessary to sell or retain certain other assets in which the customer has an equity interest and use the proceeds to cover the shortfall.

Each quarter we review customer credit ratings, published historical credit default rates for different rating categories, and multiple third-party aircraft value publications as a basis to validate the reasonableness of the allowance for losses on receivables. There can be no assurance that actual results will not differ from estimates or that the consideration of these factors in the future will not result in an increase or decrease to the allowance for losses on receivables.

Warranties

In conjunction with certain product sales, we provide warranties that cover factors such as non-conformance to specifications and defects in material and design. The majority of our warranties are issued by our Commercial Airplanes segment. Generally, aircraft sales are accompanied by a three to four-year standard warranty for systems, accessories, equipment, parts, and software manufactured by us or manufactured to certain standards under our authorization. These warranties are included in the programs' estimate at completion. On occasion we have made commitments beyond the standard warranty obligation to correct fleet-wide major issues of a particular model, resulting in additional accrued warranty expense. Warranties issued by our BDS segments principally relate to sales of military aircraft and weapons hardware and are included in the contract cost estimates. These sales are generally accompanied by a six to twelve-month warranty period and cover systems, accessories, equipment, parts, and software manufactured by us to certain contractual specifications. Estimated costs related to standard warranties are recorded in the period in which the related product sales occur. The warranty liability recorded at each balance sheet date reflects the estimated number of months of warranty coverage outstanding for products delivered times the average of historical monthly warranty payments, as well as additional amounts for certain major warranty issues that exceed a normal claims level. Estimated costs of these additional warranty issues are considered changes to the initial liability estimate.

Supplier Penalties

We record an accrual for supplier penalties when an event occurs that makes it probable that a supplier penalty will be incurred and the amount is reasonably estimable. Until an event occurs, we fully anticipate accepting all products procured under production-related contracts.

Guarantees

We record a liability in Other accrued liabilities for the fair value of guarantees that are issued or modified after December 31, 2002. For a residual value guarantee where we received a cash premium, the liability is equal to the cash premium received at the guarantee's inception. For credit and performance guarantees, the liability is equal to the present value of the expected loss. We determine the expected loss by multiplying the creditor's default rate by the guarantee amount reduced by the expected recovery, if applicable, for each future period the credit or performance guarantee will be outstanding. If at inception of a guarantee, we determine there is a probable related contingent loss, we will recognize a liability for the greater of (a) the fair value of the guarantee as described above or (b) the probable contingent loss amount.

Note 2 – Acquisitions

Argon ST, Inc.

On August 5, 2010, we acquired Argon ST, Inc. (Argon) for $782, net of cash acquired. Argon develops command, control, communications, computers, intelligence, surveillance, and reconnaissance (C4ISR) and, combat systems. The acquisition is part of our strategy to expand our capabilities to address the C4ISR, cyber and intelligence markets. Argon's results of operations from the acquisition date are included in the Network & Space Systems (N&SS) segment. We also expect to generate synergies associated with the acquisition in other Boeing Defense, Space & Security business units. Goodwill has been recorded in N&SS, Global Services & Support (GS&S) and Boeing Military Aircraft (BMA) segments.

The final allocation of the purchase price is as follows:

Accounts receivable	$ 66
Inventory	47
Property, plant and equipment	32
Goodwill	549
Finite-lived intangible assets[1]	216
Other assets	1
Accounts payable	(14)
Other accrued liabilities	(69)
Advances and billings in excess of related costs	(8)
Deferred income taxes	(38)
Total net assets acquired	$782

(1) Finite-lived intangible assets have a weighted average amortization period of 13 years and include $133 of Developed technology and $69 of Customer base.

Vought Aircraft Industries Inc.

On July 30, 2009, we acquired the business, assets and operations of Vought Aircraft Industries, Inc.'s (Vought) 787 business conducted at North Charleston, South Carolina. In connection with the acquisition, we paid cash consideration of $590 and released Vought from its obligation to repay amounts of $416 previously advanced by us. Vought's 787 business produces aft fuselage sections, including the fabrication, assembly and systems installation, for the 787 program. The acquisition of Vought is intended to strengthen our 787 program and bolster our capability to develop and produce large composite structures. The results of operations from the acquisition date are included in our Commercial Airplanes' segment.

The final allocation of the purchase price is as follows:

Inventory	$ 241
Property, plant and equipment	170
Goodwill	606
Finite-lived intangible assets[1]	49
Accounts payable	(24)
Other accrued liabilities	(31)
Other long-term liabilities	(5)
Total net assets acquired	$1,006

(1) The weighted average amortization period for finite-lived intangible assets is 17 years.

Note 3 – Goodwill and Acquired Intangibles

Changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2010, 2009 and 2008 were as follows:

	Commercial Airplanes	Boeing Military Aircraft	Network & Space Systems	Global Services & Support	Total
Balance at January 1, 2008	$1,400	$ 593	$ 883	$205	$3,081
Acquisitions[1][2]	84	255	201	61	601
Goodwill adjustments	(35)				(35)
Balance at December 31, 2008[1]	$1,449	$ 848	$1,084	$266	$3,647
Vought acquisition	606				606
Goodwill adjustments	28		18	20	66
Balance at December 31, 2009[1]	$2,083	$ 848	$1,102	$286	$4,319
Argon acquisition		**193**	**345**	**11**	**549**
Other acquisitions	**18**		**14**	**4**	**36**
Goodwill adjustments	**9**			**24**	**33**
Balance at December 31, 2010	**$2,110**	**$1,041**	**$1,461**	**$325**	**$4,937**

(1) Effective January 1, 2010, certain programs were realigned among BDS segments. Prior year amounts have been recast for segment realignments.

(2) During 2008, we completed nine acquisitions.

As of December 31, 2010 and 2009, we had indefinite-lived intangible assets with carrying amounts of $499 relating to tradenames.

The gross carrying amounts and accumulated amortization of our acquired finite-lived intangible assets were as follows at December 31:

	2010		2009	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Distribution rights	**$1,661**	**$ 211**	$1,596	$ 140
Product know-how	**499**	**116**	333	98
Customer base	**603**	**208**	517	165
Developed technology	**834**	**653**	831	581
Other	**193**	**122**	198	113
Total	**$3,790**	**$1,310**	$3,475	$1,097

Amortization expense for acquired finite-lived intangible assets for the years ended December 31, 2010 and 2009 was $217 and $207. Estimated amortization expense for the five succeeding years is as follows: 2011 – $192; 2012 – $190; 2013 – $170; 2014 – $156 and 2015 – $149.

Non-cash investing and financing transactions related to acquired finite-lived intangibles during 2010 and 2009 were $62 and $329. Total acquired finite-lived intangibles of $529 and $604 remain unpaid as of December 31, 2010 and 2009.

Note 4 – Earnings Per Share

The weighted-average number of shares outstanding used to compute earnings per share are as follows:

(Shares in millions) Years ended December 31,	**2010**	2009	2008
Weighted average shares outstanding	**735.0**	705.9	719.9
Participating securities	**3.1**	3.7	2.9
Basic weighted average shares outstanding	**738.1**	709.6	722.8
Dilutive potential common shares	**6.2**	3.8	6.2
Diluted weighted average shares outstanding	**744.3**	713.4	729.0

Basic earnings per share is calculated by the sum of (1) net earnings less declared dividends and dividend equivalents related to share-based compensation divided by the basic weighted average shares outstanding and (2) declared dividends and dividend equivalents related to share-based compensation divided by the weighted average shares outstanding.

The weighted average number of shares outstanding, included in the table below, were excluded from the computation of diluted earnings per share because the average market price did not exceed the exercise/threshold price. However, these shares may be dilutive potential common shares in the future.

(Shares in millions) Years ended December 31,	**2010**	2009	2008
Stock options	**14.9**	16.8	14.9
Performance Awards	**3.8**	2.0	2.0
ShareValue Trust		13.2	12.7
Performance Shares		0.8	0.7
Stock units		0.2	0.3

Note 5 – Income Taxes

The components of earnings before income taxes were:

Years ended December 31,	**2010**	2009	2008
U.S.	**$4,310**	$1,638	$3,794
Non-U.S.	**197**	93	201
Total	**$4,507**	$1,731	$3,995

Income tax expense/(benefit) consisted of the following:

Years ended December 31,	**2010**	2009	2008
Current tax expense			
U.S. federal	**$ 13**	$(132)	$ 44
Non-U.S.	**80**	69	29
U.S. state	**(137)**	145	20
Total current	**(44)**	82	93
Deferred tax expense			
U.S. federal	**969**	457	1,151
Non-U.S.	**(13)**	(55)	26
U.S. state	**284**	(88)	71
Total deferred	**1,240**	314	1,248
Total income tax expense	**$1,196**	$ 396	$1,341

Net income tax payments/(refunds) were $360, ($198) and $599 in 2010, 2009 and 2008, respectively.

Our effective income tax rate was 26.5%, 22.9% and 33.6% for the years ended December 31, 2010, 2009 and 2008, respectively. Our effective tax rate was higher in 2010, than 2009, primarily because pre-tax book income in 2010 was higher than in 2009 and because of an income tax charge of $150 recorded during the first quarter of 2010 as a result of the Patient Protection and Affordable Care Act, as modified by the Health Care and Education Reconciliation Act of 2010. This was partially offset by a tax benefit of $371 recorded during the fourth quarter of 2010 as a result of settling the 1998-2003 federal audit. Our effective tax rate was lower in 2009, than 2008, primarily because tax credits such as research and development credits represented a higher proportion of earnings before taxes due to the year-over-year reduction in earnings. The following is a reconciliation of the U.S. federal statutory tax rate of 35% to our effective income tax rate:

Years ended December 31,	**2010**	2009	2008
U.S. federal statutory tax	**35.0%**	35.0%	35.0%
Research and development credits	**(3.5)**	(10.1)	(4.3)
Tax on international activities	**(1.2)**	(2.4)	(0.7)
Tax deductible dividends	**(0.9)**	(2.2)	(0.8)
State income tax provision, net of effect on U.S. federal tax	**1.8**	2.2	1.7
Medicare Part D law change	**3.3**		
Federal audit settlement	**(8.2)**		
Other provision adjustments	**0.2**	0.4	2.7
Effective income tax rate	**26.5%**	22.9%	33.6%

Significant components of our deferred tax assets, net of deferred tax liabilities, at December 31 were as follows:

	2010	2009
Retiree health care accruals	**$ 3,061**	$ 2,930
Inventory and long-term contract methods of income recognition, fixed assets and other (net of valuation allowance of $27 and $23)	**(2,644)**	(994)
Partnerships and joint ventures	**(263)**	(528)
Other employee benefits accruals	**1,272**	1,411
In-process research and development related to acquisitions	**65**	79
Net operating loss, credit and capital loss carryovers (net of valuation allowance of $78 and $36)	**300**	477
Pension asset	**3,443**	2,345
Customer and commercial financing	**(1,645)**	(1,703)
Unremitted earnings of non-U.S. subsidiaries	**(60)**	(55)
Other net unrealized losses	**13**	66
Net deferred tax assets(1)	**$ 3,542**	$ 4,028

(1) Of the deferred tax asset for net operating loss and credit carryovers, $158 expires in years ending from December 31, 2011 through December 31, 2030 and $142 may be carried over indefinitely.

Net deferred tax assets at December 31 were as follows:

	2010	2009
Deferred tax assets	**$ 14,383**	$13,739
Deferred tax liabilities	**(10,736)**	(9,652)
Valuation allowance	**(105)**	(59)
Net deferred tax assets	**$ 3,542**	$ 4,028

The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Included in the net deferred tax assets at December 31, 2010 and 2009 are deferred tax assets in the amounts of $8,186 and $7,226 related to other comprehensive loss.

We have provided for U.S. deferred income taxes and foreign withholding tax in the amount of $60 on undistributed earnings not considered permanently reinvested in our non-U.S. subsidiaries. We have not provided for U.S. deferred income taxes or foreign withholding tax on the remainder of undistributed earnings from our non-U.S. subsidiaries because such earnings are considered to be permanently reinvested and it is not practicable to estimate the amount of tax that may be payable upon distribution.

As of December 31, 2010 and 2009, the amount accrued for the payment of income tax-related interest and penalties included in the Consolidated Statements of Financial Position was as follows: interest of $170 and $271 and penalties of $12 and $14. The amount of interest (benefit)/expense was ($105), $45 and $43 for the years ended December 31, 2010, 2009 and 2008, respectively. The interest benefit recorded during 2010 was primarily related to the 1998-2003 federal audit settlement.

The years 2007-2008 are currently being examined by the Internal Revenue Service (IRS), and we have filed appeals with the IRS for 2004-2006. We are also subject to examination in major state and international jurisdictions for the 2001-2010 tax years. We believe appropriate provisions for all outstanding issues have been made for all jurisdictions and all open years.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009	2008
Unrecognized tax benefits – January 1	**$1,787**	$1,453	$1,272
Gross increases – tax positions in prior periods	**95**	219	88
Gross decreases – tax positions in prior periods	**(465)**	(31)	(28)
Gross increases – current-period tax positions	**76**	148	132
Gross decreases – current-period tax positions	**(40)**		
Settlements	**(254)**		(10)
Lapse of statute of limitations	**(1)**	(2)	(1)
Unrecognized tax benefits – December 31	**$1,198**	$1,787	$1,453

As of December 31, 2010, 2009 and 2008, the total amount of unrecognized tax benefits was $1,198, $1,787 and $1,453 of which $1,074, $1,452 and $1,171 would affect the effective tax rate, if recognized. These amounts are primarily associated with U.S. federal tax issues such as the tax benefits from the Foreign Sales Corporation/Extraterritorial Income tax rules, the amount of research and development tax credits claimed, U.S. taxation of foreign earnings, and valuation issues regarding charitable contributions claimed. Also included in these amounts are accruals for domestic state tax issues such as the allocation of income among various state tax jurisdictions and the amount of state tax credits claimed.

Audit outcomes and the timing of audit settlements are subject to significant uncertainty. It is reasonably possible that within the next 12 months we will resolve some or all of the matters presently under consideration for 2004-2006 with the IRS. Depending on the timing and outcome of the audit settlement, unrecognized tax benefits that affect the effective tax rate could increase earnings by up to $300 based on current estimates.

The research and development credit expired on December 31, 2009. On December 17, 2010, President Obama signed into law, the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 that retroactively renews the research and development tax credit for 2010 and extends the credit through December 31, 2011.

Note 6 – Accounts Receivable

Accounts receivable at December 31 consisted of the following:

	2010	2009
U.S. government contracts	**$2,969**	$3,090
Commercial customers	**1,241**	1,206
Reinsurance receivables	**487**	494
Non-U.S. military contracts	**514**	436
Sea Launch receivables, net of reserves[1]		438
Other	**253**	162
Less valuation allowance	**(42)**	(41)
Total	**$5,422**	$5,785

[1] During 2010, the Sea Launch receivables were reclassified from Accounts receivable to Other assets. See discussion below.

The following table summarizes our accounts receivable under long-term contracts that were not billable or related to outstanding claims as of December 31:

	Unbillable		Claims	
	2010	2009	**2010**	2009
Current	**$ 994**	$1,273	**$ 30**	$ 33
Expected to be collected after one year	**507**	450	**194**	151
Total	**$1,501**	$1,723	**$224**	$184

Under contract accounting unbillable receivables on long-term contracts arise when the sales or revenues based on performance attainment, though appropriately recognized, cannot be billed yet under terms of the contract as of the balance sheet date. Any adjustment for the credit quality of unbillable receivables, if required, would be recorded as a direct reduction of revenue. Factors considered in assessing the collectibility of unbillable receivables include, but are not limited to, a customer's extended delinquency, requests for restructuring and filings for bankruptcy. Unbillable receivables related to commercial customers expected to be collected after one year were $213 and $158 at December 31, 2010 and 2009. Accounts receivable related to claims are items that we believe are earned, but are subject to uncertainty concerning their determination or ultimate realization. Accounts receivable, other than those described above, expected to be collected after one year are not material.

Sea Launch

At December 31, 2010, Other assets included $356 of receivables, previously recorded as Accounts receivable, related to our former investment in the Sea Launch venture which became payable by certain Sea Launch partners following Sea Launch's bankruptcy filing in June 2009. The $356 includes $147 related to a payment made by us under a bank guarantee on behalf of Sea Launch and $209 related to loans we made to Sea Launch. The net amounts owed to Boeing by each of the partners are as follows; S.P. Koroley Rocket and Space Corporation Energia of Russia – $223, PO Yuzhnoye Mashinostroitelny Zavod of Ukraine – $89 and KB Yuzhnoye of Ukraine – $44.

Although each partner is contractually obligated to reimburse us for its share of the bank guarantee, the Russian and Ukrainian partners have raised defenses to enforcement and contested our claims. On October 19, 2009, we filed a Notice of Arbitration with the Stockholm Chamber of Commerce seeking reimbursement from the other Sea Launch partners of the $147 bank guarantee payment. On October 7, 2010, the arbitrator ruled that the Stockholm Chamber of Commerce lacked jurisdiction to hear the matter but did not resolve the merits of our claim. We filed a notice appealing the arbitrator's ruling on January 11, 2011. We believe the partners have the financial wherewithal to pay and intend to pursue vigorously all of our rights and remedies. In the event we are unable to secure reimbursement of $147 related to our payment under the bank guarantee and $209 related to loans made to Sea Launch, we could incur additional pre-tax charges of up to $356.

Note 7 – Inventories

Inventories at December 31 consisted of the following:

	2010	2009
Long-term contracts in progress	**$ 14,400**	$ 14,673
Commercial aircraft programs	**26,550**	18,568
Commercial spare parts, used aircraft, general stock materials and other	**5,788**	5,004
Inventory before advances and progress billings	**46,738**	38,245
Less advances and progress billings	**(22,421)**	(21,312)
Total	**$ 24,317**	$ 16,933

Long-Term Contracts in Progress

Long-term contracts in progress included Delta launch program inventory that will be sold at cost to United Launch Alliance (ULA) under an inventory supply agreement that terminates on March 31, 2021. At December 31, 2010 and 2009, the inventory balance was $1,385 and $1,685. As of December 31, 2010, $1,070 of this inventory relates to yet unsold launches. ULA is continuing to assess the future of the Delta II program. In the event ULA is unable to sell additional Delta II inventory, our earnings could be reduced by up to $70. See Note 12.

Inventory balances included $236 and $235 subject to claims or other uncertainties relating to the A-12 program as of December 31, 2010 and 2009. See Note 20.

Commercial Aircraft Programs

As of December 31, 2010 and 2009 commercial aircraft programs inventory included the following amounts related to the 787 program: $9,461 and $3,885 of work in process (including deferred production costs), $1,956 and $2,187 of supplier advances, and $1,447 and $1,231 of tooling and other non-recurring costs.

Commercial aircraft programs inventory included $319 and $510 of deferred production cost, and $170 and $211 of unamortized tooling for the 777 program, at December 31, 2010 and 2009.

Commercial aircraft program inventory included amounts credited in cash or other consideration (early issue sales consideration), to airline customers totaling $1,970 and $1,577 at December 31, 2010 and 2009.

As a normal course of our Commercial Airplanes segment production process, our inventory may include a small quantity of airplanes that are completed but unsold. As of December 31, 2010 and 2009, the value of completed but unsold aircraft in inventory was insignificant.

Note 8 – Customer Financing

Customer financing at December 31 consisted of the following:

	2010	2009
Financing receivables		
Investment in sales-type/finance leases	**$2,272**	$2,391
Notes	**480**	1,008
Operating lease equipment, at cost, less accumulated depreciation of $847 and $784	**2,281**	2,737
Gross customer financing	**$5,033**	$6,136
Less allowance for losses on receivables	**(353)**	(302)
Total	**$4,680**	$5,834

The components of investment in sales-type/finance leases at December 31 were as follows:

	2010	2009
Minimum lease payments receivable	**$ 2,879**	$ 3,147
Estimated residual value of leased assets	**619**	677
Unearned income	**(1,226)**	(1,433)
Total	**$ 2,272**	$ 2,391

Operating lease equipment primarily includes jet and commuter aircraft. At December 31, 2010 and 2009, operating lease equipment included $583 and $385 of equipment available for sale or re-lease. At December 31, 2010 and 2009, we had firm lease commitments for $28 and $345 of this equipment.

When our Commercial Airplanes segment is unable to immediately sell used aircraft, it may place the aircraft under an operating lease. It may also provide customer financing with a note receivable. The carrying amount of the Commercial Airplanes segment used aircraft under operating leases and notes receivable included as a component of customer financing totaled $167 and $203 as of December 31, 2010 and 2009.

Financing receivable balances evaluated for impairment are as follows:

	2010	2009
Individually evaluated for impairment	**$ 99**	$ 270
Collectively evaluated for impairment	**2,653**	3,129
Total financing receivables	**$2,752**	$3,399

At December 31, 2010, we had no impaired financing receivables. Impaired financing receivables, unpaid principal balances, and the allowance for losses on those receivables consisted of the following at December 31, 2009:

No specific impairment allowance	$ 1
Specific impairment allowance	144
Carrying value of impaired receivables	$145
Unpaid principal balance	$145
Allowance for losses on impaired receivables	2

The average recorded investment in impaired financing receivables as of December 31, 2010, 2009 and 2008, was $88, $162 and $197, respectively. Income recognition is generally suspended for financing receivables at the date full recovery of income and principal becomes not probable. Income is recognized when financing receivables become contractually current and performance is demonstrated by the customer. Interest income recognized on such receivables was $9, $9 and $14 for the years ended December 31, 2010, 2009 and 2008, respectively.

The change in the allowance for losses on financing receivables for the years ended December 31, 2010, 2009 and 2008, consisted of the following:

	2010	2009	2008
Beginning balance – January 1	**$(302)**	$(269)	$(195)
Customer financing valuation benefit/(provision)	**(51)**	(45)	(84)
Reduction in customer financing assets		12	10
Ending balance – December 31	**$(353)**	$(302)	$(269)
Specifically evaluated for impairment		$ (2)	$ (8)
Collectively evaluated for impairment	**$(353)**	(300)	(261)

We assign internal credit ratings for all customers and determine the creditworthiness of each customer based upon public information and information obtained directly from our customers. We utilize these credit ratings as one of the factors in assessing the adequacy of our allowance for losses on receivables. Our rating categories are comparable to those used by the major credit rating agencies. Credit risk profile by internally assigned ratings, consisted of the following at December 31:

Rating categories	**2010**	2009
B	**$ 207**	$ 510
CCC	**2,432**	2,746
Other	**113**	143
Total carrying value of financing receivables	**$2,752**	$3,399

At December 31, 2010 and 2009, all of our receivables were related to customers we believe have less than investment-grade credit. For the year ended December 31, 2010, we applied default rates, on average, of 11% and 51% for customers with internally assigned B and CCC ratings.

Declines in collateral values are a significant driver of our allowance for losses. Generally, out-of-production aircraft have had greater percentages of collateral value declines than in-production aircraft. Our portfolio is primarily comprised of financing receivables for out-of-production aircraft.

As of December 31, 2010, we had no past due receivables. As of December 31, 2009, total financing receivables past due thirty days or more was $1.

Customer Financing Exposure

Customer financing is collateralized by security in the related asset. The value of the collateral is closely tied to commercial airline performance and may be subject to reduced valuation with market decline. Our Customer financing portfolio has a concentration of various model aircraft. Customer financing carrying values related to major aircraft concentrations at December 31 were as follows:

	2010	2009
717 Aircraft ($561 and $662 accounted for as operating leases)[1]	**$2,070**	$2,262
757 Aircraft ($629 and $708 accounted for as operating leases)[1]	**720**	902
737 Aircraft ($317 and $400 accounted for as operating leases)	**366**	553
767 Aircraft ($115 and $154 accounted for as operating leases)	**372**	465
MD-11 Aircraft ($327 and $384 accounted for as operating leases)[1]	**327**	384

(1) Out of production aircraft

Charges related to customer financing asset impairment for the years ended December 31 were as follows:

	2010	2009	2008
Boeing Capital Corporation	**$ 85**	$91	$35
Other Boeing	**85**	8	
Total	**$170**	$99	$35

Scheduled receipts on customer financing are as follows:

Year	2011	2012	2013	2014	2015	Beyond 2015
Principal payments on notes receivable	$170	$ 98	$138	$ 23	$ 25	$ 26
Sales-type/finance lease payments receivable	319	317	274	274	273	1,422
Operating lease equipment payments receivable	292	231	184	141	120	200

Customer financing assets leased under capital leases and subleased to others were not significant in 2010 and 2009.

Note 9 – Property, Plant and Equipment

Property, plant and equipment at December 31 consisted of the following:

	2010	2009
Land	**$ 542**	$ 539
Buildings and land improvements	**9,695**	9,548
Machinery and equipment	**11,002**	10,383
Construction in progress	**1,014**	1,109
Gross property, plant and equipment	**22,253**	21,579
Less accumulated depreciation	**(13,322)**	(12,795)
Total	**$ 8,931**	$ 8,784

Depreciation expense was $1,096, $1,066 and $1,013 for the years ended December 31, 2010, 2009 and 2008, respectively. Interest capitalized during the years ended December 31, 2010, 2009 and 2008 totaled $48, $90 and $99, respectively.

Rental expense for leased properties was $269, $273 and $426, for the years ended December 31, 2010, 2009 and 2008, respectively. For the same periods, these expenses, substantially all minimum rentals, were net of sublease income of $6, $9 and $14, respectively. At December 31, 2010, minimum rental payments under capital leases aggregated $143. Minimum rental payments under operating leases with initial or remaining terms of one year or more aggregated $1,159, net of sublease payments of $4, at December 31, 2010. Non-cancellable future rentals due from customers for equipment on operating leases aggregated $121 at December 31, 2010. Payments due under operating and capital leases net of sublease amounts, and non-cancellable future rentals during the next five years are as follows:

	2011	2012	2013	2014	2015
Minimum operating lease payments, net of sublease amounts	$217	$158	$122	$102	$62
Future rentals due from customers for equipment on operating leases	17	16	15	14	14
Minimum capital lease payments, net of sublease amounts	54	48	30	8	1

We had accounts payable related to purchases of property, plant and equipment of $265 and $131 for the years ended December 31, 2010 and 2009.

Note 10 – Investments

Our investments, which are recorded in Short-term and other investments or Investments, consisted of the following at December 31:

	2010	2009
Time deposits	**$5,100**	$1,900
Pledged money market funds[1]	**57**	
Available-for-sale investments	**15**	139
Equity method investments	**1,072**	974
Other investments	**25**	25
Total	**$6,269**	$3,038

(1) These money market funds have been pledged in lieu of letters of credit as collateral in support of our workers' compensation programs. These funds can become available within 30 days notice upon issuance of replacement letters of credit.

Available-For-Sale Investments

Our investments in available-for-sale debt and equity securities consisted of the following at December 31:

	December 31, 2010				December 31, 2009			
	Cost or Amortized Cost	**Gross Unrealized Gain**	**Gross Unrealized Loss**	**Fair Value**	Cost or Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Debt	**$ 5**			**$ 5**	$113		$ (1)	$112
Equity	**11**		**$(1)**	**10**	40	$1	(14)	27
Total	**$16**		**$(1)**	**$15**	$153	$1	$(15)	$139

The contractual maturities of the available-for-sale debt securities extend through April 2017. Gross realized gains and losses on available-for-sale investment securities were as follows:

Years ended December 31,	**2010**	2009	2008
Gains	**$10**	$ 4	$ 46
Losses, including other-than-temporary-impairments	**(1)**	(48)	(107)
Net	**$ 9**	$(44)	$ (61)

Equity Method Investments

Our effective ownership percentages and balances of equity method investments consisted of the following as of December 31:

	Segment	Ownership Percentages	Investment Balance	
			2010	2009
United Launch Alliance	Network & Space Systems	50%	**$ 950**	$ 962
United Space Alliance	Network & Space Systems	50%	**(40)[(1)]**	(150)[(1)]
Other	Primarily Commercial Airplanes and Global Services & Support		**162**	162
Total Equity method investments			**$1,072**	$ 974

(1) Credit balances are a result of our proportionate share of the joint venture's pension and postretirement related adjustments which reduce the carrying value of the investment.

Note 11 – Liabilities, Commitments and Contingencies

Other Accrued Liabilities

Other accrued liabilities at December 31 consisted of the following:

	2010	2009
Accrued compensation and employee benefit costs	**$ 5,193**	$ 4,662
Environmental	**721**	706
Product warranties	**1,076**	999
Forward loss recognition[(1)]	**2,743**	2,738
Other	**4,069**	3,717
Total	**$13,802**	$12,822

(1) Forward loss recognition relates primarily to the 747 Program and Airborne Early Warning and Control (AEW&C).

Environmental

The following table summarizes environmental remediation during the years ended December 31, 2010 and 2009.

	2010	2009
Beginning balance – January 1	**$706**	$731
Reductions for payments made	**(93)**	(89)
Changes in estimates	**108**	64
Ending balance – December 31	**$721**	$706

The liabilities recorded represent our best estimate or the low end of a range of reasonably possible costs expected to be incurred to remediate sites, including operation and maintenance over periods of up to 30 years. It is reasonably possible that we may incur charges that exceed these recorded amounts because of regulatory agency orders and directives, changes in laws and/or regulations, higher than expected costs and the discovery of additional contamination. As part of our estimating process, we develop a range of reasonably possible alternate scenarios which include highest cost estimates for all remediation sites based on our experience and existing laws and regulations. At December 31, 2010 and 2009, our reasonably possible highest cost estimate for all remediation sites exceeded our recorded liabilities by $957 and $948.

Product Warranties

The following table summarizes product warranty activity recorded for the years ended December 31, 2010 and 2009.

	2010	2009
Beginning balance – January 1	**$ 999**	$ 959
Additions for current year deliveries	**141**	167
Reductions for payments made	**(234)**	(237)
Changes in estimates	**170**	110
Ending balance – December 31	**$1,076**	$ 999

Discontinued Operations

As part of the 2004 purchase and sale agreement with General Electric Capital Corporation related to the sale of Boeing Capital Corporation's (BCC) Commercial Financial Services business, BCC is involved in a loss sharing arrangement for losses on transferred portfolio assets, such as asset sales, provisions for loss or asset impairment charges offset by gains from asset sales. At December 31, 2010 and 2009, our maximum future cash exposure to losses associated with the loss sharing arrangement was $232 and $234 and our accrued liability under the loss sharing arrangement was $82 and $77.

Commercial Aircraft Commitments

In conjunction with signing definitive agreements for the sale of new aircraft (Sale Aircraft), we have entered into specified-price trade-in commitments with certain customers that give them the right to trade in used aircraft upon the purchase of Sale Aircraft. The total contractual trade-in value was $295 and $427 as of December 31, 2010 and 2009. We anticipate that a significant portion of these commitments will not be exercised by customers.

The probability that trade-in commitments will be exercised is determined by using both quantitative information from valuation sources and qualitative information from other sources. The probability of exercise is continually assessed, taking into consideration the current economic environment. Trade-in commitments, which can be terminated by mutual consent with the customer, may be exercised only during the period specified in the agreement, and require advance notice by the customer. The estimated fair value of trade-in aircraft related to probable contractual trade-in commitments was $30 and $34 as of December 31, 2010 and 2009. Trade-in commitment agreements have expiration dates from 2011 through 2023.

Future Lease Commitments

As of December 31, 2010 and 2009, future lease commitments on aircraft and other commitments not recorded on the Consolidated Statements of Financial Position totaled $17 and $159. These lease commitments extend through 2015, and our intent is to recover these lease commitments through sublease arrangements. As of December 31, 2010, the future lease commitments on aircraft for each of the next five years were as follows: $3 in 2011, $3 in 2012, $3 in 2013, $3 in 2014, and $3 in 2015. As of December 31, 2010 and 2009, Other accrued liabilities included $12 and $14 attributable to adverse commitments under these lease arrangements.

Financing Commitments

Financing commitments totaled $9,865 and $10,409 as of December 31, 2010 and 2009. We anticipate that a significant portion of these commitments will not be exercised by the customers as we continue to work with third party financiers to provide alternative financing to customers. However, there can be no assurances that we will not be required to fund greater amounts than historically required.

We have entered into standby letters of credit agreements and surety bonds with financial institutions primarily relating to the guarantee of future performance on certain contracts. Contingent liabilities on outstanding letters of credit agreements and surety bonds aggregated approximately $7,599 and $7,052 as of December 31, 2010 and 2009.

In connection with the formation of ULA, we and Lockheed Martin Corporation (Lockheed) each committed to provide up to $200 to support its working capital requirements through December 1, 2011. ULA did not request any funds under the commitment as of December 31, 2010. We and Lockheed have also each committed to provide ULA with up to $232 of additional capital contributions in the event ULA does not have sufficient funds to make a required payment to us under an inventory supply agreement. See Note 7.

C-17

At December 31, 2010, our backlog included 6 C-17 aircraft currently under contract with the U.S. Air Force (USAF) as well as international orders for 6 C-17 aircraft. At December 31, 2010, we have approximately $620 of inventory expenditures and potential termination liabilities to suppliers associated primarily with 10 aircraft funded in the Fiscal Year 2010 (FY10) Defense Appropriations Act which are not currently under contract. The President's Fiscal Year 2011 budget announced during the first quarter of 2010 did not include any additional C-17 aircraft. During the first quarter of 2010 we announced plans to reduce the production rate from 15 per year to 10 per year and expect the transition to be complete by mid-2011. The lower production rate is intended to bridge the gap between existing orders and potential future orders. Should additional orders not materialize, it is reasonably possible that we will decide in 2011 to end production of the C-17 at a future date. We are still evaluating the full financial impact of a potential production shut-down, including any recovery that would be available from the U.S. government. Such recovery from the U.S. government would not include the costs incurred by us resulting from our direction to suppliers to begin working on aircraft beyond those currently under contract with the USAF.

Company Owned Life Insurance

McDonnell Douglas Corporation insured its executives with Company Owned Life Insurance (COLI), which are life insurance policies with a cash surrender value. Although we do not use COLI currently, these obligations from the merger with McDonnell Douglas are still a commitment at this time. We have loans in place to cover costs paid or incurred to carry the underlying life insurance policies. As of

December 31, 2010 and 2009, the cash surrender value was $381 and $360 and the total loans were $363 and $337. As we have the right to offset the loans against the cash surrender value of the policies, we present the net asset in Other assets on the Consolidated Statements of Financial Position as of December 31, 2010 and 2009.

Note 12 – Arrangements with Off-Balance Sheet Risk

We enter into arrangements with off-balance sheet risk in the normal course of business, primarily in the form of guarantees.

Third-Party Guarantees

The following tables provide quantitative data regarding our third-party guarantees. The maximum potential payments represent a "worst-case scenario," and do not necessarily reflect amounts that we expect to pay. Estimated proceeds from collateral and recourse represent the anticipated values of assets we could liquidate or receive from other parties to offset our payments under guarantees.

	Maximum Potential Payments		Estimated Proceeds from Collateral/ Recourse		Carrying Amount of Liabilities[1]	
December 31,	**2010**	2009	**2010**	2009	**2010**	2009
Contingent repurchase commitments	**$3,782**	$3,958	**$3,759**	$3,940	**$ 7**	$ 7
Indemnifications to ULA:						
Contributed Delta program launch inventory	**187**	277				
Contract pricing	**261**	348			**7**	7
Other Delta contracts	**83**	57			**16**	16
Other credit guarantees	**71**	119	**63**	109	**6**	2
Residual value guarantees	**29**	51	**21**	44	**6**	10

(1) Amounts included in Other accrued liabilities.

Contingent Repurchase Commitments We have entered into contingent repurchase commitments with certain customers in conjunction with signing definitive agreements for the sale of new aircraft. Under these commitments, we agreed to repurchase the Sale Aircraft at a specified price, generally 10 to 15 years after delivery of the Sale Aircraft. Our repurchase of the Sale Aircraft is contingent upon a future, mutually acceptable agreement for the sale of additional new aircraft, and the subsequent exercise by the customer of its right to sell the Sale Aircraft to us. The repurchase price specified in contingent repurchase commitments is generally lower than the expected fair value at the specified repurchase date. Estimated Proceeds from Collateral/Recourse in the tables above represent the lower of the contracted repurchase price or the expected fair value of each aircraft at the specified repurchase date.

Indemnifications to ULA We agreed to indemnify ULA through December 31, 2020 against potential non-recoverability and non-allowability of $1,360 of Boeing Delta launch program inventory included in contributed assets plus $1,860 of inventory subject to an inventory supply agreement which ends on March 31, 2021. Since inception, ULA has consumed $1,201 of inventory that was contributed by us. ULA has made advance payments of $420 to us and we have recorded revenues and cost of sales of $166 under the inventory supply agreement through December 31, 2010. ULA is continuing to assess the future of the Delta II program beyond what is currently on contract. In the event ULA is unable to sell additional Delta II inventory, our earnings could be reduced by up to $70.

We agreed to indemnify ULA against potential losses that ULA may incur in the event ULA is unable to obtain certain additional contract pricing from the USAF for four satellite missions. We believe ULA is entitled to additional contract pricing. In December 2008, ULA submitted a claim to the USAF to re-price the contract value for two satellite missions. In March 2009, the USAF issued a denial of that claim and in June 2009, ULA filed an appeal. During 2009, the USAF exercised its option for a third satellite mission. During the third quarter of 2010, ULA submitted a claim to the USAF to re-price the contract value of the third mission. The USAF did not exercise an option for a fourth mission prior to expiration. If ULA is unsuccessful in obtaining additional pricing, we may be responsible for a portion of the shortfall and may record up to $283 in pre-tax losses associated with the three missions, representing up to $261 for the indemnification payment and up to $22 for our portion of additional contract losses incurred by ULA.

Other Credit Guarantees We have issued credit guarantees, principally to facilitate the sale and/or financing of commercial aircraft. Under these arrangements, we are obligated to make payments to a guaranteed party in the event that lease or loan payments are not made by the original lessee or debtor or certain specified services are not performed. A substantial portion of these guarantees has been extended on behalf of original lessees or debtors with less than investment-grade credit. Our commercial aircraft credit guarantees are collateralized by the underlying commercial aircraft and certain other assets. Current outstanding credit guarantees expire within the next ten years.

Residual Value Guarantees We have issued various residual value guarantees principally to facilitate the sale and financing of certain commercial aircraft. Under these guarantees, we are obligated to make payments to the guaranteed party if the related aircraft or equipment fair values fall below a specified amount at a future time. These obligations are collateralized principally by the underlying commercial aircraft and expire within the next eight years.

Other Indemnifications

In conjunction with our sales of the Electron Dynamic Devices, Inc. and Rocketdyne Propulsion and Power businesses and the sale of our Commercial Airplanes facilities in Wichita, Kansas and Tulsa and McAlester, Oklahoma in 2005, we agreed to indemnify, for an indefinite period, the buyers for costs relating to pre-closing environmental contamination and certain other items. As it is impossible to assess whether there will be damages in the future or the amounts thereof (if any), we cannot estimate the maximum potential amount of future payments under these indemnities. Therefore, no liability has been recorded. There have been no claims submitted to date.

Industrial Revenue Bonds

Industrial Revenue Bonds (IRBs) issued by the City of Wichita are used to finance the purchase and/or construction of real and personal property at our Wichita site. Tax benefits associated with IRBs include a ten-year property tax abatement and a sales tax exemption from the Kansas Department of Revenue. We record the property on our Consolidated Statements of Financial Position, along with a capital lease obligation to repay the proceeds of the IRB. We have also purchased the IRBs and therefore are the bondholders as well as the borrower/lessee of the property purchased with the IRB proceeds.

The capital lease obligation and IRB asset are recorded net in the Consolidated Statements of Financial Position. As of December 31, 2010 and 2009, the net assets associated with the City of Wichita IRBs were $822 and $856.

Note 13 – Debt

Total debt interest incurred, including amounts capitalized, was $729, $610 and $520 for the years ended December 31, 2010, 2009 and 2008, respectively. Interest expense recorded by BCC is reflected as a separate line item on our Consolidated Statements of Operations, and is included in earnings from operations. Total Company interest payments were $670, $502 and $493 for the years ended December 31, 2010, 2009 and 2008, respectively.

We have $4,376 currently available under credit line agreements, of which $2,000 is a five-year credit facility expiring in November 2012 and $ 2,376 is a 364-day revolving credit facility expiring in November 2011. Both the five-year and 364-day credit facilities have a one-year term out option which allows us to extend the maturity of any borrowings one year beyond the aforementioned expiration dates. We have given BCC exclusive access to $1,500 under these arrangements. We continue to be in full compliance with all covenants contained in our debt or credit facility agreements, including those at BCC.

Short-term debt and current portion of long-term debt at December 31 consisted of the following:

	2010		2009	
	Consolidated Total	**BCC Only**	Consolidated Total	BCC Only
Unsecured debt securities	**$785**	**$785**	$644	$644
Non-recourse debt and notes	**79**	**6**	24	6
Capital lease obligations	**62**	**10**	14	9
Other notes	**22**		25	
Total	**$948**	**$801**	$707	$659

Debt at December 31 consisted of the following:

	2010	2009
Boeing Capital Corporation debt:		
Unsecured debt securities		
1.53% – 7.58% due through 2023	**$ 3,339**	$ 3,952
Non-recourse debt and notes		
1.37% – 5.79% notes due through 2013	**55**	61
Capital lease obligations		
0.92% due through 2015	**52**	62
Boeing Capital Corporation debt subtotal	**$ 3,446**	$ 4,075
Other Boeing debt:		
Unsecured debentures and notes		
1.88% – 5.00% due through 2020	**$ 3,376**	$ 3,372
5.88% – 6.88% due through 2043	**2,988**	2,987
7.25% – 9.75% due through 2043	**1,991**	1,990
Non-recourse debt and notes		
Enhanced equipment trust	**342**	360
Capital lease obligations due through 2017	**135**	14
Other notes	**143**	126
Other Boeing debt subtotal	**$ 8,975**	$ 8,849
Total debt	**$12,421**	$12,924

Other Boeing debt includes $300 bearing an interest rate of 7.95% due August 15, 2024 that may be redeemed at the holder's option on August 15, 2012.

At December 31, 2010, $107 of BCC debt was collateralized by portfolio assets and underlying equipment totaling $186. The debt consists of the 0.92% to 5.79% notes due through 2015.

Scheduled principal payments for debt and capital lease obligations for the next five years are as follows:

	2011	2012	2013	2014	2015
Boeing Capital Corporation	$798	$ 878	$ 652	$ 526	$ 16
Other Boeing	141	1,420	657	770	821
Total	$939	$2,298	$1,309	$1,296	$837

Note 14 – Postretirement Plans

Almost all of our employees are covered by defined benefit pension plans, with the exception of all nonunion and some union employees hired after December 31, 2008. We fund our major pension plans through trusts. Pension assets are placed in trust solely for the benefit of the plans' participants, and are structured to maintain liquidity that is sufficient to pay benefit obligations as well as to keep pace over the long term with the growth of obligations for future benefit payments.

We also have other postretirement benefits (OPB) other than pensions which consist principally of health care coverage for eligible retirees and qualifying dependents, and to a lesser extent, life insurance to certain groups of retirees. Retiree health care is provided principally until age 65 for approximately half those retirees who are eligible for health care coverage. Certain employee groups, including employees covered by most United Auto Workers bargaining agreements, are provided lifetime health care coverage.

The funded status of the plans is measured as the difference between the plan assets at fair value and the projected benefit obligation (PBO). We have recognized the aggregate of all overfunded plans in Pension plan assets, net, and the aggregate of all underfunded plans in either Accrued retiree health care or Accrued pension plan liability, net. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next 12 months, is reflected in Other accrued liabilities.

The components of net periodic benefit cost are as follows:

	Pension			Other Postretirement Benefits		
Years ended December 31,	**2010**	2009	2008	**2010**	2009	2008
Service cost	**$ 1,176**	$ 1,090	$ 952	**$121**	$132	$126
Interest cost	**3,002**	2,964	2,823	**404**	466	459
Expected return on plan assets	**(3,850)**	(3,738)	(3,811)	**(6)**	(5)	(8)
Amortization of prior service costs	**248**	242	206	**(78)**	(90)	(93)
Recognized net actuarial loss	**777**	650	392	**56**	92	86
Settlement/curtailment/transfer loss	**14**	13				
Net periodic benefit cost	**$ 1,367**	$ 1,221	$ 562	**$497**	$595	$570
Net periodic benefit cost included in Earnings from operations	**$ 1,101**	$ 879	$ 696	**$480**	$615	$507

A portion of net periodic benefit cost is allocated to production as product costs and may remain in inventory at the end of each reporting period.

The following tables show changes in the benefit obligation, plan assets and funded status of both pensions and OPB for the years ended December 31, 2010 and 2009. Benefit obligation balances presented below reflect the PBO for our pension plans, and accumulated postretirement benefit obligations (APBO) for our OPB plans.

	Pension		Other Postretirement Benefits	
	2010	2009	**2010**	2009
Change in benefit obligation				
Beginning balance	**$52,166**	$49,017	**$ 7,576**	$ 7,859
Service cost	**1,176**	1,090	**121**	132
Interest cost	**3,002**	2,964	**404**	466
Plan participants' contributions	**9**	9		
Amendments	**142**	143	**(130)**	(18)
Actuarial (gain)/loss	**5,243**	1,445	**1,061**	(374)
Settlement/curtailment/acquisitions/ dispositions, net	**(93)**	(68)	**32**	
Gross benefits paid	**(2,567)**	(2,515)	**(555)**	(541)
Medicare Part D subsidy			**31**	30
Exchange rate adjustment	**28**	81	**6**	22
Ending balance	**$59,106**	$52,166	**$ 8,546**	$ 7,576
Change in plan assets				
Beginning balance at fair value	**$45,810**	$40,597	**$ 89**	$ 79
Actual return on plan assets	**5,979**	6,074	**11**	13
Company contribution	**35**	1,582	**15**	24
Plan participants' contributions	**9**	9	**2**	2
Settlement/curtailment/acquisitions/ dispositions, net	**(98)**	(67)		(1)
Benefits paid	**(2,507)**	(2,459)	**(19)**	(28)
Exchange rate adjustment	**24**	74		
Ending balance at fair value	**$49,252**	$45,810	**$ 98**	$ 89
Amounts recognized in statement of financial position at December 31 consist of:				
Pension plan assets, net	**$ 6**	$ 16		
Other accrued liabilities	**(60)**	(57)	**$ (423)**	$ (438)
Accrued retiree health care			**(8,025)**	(7,049)
Accrued pension plan liability, net	**(9,800)**	(6,315)		
Net amount recognized	**$ (9,854)**	$ (6,356)	**$(8,448)**	$(7,487)

Amounts recognized in Accumulated other comprehensive loss at December 31 are as follows:

	Pensions		Other Postretirement Benefits	
	2010	2009	**2010**	2009
Net actuarial loss	**$19,343**	$17,012	**$2,148**	$1,197
Prior service cost/(credit)	**1,225**	1,331	**(384)**	(332)
Total recognized in Accumulated other comprehensive loss	**$20,568**	$18,343	**$1,764**	$ 865

The estimated amount that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost during the year ended December 31, 2011 is as follows:

	Pensions	Other Postretirement Benefits
Recognized net actuarial loss	$1,252	$132
Amortization of prior service costs	250	(96)
Total	$1,502	$ 36

The accumulated benefit obligation (ABO) for all pension plans was $53,513 and $47,549 at December 31, 2010 and 2009. Key information for our plans with ABO in excess of plan assets as of December 31 is as follows:

	2010	2009
Projected benefit obligation	**$58,772**	$26,141
Accumulated benefit obligation	**53,202**	24,227
Fair value of plan assets	**48,926**	22,205

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 reduced our APBO by $60 and $497 at December 31, 2010 and 2009. These reductions/actuarial gains are amortized over the expected average future service of current employees.

Patient Protection and Affordable Care Act, as modified by the Health Care and Education Reconciliation Act of 2010 increased our APBO by $300 at December 31, 2010. This includes the impact of the excise tax on high cost health plans scheduled to become payable beginning in 2018. This increase is recognized as an actuarial loss and is amortized over the expected future service of current employees.

Assumptions

The following assumptions, which are the weighted average for all plans, are used to calculate the benefit obligation at December 31 of each year and the net periodic benefit cost for the subsequent year.

December 31,	**2010**	2009	2008
Discount rate:			
Pension	**5.30%**	5.80%	6.10%
Other postretirement benefits	**4.90%**	5.40%	6.00%
Expected return on plan assets	**7.75%**	8.00%	8.00%
Rate of compensation increase	**5.20%**	5.50%	5.50%

The discount rate for each plan is determined based on the plans' expected future benefit payments using a yield curve developed from high quality bonds that are rated as Aa or better by Moody's as of the measurement date. The yield curve is fitted to yields developed from bonds at various maturity points. Bonds with the ten percent highest and the ten percent lowest yields are omitted. A portfolio of about 400 bonds is used to construct the yield curve. Since corporate bond yields are generally not available at maturities beyond 30 years, it is assumed that spot rates will remain level beyond that 30-year point. The present value of each plan's benefits is calculated by applying the spot/discount rates to projected benefit cash flows. All bonds are U.S. issues, with a minimum outstanding of $50.

The pension fund's expected return on plan assets assumption is derived from a review of actual historical returns achieved by the pension trust and anticipated future long-term performance of individual asset classes. While consideration is given to recent trust performance and historical returns, the assumption represents a long-term, prospective return. The expected return on plan assets component of the net periodic benefit cost for the upcoming plan year is determined based on the expected return on plan assets assumption and the market-related value of plan assets (MRVA). Since our adoption of the accounting standard for pensions in 1987, we have determined the MRVA based on a five-year moving average of plan assets. As of December 31, 2010, the MRVA is approximately $450 greater than the fair market value of assets.

Assumed health care cost trend rates were as follows:

December 31,	**2010**	2009	2008
Health care cost trend rate assumed next year	**7.50%**	7.00%	7.50%
Ultimate trend rate	**5.00%**	5.00%	5.00%
Year that trend reached ultimate rate	**2018**	2014	2014

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. To determine the health care cost trend rates we look at a combination of information including ongoing claims cost monitoring, annual statistical analyses of claims data, reconciliation of forecast claims against actual claims, review of trend assumptions of other plan sponsors and national health trends, and adjustments for plan design changes, workforce changes, and changes in plan participant behavior. A one-percentage-point change in assumed health care cost trend rates would have the following effect:

	Increase	Decrease
Effect on total of service and interest cost	$ 51	$ (44)
Effect on postretirement benefit obligation	742	(654)

Plan Assets

Investment Strategy The overall objective of our pension assets is to earn a rate of return over time to satisfy the benefit obligations of the pension plans and to maintain sufficient liquidity to pay benefits and address other cash requirements of the pension fund. Specific investment objectives for our long-term investment strategy include reducing the volatility of pension assets relative to pension liabilities, achieving a competitive, total investment return, achieving diversification between and within asset classes and managing other risks. Investment objectives for each asset class are determined based on specific risks and investment opportunities identified.

We update our long-term, strategic asset allocations every three-to-five years. We use various analytics to determine the optimal asset mix and consider plan liability characteristics, liquidity characteristics, funding requirements, expected rates of return and the distribution of returns. We identify investment benchmarks for the asset classes in the strategic asset allocation that are market-based and investable where possible.

Actual allocations to each asset class vary from target allocations due to periodic investment strategy changes, market value fluctuations, the length of time it takes to fully implement investment allocation positions (such as private equity and real estate), and the timing of benefit payments and contributions. Short term investments and exchange-traded derivatives are used to rebalance the actual asset allocation to the target asset allocation. The asset allocation is monitored and rebalanced on a monthly basis.

The actual allocations for the pension assets at December 31 and target allocations by asset class, are as follows:

	Percentage of Plan Assets		Target Allocations	
Asset Class	**2010**	2009	**2010**	2009
Fixed income	**49%**	50%	**45%**	45%
Global equity	**33**	34	**28**	28
Private equity	**5**	5	**6**	6
Real estate and real assets	**5**	4	**10**	10
Global strategies	**4**	4	**5**	5
Hedge funds	**4**	3	**6**	6
Total	**100%**	100%	**100%**	100%

Fixed income securities are invested broadly and primarily in long duration instruments. Global equity securities are invested broadly in U.S. and non-U.S. companies which are in various industries and countries and through a range of market capitalizations.

Real estate and real assets include global private investments and publicly traded investments (such as REITs in the case of real estate). Real estate includes but is not limited to investments in office, retail, apartment and industrial properties. Real assets include but are not limited to investments in natural resources (such as energy, farmland and timber) and infrastructure. Private equity investment vehicles are primarily limited partnerships (LPs) and fund-of-funds that mainly invest in U.S. and non-U.S. leveraged buyout, venture capital and special situation strategies.

Global strategies seek to capitalize on inefficiencies identified across different asset classes or markets, primarily using long-short positions in derivatives and physical securities. Hedge fund strategy types include, but are not limited to event driven, relative value, long-short and market neutral. A well-diversified number of hedge funds are held.

Investment managers are retained for explicit investment roles specified by contractual investment guidelines. Certain investment managers are authorized to invest in derivatives, such as equity or bond futures, swaps, options and currency futures or forwards. Derivatives are used to achieve the desired market exposure of a security or an index, transfer value-added performance between asset classes, achieve the desired currency exposure, adjust portfolio duration or rebalance the total portfolio to the target asset allocation.

As a percentage of total plan assets, derivative net notional amounts were 9.8% and 6.0% for fixed income, including to-be-announced mortgage-backed securities and treasury forwards, and negative 0.2% and 0.0% for global equity and currency overlay at December 31, 2010 and 2009.

In November 2009, the Company elected to contribute $1,500 of our common stock to the pension fund. An independent fiduciary was retained to manage and liquidate the stock over time at its discretion. Plan assets included $1,498 and $1,581 of our common stock as of December 31, 2010 and 2009.

Risk Management In managing the plan assets, we review and manage risk associated with funded status risk, interest rate risk, market risk, counterparty risk, liquidity risk and operational risk. Liability management and asset class diversification are central to our risk management approach and are integral to the overall investment strategy. Further, asset classes are constructed to achieve diversification by investment strategy, by investment manager, by industry or sector and by holding. Investment manager guidelines for publicly traded assets are specified and are monitored regularly through the custodian. Credit parameters for counterparties have been established for managers permitted to trade over-the-counter derivatives.

Fair Value Measurements The following table presents our plan assets using the fair value hierarchy as of December 31, 2010 and 2009. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant non-observable inputs.

	December 31, 2010				December 31, 2009			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Fixed income securities:								
Corporate	$13,038		$13,034	$ 4	$13,259		$13,254	$ 5
U.S. government and agencies	3,734		3,734		3,886		3,886	
Mortgage backed and asset backed	880		847	33	916		893	23
Other	3,469	$ 19	3,450		2,628	$ 19	2,609	
Derivatives:								
Assets	18		18		33		33	
Liabilities	(20)		(20)		(93)		(93)	
Cash equivalents and other short-term investments	2,781	2,342	439		2,068	1,679	389	
Currency overlay derivatives:								
Assets	106		106		107		107	
Liabilities	(121)		(121)		(94)		(94)	
Equity securities:								
U.S. common and preferred stock	4,925	4,925			4,691	4,691		
Non-U.S. common and preferred stock	6,414	6,367	47		6,703	6,634	69	
Boeing company stock	1,498	1,498			1,581	1,581		
Common/collective/pooled funds	3,097	105	2,992		2,574	89	2,485	
Derivatives:								
Assets	21		21		9		9	
Liabilities	(11)		(11)		(10)		(10)	
Private equity	2,636	10		2,626	2,300	9		2,291
Real estate and real assets	2,488	665	5	1,818	1,784	442	5	1,337
Global strategies	2,015	443	1,503	69	1,676	484	1,192	
Hedge funds	1,918			1,918	1,347		336	1,011
Total	$48,886	$16,374	$26,044	$6,468	$45,365	$15,628	$25,070	$4,667
Cash	$ 79				$ 125			
Receivables	393				641			
Payables	(106)				(321)			
Total	$49,252				$45,810			

Fixed income securities are primarily valued using a market approach with inputs that include broker quotes, benchmark yields, base spreads and reported trades.

Cash equivalents and other short-term investments, which are used to pay benefits, are primarily held in registered money market funds which are valued using a market approach based on the quoted market prices of identical instruments. Other cash equivalent and short-term investments are valued daily by the fund using a market approach with inputs that include quoted market prices for similar instruments.

Common and preferred stock equity securities are primarily valued using a market approach based on the quoted market prices of identical instruments. Common/collective/pooled funds are typically common or collective trusts valued at their net asset values (NAVs) that are calculated by the investment manager or sponsor of the fund and have daily or monthly liquidity. Active currency managers, through an overlay program, invest in a broad set of currency derivatives. Derivatives leveled in the table above are over-the-counter and are primarily valued using an income approach with inputs that include benchmark yields, swap curves, cash flow analysis, rating agency data and interdealer broker rates. Exchange-traded derivative positions are reported in accordance with changes in daily variation margin which is settled daily and therefore reflected in the payables and receivables portion of the table.

Private equity LP valuations are reported by the fund manager and are based on the valuation of the underlying investments, which include inputs such as cost, operating results, discounted future cash flows and market based comparable data.

Real estate and real asset fund values are primarily reported by the fund manager and are based on valuation of the underlying investments, which include inputs such as cost, discounted future cash flows, independent appraisals and market based comparable data. Publically traded REITs are valued using a market approach based on quoted market prices of identical instruments.

Global strategies are primarily limited liability company (LLC) or mutual fund structures. The LLCs are primarily valued using a market approach based on NAVs calculated by the fund and have monthly liquidity. Global strategies mutual funds are valued using a market approach based on the quoted market prices of identical instruments.

Hedge funds consist of fund-of-fund LLC or commingled fund structures and direct hedge funds. The LLCs are primarily valued using a market approach based on NAVs calculated by the fund and are not publicly available. Liquidity for the LLCs is monthly and is subject to liquidity of the underlying hedge funds. The commingled fund NAV is calculated by the manager on a daily basis and has monthly liquidity. Direct hedge funds are primarily valued by each fund's third party administrator based on valuation of the underlying securities and instruments and primarily applying a market or income valuation methodology depending on the specific type of security or instrument, equity, fixed income, currency or derivative, held; inputs for each of these investment types are discussed earlier. Direct hedge fund NAVs based on valuation of the underlying holdings are not publicly available and have monthly liquidity.

Some of our assets, primarily our private equity, real estate and real assets, hedge funds and global strategies, do not have readily determinable market values given the specific investment structures involved and the nature of the underlying investments. For the December 31, 2010 and 2009 plan asset reporting, publicly traded asset pricing was used where possible. For assets without readily determinable values, estimates were derived from investment manager discussions focusing on underlying fundamentals and significant events. For those investments reported on a one-quarter lagged basis (primarily LPs) we use net asset values, adjusted for subsequent cash flows and significant events.

The following tables present a reconciliation of Level 3 assets held during the year ended December 31, 2010 and 2009. Beginning for the year ended December 31, 2010, transfers into and out of Level 3 are treated as beginning of year values.

	January 1, 2010 Balance	Net Realized and Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	Net Transfers Into/(Out of) Level 3	December 31, 2010 Balance
Fixed income securities:					
Corporate	$ 5		$ (1)		$ 4
Mortgage backed and asset backed	23	$ (1)	15	$(4)	33
Private equity	2,291	379	(44)		2,626
Real estate and real assets	1,337	157	324		1,818
Global strategies		(1)	$ 70		69
Hedge funds	1,011	92	$ 815		1,918
Total	$4,667	$626	$1,179	$(4)	$6,468

For the year ended December 31, 2010, the change in unrealized gain/(loss) for Level 3 assets still held at December 31, 2010 were $1 for Mortgage backed and asset backed securities, $397 for Private equity, $136 for Real estate and real assets, $(1) for Global Strategies and $92 for Hedge funds.

	January 1, 2009 Balance	Net Realized and Unrealized Gains/(Losses)	Net Purchases, Issuances and Settlements	Net Transfers Into/(Out of) Level 3	December 31, 2009 Balance
Fixed income securities:					
Corporate	$ 9		$ (4)		$ 5
Mortgage backed and asset backed	49	$ 1	(32)	$5	23
Private equity	2,020	142	129		2,291
Real estate and real assets	1,629	(505)	213		1,337
Hedge funds	885	126			1,011
Total	$4,592	$(236)	$306	$5	$4,667

OPB Plan Assets The majority of OPB plan assets are invested in a balanced index fund which is comprised of approximately 60% equities and 40% debt securities. The index fund is valued using a market approach based on the quoted market price of an identical instrument (Level 1). The expected rate of return on these assets does not have a material effect on the net periodic benefit cost.

Cash Flows

Contributions Required pension contributions under the Employee Retirement Income Security Act (ERISA) as well as rules governing funding of our non-U.S. pension plans, are not expected to be material in 2011. In 2011 we expect to make discretionary contributions to our plans of approximately $500. We expect that if interest rates remain at their current levels, discount rates for ERISA determinations will likely decline in future years because of retrospective averaging, and as a result, contributions in future years are expected to increase. We expect to contribute approximately $15 to our OPB plans in 2011.

Estimated Future Benefit Payments The table below reflects the total pension benefits expected to be paid from the plans or from our assets, including both our share of the benefit cost and the participants' share of the cost, which is funded by participant contributions. OPB payments reflect our portion only.

Year(s)	2011	2012	2013	2014	2015	2016–2020
Pensions	$2,731	$2,848	$2,992	$3,145	$3,279	$18,712
Other postretirement benefits:						
Gross benefits paid	553	568	592	620	645	3,659
Medicare Part D subsidy	(31)	(32)	(33)	(34)	(35)	(177)
Net other postretirement benefits	$ 522	$ 536	$ 559	$ 586	$ 610	$ 3,482

Termination Provisions

Certain of the pension plans provide that, in the event there is a change in control of the Company which is not approved by the Board of Directors and the plans are terminated within five years thereafter, the assets in the plan first will be used to provide the level of retirement benefits required by ERISA, and then any surplus will be used to fund a trust to continue present and future payments under the postretirement medical and life insurance benefits in our group insurance benefit programs.

We have an agreement with the U.S. government with respect to certain pension plans. Under the agreement, should we terminate any of the plans under conditions in which the plan's assets exceed that plan's obligations, the U.S. government will be entitled to a fair allocation of any of the plan's assets based on plan contributions that were reimbursed under U.S. government contracts.

401(k) Plans

We provide certain defined contribution plans to all eligible employees. The principal plans are the Company-sponsored 401(k) plans. The expense for these defined contribution plans was $614, $591 and $571 in 2010, 2009 and 2008, respectively.

Note 15 – Share-Based Compensation and Other Compensation Arrangements

Share-Based Compensation

Our 2003 Incentive Stock Plan, as amended on April 27, 2009, permits awards of incentive stock options, nonqualified stock options, restricted stock, stock units, Performance Shares, performance units and other incentives to our employees, officers, consultants and independent contractors. The aggregate number of shares of our stock available for issuance under the amended plan will not exceed 80,000,000 and no more than an aggregate of 16,000,000 shares are available for issuance as restricted stock awards.

Shares issued as a result of stock option exercises or conversion of stock unit awards will be funded out of treasury shares, except to the extent there are insufficient treasury shares, in which case new shares will be issued. We believe we currently have adequate treasury shares to meet any requirements to issue shares during 2011.

Share-based plans expense is primarily included in general and administrative expense since it is incentive compensation issued primarily to our executives. The share-based plans expense and related income tax benefit follow:

Years ended December 31,	**2010**	2009	2008
Stock options	**$ 96**	$111	$119
Restricted stock units and other awards	**83**	56	29
ShareValue Trust	**36**	71	61
Share-based plans expense	**$215**	$238	$209
Income tax benefit	**$ 83**	$ 89	$ 79

Stock Options

On February 22, 2010, February 23, 2009 and February 25, 2008, we granted to our executives 5,932,806, 7,423,242 and 6,411,300 options, respectively. The options have been granted with an exercise price equal to the fair market value of our stock on the date of grant and expire ten years after the date of grant. The stock options granted after 2005 vest over a period of three years, with 34% vesting after the first year, 33% vesting after the second year and the remaining 33% vesting after the third year. If an executive terminates employment for any reason, the non-vested portion of the stock option will not vest and all rights to the non-vested portion will terminate completely.

Stock option activity for the year ended December 31, 2010 is as follows:

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Number of shares under option:				
Outstanding at beginning of year	26,336,436	$63.93		
Granted	6,079,675	63.95		
Exercised	(2,123,236)	40.96		
Forfeited	(1,159,701)	55.84		
Expired	(157,732)	59.35		
Outstanding at end of year	28,975,442	$65.96	6.9	$238
Exercisable at end of year	17,262,715	$72.28	5.7	$105

The total intrinsic value of options exercised was $59, $2 and $22 during the years ended December 31, 2010, 2009 and 2008, respectively. Cash received from options exercised for the years ended December 31, 2010, 2009 and 2008 was $87, $10 and $44 with a related tax benefit of $20, $1 and $6, respectively, derived from the compensation deductions resulting from these option exercises. At December 31, 2010, there was $85 of total unrecognized compensation cost related to the Stock Option plan which is expected to be recognized over a weighted average period of 1.7 years. The total fair value of stock options vested during the years ended December 31, 2010, 2009 and 2008 was $103, $114 and $82, respectively.

The fair values of options were estimated using the Black-Scholes option-pricing model with the following assumptions:

Grant Year	Grant Date	Expected Life	Expected Volatility	Dividend Yield	Risk Free Interest Rate	Weighted-Average Grant Date Fair Value Per Share
2010	2/22/10	6 years	31.5%	3.0%	2.9%	$15.70
2009	2/23/09	6 years	39.0%	2.4%	2.0%	11.12
2008	2/25/08	6 years	28.8%	1.7%	3.2%	23.47

The expected volatility of the stock options is based on a combination of our historical stock volatility and the volatility levels implied on the grant date by actively traded option contracts on our common stock. We determined the expected term of the stock option grants to be six years, calculated using the "simplified" method in accordance with the SEC Staff Accounting Bulletin 110. We use the "simplified" method since we changed the vesting terms, tax treatment and the recipients of our stock options beginning in 2006 such that we believe our historical data no longer provides a reasonable basis upon which to estimate expected term.

Restricted Stock Units

On February 22, 2010, we granted to our executives 1,459,256 restricted stock units (RSUs) as part of our long-term incentive program with a grant date fair value of $63.83 per share. On February 23, 2009, we granted to our executives 2,144,501 RSUs, with a fair value of $35.57 per share. The RSUs vest on the third anniversary of the grant date. If an executive terminates employment because of retirement, involuntary layoff, disability, or death, the employee (or beneficiary) will immediately vest on a proration of stock units based on active employment during the three-year performance period. In all other cases, the RSUs will not vest and all rights to the stock units will terminate completely.

In addition to RSUs awarded under our long-term incentive program, we grant RSUs to certain executives and employees to encourage retention or to reward various achievements. These RSUs are labeled other restricted stock units in the table below. The fair values of all RSUs are estimated using the average stock price on the date of grant. Stock units settle in common stock on a one-for-one basis and are not contingent upon stock price.

Stock unit activity for the year ended December 31, 2010 is as follows:

	Incentive Program Restricted Stock Units	Other Restricted Stock Units
Number of units:		
Outstanding at beginning of year	2,111,392	1,849,278
Granted	1,496,629	336,574
Dividends	80,631	45,753
Forfeited	(187,135)	(36,773)
Distributed	(75,717)	(492,881)
Outstanding at end of year	3,425,800	1,701,951
Unrecognized compensation cost at December 31, 2010	$ 78	$ 36
Weighted average remaining contractual life *(years)*	1.9	2.1

ShareValue Trust

The ShareValue Trust, established July 1, 1996, was a 14-year irrevocable trust that held shares of our common stock, received dividends, and distributed to employees the appreciation in value above a 3% per annum threshold rate of return at the end of each period. At June 30, 2010, the appreciation in stock price did not exceed the threshold, and no distribution was triggered for the final period of the trust. This was the final investment period of the trust, and no potential distributions remain. The trust was terminated effective July 1, 2010 with the 29,948,920 undistributed shares returned to the Company. Deferred tax assets of $229 related to the undistributed shares were written off at June 30, 2010, offset against previous excess tax benefits recorded in Additional paid-in capital.

Other Compensation Arrangements

Performance Awards

Performance Awards are cash units that pay out based on the achievement of long-term financial goals at the end of a three-year period. Each unit has an initial value of $100 dollars per unit. The amount payable at the end of the three-year performance period may be anywhere from $0 to $200 dollars per unit, depending on the Company's performance against plan for a three-year period. The Compensation Committee has the discretion to pay these awards in cash, stock, or a combination of both after the three-year performance period. Compensation expense, based on the estimated performance payout, is recognized ratably over the performance period.

During 2010, 2009 and 2008, we granted Performance Awards to our executives with the payout based on the achievement of financial goals for each three-year period following the grant date. The minimum payout amount is $0 and the maximum amount we could be required to pay out for the 2010 and 2009 Performance Awards is $250 and $290. There will be no payout of the 2008 Performance Awards.

Deferred Compensation

The Company has a deferred compensation plan which permits executives to defer receipt of a portion of their salary, bonus, and certain other incentive awards. Prior to May 1, 2006, employees who participated in the deferred compensation plan could choose to defer in either an interest earning account or a Boeing stock unit account. Effective May 1, 2006, participants can diversify deferred compensation among 19 investment funds including the interest earning account and the Boeing stock unit account.

Total expense/(income) related to deferred compensation was $112, $158 and ($223) in 2010, 2009 and 2008, respectively. Additionally, for employees who elected to defer their compensation in stock units prior to January 1, 2006, the Company matched 25% of the deferral with additional stock units. Effective January 1, 2006, all matching contributions are settled in stock upon retirement. As of December 31, 2010 and 2009, the deferred compensation liability which is being marked to market was $1,149 and $1,143.

Note 16 – Shareholders' Equity

On October 29, 2007, the Board approved the repurchase of up to $7,000 of common stock (the Program). Unless terminated earlier by a Board resolution, the Program will expire when we have used all authorized funds for repurchase. At December 31, 2010, $3,610 in shares may still be purchased under the Program.

As of December 31, 2010 and 2009, there were 1,200,000,000 shares of common stock and 20,000,000 shares of preferred stock authorized. No preferred stock has been issued.

Changes in Share Balances

The following table shows changes in each class of shares:

	Common Stock	Treasury Stock	ShareValue Trust
Balance January 1, 2008	1,012,261,159	244,217,170	31,362,850
Issued		(629,111)	
Acquired		42,073,885	658,582
Payout			(3,560,663)
Balance December 31, 2008	1,012,261,159	285,661,944	28,460,769
Issued		(30,428,387)	
Acquired		1,173,152	1,102,555
Balance December 31, 2009	1,012,261,159	256,406,709	29,563,324
Issued		**(9,353,570)**	
Acquired			**385,596**
ShareValue Trust termination		**29,948,920**	**(29,948,920)**
Balance December 31, 2010	**1,012,261,159**	**277,002,059**	

Accumulated Other Comprehensive Loss

The components of Accumulated other comprehensive loss at December 31 were as follows:

	2010	2009
Pension and postretirement adjustments	**$(14,079)**	$(12,154)
Unrealized gains on derivative instruments, net of reclassification adjustments	**95**	67
Unrealized losses on certain investments, net of reclassification adjustments	**(6)**	(6)
Foreign currency translation adjustments	**232**	216
Accumulated other comprehensive loss	**$(13,758)**	$(11,877)

Note 17 – Derivative Financial Instruments

Cash Flow Hedges

Our cash flow hedges include foreign currency forward contracts, foreign currency option contracts, commodity swaps, and commodity purchase contracts. We use foreign currency forward and option contracts to manage currency risk associated with certain transactions, specifically forecasted sales and purchases made in foreign currencies. Our foreign currency contracts hedge forecasted transactions principally occurring within five years in the future, with certain contracts hedging transactions up to 2021. We use commodity derivatives, such as swaps and fixed-price purchase commitments, to hedge against potentially unfavorable price changes for items used in production. These include commitments to purchase electricity at fixed prices through 2016.

Fair Value Hedges

Interest rate swaps under which we agree to pay variable rates of interest are designated as fair value hedges of fixed-rate debt. The net change in fair value of the derivatives and the hedged items is reported in Boeing Capital Corporation interest expense.

Derivative Instruments Not Receiving Hedge Accounting Treatment

We also hold certain derivative instruments, primarily foreign currency forward contracts, for risk management purposes but without electing any form of hedge accounting.

Notional Amounts and Fair Values

The notional amounts and fair values of derivative instruments in the Consolidated Statements of Financial Position as of December 31 were as follows:

	Notional amounts[1]		Other assets		Other accrued liabilities	
	2010	2009	**2010**	2009	**2010**	2009
Derivatives designated as hedging instruments:						
Foreign exchange contracts	**$2,001**	$2,353	**$266**	$ 233	**$ (15)**	$ (22)
Interest rate contracts	**875**	1,475	**24**	32		(18)
Commodity contracts	**144**	189			**(113)**	(88)
Derivatives not receiving hedge accounting treatment:						
Foreign exchange contracts	**646**	693	**8**	32	**(58)**	(99)
Total derivatives	**3,666**	4,710	**298**	297	**(186)**	(227)
Netting arrangements			**(71)**	(119)	**71**	119
Net recorded balance			**$227**	$ 178	**$(115)**	$(108)

[1] Notional amounts represent the gross contract/notional amount of the derivatives outstanding.

Gains/(losses) associated with our cash flow and undesignated hedging transactions and their effect on other comprehensive loss and Net earnings were as follows:

Years ended December 31,	**2010**	2009
Effective portion recognized in other comprehensive loss, net of taxes:		
Foreign exchange contracts	**$ 67**	$180
Commodity contracts	**(30)**	(24)
Undesignated derivatives recognized in Other income/(expense), net:		
Foreign exchange contracts	**(33)**	(9)

For the year ended December 31, 2010, we reclassified a net gain of $14 (pre-tax) from Accumulated other comprehensive loss to earnings. Based on our portfolio of cash flow hedges, we expect to reclassify gains of $22 (pre-tax) during the next 12 months. Ineffectiveness related to our hedges was insignificant for the years ended December 31, 2010 and 2009.

We have derivative instruments with credit-risk-related contingent features. For foreign exchange contracts with original maturities of at least five years, our derivative counterparties could require settlement if we default on our five-year credit facility, expiring November 2012. For commodity contracts, our counterparties could require collateral posted in an amount determined by our credit ratings. The fair value of foreign exchange and commodity contracts that have credit-risk-related contingent features that are in a net liability position at December 31, 2010 was $78. At December 31, 2010, there was no collateral posted related to our derivatives.

Note 18 – Significant Group Concentrations of Risk

Credit Risk

Financial instruments involving potential credit risk are predominantly with commercial aircraft customers and the U.S. government. Of the $10,496 in gross accounts receivable and gross customer financing included in the Consolidated Statements of Financial Position as of December 31, 2010, $4,996 related to commercial aircraft customers ($570 of accounts receivable and $4,426 of customer financing) and $2,969 related to the U.S. government. Of the $5,033 in gross customer financing, $4,310 related to customers we believe have less than investment-grade credit. AirTran Airways, American Airlines, Continental Airlines and Hawaiian Airlines were associated with 27%, 16%, 9% and 8%, respectively, of our financing portfolio. Financing for aircraft is collateralized by security in the related asset. As of December 31, 2010, there was $9,865 of financing commitments related to aircraft on order including options and proposed as part of sales campaigns described in Note 11, of which $8,490 related to customers we believe have less than investment-grade credit.

BDS Fixed-Price Development Contracts

Fixed-price development work is inherently uncertain and subject to significant variability in estimates of the cost and time required to complete the work. Significant BDS fixed-price development contracts include AEW&C, P-8I, KC-767 International Tanker and commercial and military satellites. The operational and technical complexities of these contracts create financial risk, which could trigger termination provisions, order cancellations or other financially significant exposure. Changes to cost and revenue estimates could also result in lower margins or a material charge for reach-forward losses in 2011.

Commercial Airplane Development Programs

Significant risks are inherent throughout the development of new commercial airplanes and new commercial airplane derivatives. Currently both the 787-8 and 747-8 freighter are in the demanding flight test and certification stages of program development. The 787-9 and 747-8 Intercontinental airplanes are also in development. These programs require substantial investments and research and development as well as investments in working capital and infrastructure. They also entail significant commitments to customers and suppliers and require substantial internal resources. Performance issues on these programs could have a material adverse impact on our consolidated results and financial position in 2011.

Other Risk

As of December 31, 2010, approximately 36% of our total workforce was represented by collective bargaining agreements and approximately 1% of our total workforce was represented by agreements expiring during 2011.

Note 19 – Fair Value Measurements

The following tables present our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs and Level 3 includes fair values estimated using significant non-observable inputs.

	December 31, 2010				December 31, 2009			
	Total	**Level 1**	**Level 2**	**Level 3**	Total	Level 1	Level 2	Level 3
Assets								
Money market funds	**$3,337**	**$3,337**			$3,575	$3,575		
Available-for-sale investments:								
Debt	**$ 5**			**$5**	112		$ 107	$5
Equity	**10**	**10**			27	27		
Derivatives	**227**		**$ 227**		178		178	
Total assets	**$3,579**	**$3,347**	**$ 227**	**$5**	$3,892	$3,602	$ 285	$5
Liabilities								
Derivatives	**$ (115)**		**$(115)**		$ (108)		$(108)	
Total liabilities	**$ (115)**		**$(115)**		$ (108)		$(108)	

Money market funds and equity securities are valued using a market approach based on the quoted market prices of identical instruments. Available-for-sale debt investments are primarily valued using a market approach based on benchmark yields, reported trades and broker/dealer quotes.

Derivatives include foreign currency, commodity and interest rate contracts. Our foreign currency forward contracts are valued using an income approach based on the present value of the forward rate less the contract rate multiplied by the notional amount. Commodity derivatives are valued using an income approach based on the present value of the commodity index prices less the contract rate multiplied by the notional amount. The fair value of our interest rate swaps is derived from a discounted cash flow analysis based on the terms of the contract and the interest rate curve.

Certain assets have been measured at fair value on a nonrecurring basis using significant unobservable inputs (Level 3). The table below presents the nonrecurring losses recognized for the years ended December 31, and the carrying value and asset classification of the related assets still held as of December 31:

	2010		2009	
	Carrying Value	**Total Losses**	Carrying Value	Total Losses
Operating lease equipment	**$247**	**$(143)**	$199	$(75)
Property, plant and equipment		**(4)**	13	(13)
Receivables			1	(6)
Total	**$247**	**$(147)**	$213	$(94)

The operating lease equipment was valued using a market approach based on the fair value for the related aircraft. The property, plant and equipment was valued using an income approach based on the discounted cash flows associated with the underlying equipment.

Fair Value Disclosures

The following table presents our financial assets and liabilities that are not measured at fair value on a recurring basis. The carrying amounts and estimated fair values were as follows at December 31:

	2010		2009	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Assets				
Accounts receivable, net	**$ 5,422**	**$ 5,283**	$ 5,785	$ 5,658
Notes receivable	**480**	**501**	1,045	1,072
Liabilities				
Debt, excluding capital lease obligations	**(12,234)**	**(13,525)**	(12,848)	(13,809)
Accounts payable	**(7,715)**	**(7,704)**	(7,096)	(7,063)
Residual value, credit and other guarantees	**(35)**	**(15)**	(35)	(20)
Contingent repurchase commitments	**(7)**	**(84)**	(7)	(63)

The fair values of the Accounts receivable and Accounts payable are based on current market rates for loans of the same risk and maturities. The fair values of our variable rate notes receivable that reprice frequently approximate their carrying amounts. The fair values of fixed rate notes receivable are estimated using discounted cash flow analysis using interest rates currently offered on loans with similar terms to borrowers of similar credit quality. The fair value of our debt is based on current market yields for our debt traded in the secondary market. The fair values of the residual value guarantees and contingent repurchase commitments are determined using a Black Futures Options formula and include such assumptions as the expected value of the aircraft on the settlement date, volatility of aircraft prices, time until settlement and the risk free discount rate. The fair value of the credit guarantees is estimated based on the expected cash flows of those commitments, given the creditor's probability of default, and discounted using the risk free rate. With regard to financial instruments with off-balance sheet risk, it is not practicable to estimate the fair value of future financing commitments because the amount and timing of funding those commitments are uncertain.

Note 20 – Legal Proceedings

Various legal proceedings, claims and investigations related to products, contracts and other matters are pending against us. Potentially material contingencies are discussed below.

We are subject to various U.S. government investigations, from which civil, criminal or administrative proceedings could result or have resulted. Such proceedings involve or could involve claims by the government for fines, penalties, compensatory and treble damages, restitution and/or forfeitures. Under government regulations, a company, or one or more of its operating divisions or subdivisions, can also be suspended or debarred from government contracts, or lose its export privileges, based on the results of investigations. We believe, based upon current information, that the outcome of any such government disputes and investigations will not have a material adverse effect on our financial position, results of operations, or cash flows, except as set forth below. Unless otherwise indicated below, a range of loss associated with any individual legal proceeding set forth below cannot be estimated.

A-12 Litigation

In 1991, the Department of the Navy (the Navy) notified McDonnell Douglas Corporation (now merged into The Boeing Company) and General Dynamics Corporation (together, the Team) that it was terminating for default the Team's contract for development and initial production of the A-12 aircraft.

The Team had full responsibility for performance of the contract and both contractors are jointly and severally liable for any potential liabilities resulting from the termination. The Team filed a legal action to contest the Navy's default termination, to assert its rights to convert the termination to one for "the convenience of the government," and to obtain payment for work done and costs incurred on the A-12 contract but not paid to date. As of December 31, 2010, inventories included approximately $586 of recorded costs on the A-12 contract, against which we have established a loss provision of $350. The amount of the provision, which was established in 1990, was based on McDonnell Douglas Corporation's belief, supported by an opinion of outside counsel, that the termination for default would be converted to a termination for convenience, and that the best estimate of possible loss on termination for convenience was $350.

On August 31, 2001, the U.S. Court of Federal Claims issued a decision after trial upholding the government's default termination of the A-12 contract. In 2003, the Court of Appeals for the Federal Circuit, finding that the trial court had applied the wrong legal standard, vacated the trial court's 2001 decision and ordered the case sent back to the trial court for further proceedings. On May 3, 2007, the U.S. Court of Federal Claims issued a decision upholding the government's default termination of the A-12 contract. We filed a Notice of Appeal on May 4, 2007 with the Court of Appeals for the Federal Circuit. On June 2, 2009, the Court of Appeals rendered an opinion affirming the trial court's 2007 decision sustaining the government's default termination. On August 14, 2009, we filed a Combined Petition for Panel Rehearing and for Rehearing En Banc in the Court of Appeals for the Federal Circuit. On November 24, 2009, the Court denied our Combined Petition. On September 28, 2010, the U.S. Supreme Court granted our request to review the decision of the Court of Appeals. Oral argument was held before the Supreme Court on January 18, 2011. We expect the U.S. Supreme Court to render a decision in the case in 2011. On December 29, 2009, the Navy sent letters to the Team requesting payment of $1,352 in unliquidated progress payments, plus applicable interest. On February 19, 2010, the Navy sent a letter confirming that it would not pursue payment from the Team pending the U.S. Supreme Court's review of this matter.

We believe that the termination for default is contrary to law and fact and that the loss provision established by McDonnell Douglas Corporation in 1990, which was supported by an opinion from outside counsel, continues to provide adequately for the reasonably possible reduction in value of A-12 net contracts in process as of December 31, 2010. Final resolution of the A-12 litigation will depend on the outcome of further proceedings or possible negotiations with the U.S. government. If after reviewing the Court of Appeals' decision, the U.S. Supreme Court determines, contrary to our belief, that a termination for default was appropriate, we could incur an additional loss of up to $275, consisting principally of $236 of remaining inventory costs. If the courts further hold that a money judgment should be entered against the Team, we could be required to pay the U.S. government up to one-half of the unliquidated progress payments of $1,350 plus statutory interest from February 1991 (currently totaling up to $1,530). In that event, our loss would total approximately $1,711 in pre-tax charges. Should, however, the March 31, 1998 judgment of the U.S. Court of Federal Claims in favor of the Team be reinstated, we could be entitled to receive payment of approximately $1,163, including interest from June 26, 1991.

Employment and Benefits Litigation

We have been named as a defendant in two pending class action lawsuits filed in the U.S. District Court for the District of Kansas, each related to the 2005 sale of our former Wichita facility to Spirit AeroSystems, Inc. (Spirit). The first action involves allegations that Spirit's hiring decisions following the sale were tainted by age discrimination, violated the Employee Retirement Income Security Act (ERISA), violated our collective bargaining agreements, and constituted retaliation. The case was brought in 2006 as a class action on behalf of individuals not hired by Spirit. During the second quarter of 2010, the court granted summary judgment in favor of Boeing and Spirit on all class action claims.

During the third quarter of 2010, plaintiffs filed a motion seeking reconsideration of the summary judgment decision.

The second action, initiated in 2007, alleges collective bargaining agreement breaches and ERISA violations in connection with alleged failures to provide benefits to certain former employees of the Wichita facility. Discovery in the case is ongoing. Spirit has agreed to indemnify Boeing for any and all losses in the first action, with the exception of claims arising from employment actions prior to January 1, 2005. While Spirit has acknowledged a limited indemnification obligation in the second action, we believe that Spirit is obligated to indemnify Boeing for any and all losses in the second action.

On October 13, 2006, we were named as a defendant in a lawsuit filed in the U.S. District Court for the Southern District of Illinois. Plaintiffs, seeking to represent a class of similarly situated participants and beneficiaries in the Boeing Company Voluntary Investment Plan (the VIP), alleged that fees and expenses incurred by the VIP were and are unreasonable and excessive, not incurred solely for the benefit of the VIP and its participants, and were undisclosed to participants. The plaintiffs further alleged that defendants breached their fiduciary duties in violation of §502(a)(2) of ERISA, and sought injunctive and equitable relief pursuant to §502(a)(3) of ERISA. During the first quarter of 2010, the Seventh Circuit Court of Appeals granted a stay of trial proceedings in the district court pending resolution of an appeal made by Boeing in 2008 to the case's class certification order. On January 21, 2011, the Seventh Circuit reversed the district court's class certification order and decertified the class. The Seventh Circuit remanded the case to the district court for further proceedings.

BSSI/ICO Litigation

On August 16, 2004, our wholly-owned subsidiary, Boeing Satellite Systems International, Inc. (BSSI) filed a complaint for declaratory relief against ICO Global Communications (Operations), Ltd. (ICO) in Los Angeles County Superior Court seeking a declaration that ICO's prior termination of two contracts for convenience extinguished all claims between the parties. On September 16, 2004, ICO filed a cross-complaint alleging breach of contract, economic duress, fraud, unfair competition, and other claims. ICO added The Boeing Company as a defendant in October 2005 to some of these claims and for interference with contract and misappropriation of trade secrets. On January 13, 2006, BSSI filed a cross-complaint against ICO, ICO Global Communications (Holdings) Limited (ICO Holdings), ICO's parent, and Eagle River Investments, LLC, parent of both ICO and ICO Holdings, alleging fraud and other claims. The trial commenced on June 19, 2008, with ICO seeking to recover approximately $2,000 in damages, including all monies paid to BSSI and Boeing Launch Services, plus punitive damages and other unspecified damages and relief.

On October 21, 2008, the jury returned a verdict awarding ICO compensatory damages of $371 plus interest, based upon findings of contract breach, fraud and interference with contract. On October 31, 2008, the jury awarded ICO punitive damages of $236. On January 2, 2009, the court entered judgment for ICO in the amount of $631 which included $24 in prejudgment interest.

On February 26, 2009 the trial court granted in part and denied in part post-trial motions we filed seeking to set aside the verdict. As a result, on March 3, 2009, the court entered an amended judgment for ICO in the amount of $604, which included $371 in compensatory damages, $207 in punitive damages and $26 in prejudgment interest. Post-judgment interest will accrue on the judgment at the rate of 10% per year (simple interest) from January 2, 2009. As of December 31, 2010, the amount of post-judgment interest totaled $121.

We filed a notice of appeal and ICO filed a notice of cross-appeal in March 2009. As of November 1, 2010, the appeals were fully briefed. No date has been set by the court for argument. We believe that we have substantial arguments on appeal, which we intend to pursue vigorously.

BSSI/Telesat Canada

On November 9, 2006, Telesat Canada (Telesat) and a group of its insurers served BSSI with an arbitration demand alleging breach of contract, gross negligence and willful misconduct in connection with the constructive total loss of Anik F1, a model 702 satellite manufactured by BSSI. Telesat and its insurers initially sought over $385 in damages and $10 in lost profits, but revised their demand to $263. BSSI has asserted a counterclaim against Telesat for $6 in unpaid performance incentive payments and also a $180 contingent counterclaim on the theory that any ultimate award to reimburse the insurers for their payments to Telesat could only result from Telesat's breach of its contractual obligation to obtain a full waiver of subrogation rights barring recourse against BSSI. We believe that the claims asserted by Telesat and its insurers lack merit, but we have notified our insurance carriers of the demand. The arbitration was stayed pending an application by Telesat to the Ontario Superior Court on a preliminary issue. On July 16, 2010, the court denied Telesat's request to exclude certain evidence, but granted its alternative request to remove the Chairperson from the arbitration panel. A new Chairperson was appointed on August 19, 2010, and the stay has been lifted. The arbitration hearing has been rescheduled for April 16, 2012.

On April 26, 2007, a group of our insurers filed a declaratory judgment action in the Circuit Court of Cook County, Illinois asserting certain defenses to coverage and requesting a declaration of their obligation under our insurance and reinsurance policies relating to the Telesat Anik F1 arbitration. On June 12, 2008, the court granted the insurers' motion for summary judgment, concluding that our insurance policy excluded the kinds of losses alleged by Telesat. On January 16, 2009, the court granted Boeing's motion for reconsideration, ruling in favor of Boeing to require the insurers to provide insurance coverage to defend the claim. The case has been stayed pending completion of the underlying arbitration.

Civil Securities Litigation

On November 13, 2009, plaintiff shareholders filed a putative securities fraud class action against The Boeing Company and two of our senior executives in federal district court in Chicago. This lawsuit arises from our June 2009 announcement that the first flight of the 787 Dreamliner would be postponed due to a need to reinforce an area within the side-of-body section of the aircraft. Plaintiffs contend that we were aware before June 2009 that the first flight could not take place as scheduled due to issues with the side-of-body section of the aircraft, and that our determination not to announce this delay earlier resulted in an artificial inflation of our stock price for a multi-week period in May and June 2009. In March 2010, we filed a motion to dismiss the complaint for failure to state a cognizable claim, and, on May 26, 2010, the Court granted the motion and dismissed the complaint in its entirety. On June 22, 2010, the Court accepted the plaintiff's amended complaint, which we moved to dismiss. On August 10, 2010, the Court denied the motion and on August 30, 2010, we answered the amended complaint. On September 24, 2010, we moved to strike the portions of the amended complaint attributed to a confidential source and to dismiss the complaint with prejudice. On October 14, 2010, the Court denied our motions. On December 10, 2010, we moved for reconsideration of the Court's order denying our motion to dismiss. Discovery has commenced.

In addition, plaintiff shareholders have filed three similar shareholder derivative lawsuits concerning the flight schedule for the 787 Dreamliner that closely track the allegations in the putative class action lawsuit. Two of the suits were filed in Illinois state court and have been consolidated. The remaining derivative suit was filed in federal district court in Chicago. No briefing or discovery has yet taken place in any of these lawsuits. We believe the allegations in all of these cases are without merit, and we intend to contest the cases vigorously.

Note 21 – Segment Information

We operate in five principal segments: Commercial Airplanes; Boeing Military Aircraft, Network & Space Systems, and Global Services & Support, collectively Boeing Defense, Space & Security; and Boeing Capital Corporation. All other activities fall within the Other segment or Unallocated items and eliminations. See page 55 for the Summary of Business Segment Data, which is an integral part of this note.

The Commercial Airplanes segment develops, produces and markets commercial jet aircraft and provides related support services, principally to the commercial airline industry worldwide.

Our BDS operations principally involve research, development, production, modification and support of the following products and related systems: global strike systems, including fighters, bombers, combat rotorcraft systems, weapons and unmanned systems; global mobility systems, including transport and tanker aircraft, rotorcraft transport and tilt-rotor systems; airborne surveillance and reconnaissance aircraft, including command and control, battle management, and airborne anti-submarine aircraft; network and tactical systems, including information and battle management systems, intelligence and security systems, missile defense systems, space and intelligence systems, including satellites and commercial satellite launching vehicles, and space exploration. BDS support and services deliver a full continuum of innovative products and services that help customers use the systems needed to execute their missions while reducing life-cycle costs. Although some BDS products are contracted in the commercial environment, the primary customer is the U.S. government.

Our BMA segment programs include A160 Hummingbird, AH-64 Apache, Airborne Early Warning and Control, CH-47 Chinook, C-17 Globemaster, EA-18G Growler Airborne Attack Electronic Aircraft, F/A-18E/F Super Hornet, F-15 Strike Eagle, F-22 Raptor, Harpoon, KC-767 International Tanker, Joint Direct Attack Munition, P-8A Poseidon, P-8I, ScanEagle, Small Diameter Bomb and V-22 Osprey.

Our N&SS segment programs include Airborne Laser, Family of Advanced Beyond Line-of-Sight Terminals, Brigade Combat Team Modernization, Future Rapid Effects System, Global Positioning System, Ground-based Midcourse Defense (GMD), International Space Station, Joint Tactical Radio System, Satellite Systems, Cyber and Security Programs, Space Payloads and Space Shuttle.

Our GS&S segment programs include Integrated Logistics on platforms including AH-64, AV-8B, C-17, CH-47, F-15, F/A-18, F-22, GMD, KC-767 International Tanker and V-22; Maintenance, Modifications and Upgrades on platforms including A-10, B-1, B-52, C-32, C-40, C-130, E-4B, E-6, KC-10, KC-135, T-38 and VC-25; Training Systems and Services on platforms including AH-64, C-17, F-15, F-16, F/A-18 and T-45; and Defense and Government Services including the UK Future Logistics Information Services program.

Our BCC segment facilitates, arranges, structures and provides selective financing solutions for our Commercial Airplanes customers. In the space and defense markets, BCC primarily arranges and structures financing solutions for our BDS government customers.

Our Other segment includes the unallocated activities of Engineering, Operations & Technology (EO&T) and Shared Services Group (SSG), as well as intercompany guarantees provided to BCC. EO&T provides Boeing with technical and functional capabilities, including information technology, research and development, test and evaluation, technology strategy development, environmental remediation management and intellectual property management.

Effective January 1, 2010, 2009 and 2008 certain programs were realigned among BDS segments. Business segment data for all periods presented have been adjusted to reflect the realignment.

While our principal operations are in the United States, Canada and Australia, some key suppliers and subcontractors are located in Europe and Japan. Revenues by geographic area consisted of the following:

Years ended December 31,	**2010**	2009	2008
Asia, other than China	**$ 7,288**	$ 7,536	$ 7,913
China	**3,109**	4,888	2,404
Europe	**7,872**	7,516	5,992
Middle East	**3,685**	5,338	2,568
Oceania	**1,707**	1,447	989
Africa	**956**	602	406
Canada	**612**	493	1,849
Latin America, Caribbean and other	**930**	963	1,656
Total non-U.S. revenues	**26,159**	28,783	23,777
United States	**38,147**	39,498	37,132
Total revenues	**$64,306**	$68,281	$60,909

Commercial Airplanes segment revenues were approximately 78%, 86% and 70% of total revenues in Europe and approximately 75%, 70% and 75% of total revenues in Asia, excluding China, for 2010, 2009 and 2008, respectively. BDS revenues were approximately 20%, 12% and 20% of total revenues in Europe and approximately 25%, 29% and 24% of total revenues in Asia, excluding China, for 2010, 2009 and 2008, respectively. BDS revenues from the U.S. government represented 43%, 43% and 46% of consolidated revenues for 2010, 2009 and 2008, respectively. Approximately 5% of operating assets were located outside the United States as of December 31, 2010 and 2009.

The information in the following tables is derived directly from the segments' internal financial reporting used for corporate management purposes.

Research and Development Expense

Years ended December 31,	**2010**	2009	2008
Commercial Airplanes	**$2,975**	$5,383	$2,838
Boeing Defense, Space & Security:			
Boeing Military Aircraft	**589**	582	486
Network & Space Systems	**417**	397	298
Global Services & Support	**130**	122	149
Total Boeing Defense, Space & Security	**1,136**	1,101	933
Other segment	**10**	22	(3)
Total research and development expense, net	**$4,121**	$6,506	$3,768

Research and development expense includes bid and proposal costs of $355, $343 and $330, respectively.

Depreciation and Amortization

Years ended December 31,	**2010**	2009	2008
Commercial Airplanes	**$ 541**	$ 495	$ 379
Boeing Defense, Space & Security:			
Boeing Military Aircraft	**143**	145	133
Network & Space Systems	**161**	169	140
Global Services & Support	**63**	69	54
Total Boeing Defense, Space & Security	**367**	383	327
Boeing Capital Corporation	**204**	210	225
Other segment	**233**	201	49
Unallocated items and eliminations	**401**	389	522
Total	**$1,746**	$1,678	$1,502

Capital Expenditures

Years ended December 31,	**2010**	2009	2008
Commercial Airplanes	**$ 341**	$ 420	$ 708
Boeing Defense, Space & Security:			
Boeing Military Aircraft	**102**	141	140
Network & Space Systems	**83**	51	87
Global Services & Support	**51**	75	40
Total Boeing Defense, Space & Security	**236**	267	267
Other segment	**136**	113	12
Unallocated items and eliminations	**412**	386	687
Total	**$1,125**	$1,186	$1,674

Unallocated capital expenditures relate primarily to assets managed by SSG on behalf of the five principal segments.

We recorded earnings from operations associated with our cost and equity method investments of $67, $74 and $47 in our Commercial Airplanes segment and $201, $175 and $194 primarily in our N&SS segment for the years ended December 31, 2010, 2009 and 2008, respectively.

For segment reporting purposes, we record Commercial Airplanes segment revenues and cost of sales for airplanes transferred to other segments. Such transfers may include airplanes accounted for as operating leases and considered transferred to the BCC segment and airplanes transferred to the BDS segment for further modification prior to delivery to the customer. The revenues and cost of sales for these transfers are eliminated in the Unallocated items and eliminations caption. For segment reporting purposes, we record BDS revenues and cost of sales for the modification performed on airplanes received from Commercial Airplanes when the airplane is delivered to the customer or at the attainment of performance milestones.

Intersegment revenues, eliminated in Unallocated items and eliminations are shown in the following table.

Years ended December 31,	**2010**	2009	2008
Commercial Airplanes	**$604**	$740	$1,193
Boeing Capital Corporation	**92**	80	77
Total	**$696**	$820	$1,270

Unallocated Items and Eliminations

Unallocated items and eliminations includes costs not attributable to business segments as well as intercompany profit eliminations. This includes Unallocated pension and other postretirement expense which represents the difference between costs recognized under Generally Accepted Accounting Principles in the United States of America in the consolidated financial statements and federal cost accounting standards required to be utilized by our business segments for U.S. government contracting purposes.

The most significant items not allocated to segments are shown in the following table.

Years ended December 31,	**2010**	2009	2008
Share-based plans	**$(136)**	$(189)	$(149)
Deferred compensation	**(112)**	(158)	223
Pension	**54**	110	(208)
Postretirement	**(59)**	(93)	(79)
Capitalized interest	**(54)**	(53)	(44)
Other unallocated items and eliminations	**(428)**	(211)	(66)
Total	**$(735)**	$(594)	$(323)

Unallocated assets primarily consist of cash and investments, prepaid pension expense, net deferred tax assets, capitalized interest and assets held by SSG as well as intercompany eliminations. Unallocated liabilities include various accrued employee compensation and benefit liabilities, including accrued retiree health care, net deferred tax liabilities and income taxes payable. Debentures and notes payable are not allocated to other business segments except for the portion related to BCC.

Segment assets and liabilities are summarized in the tables below.

Assets

December 31,	**2010**	2009
Commercial Airplanes	**$28,341**	$20,353
Boeing Defense, Space & Security:		
Boeing Military Aircraft	**6,731**	6,075
Network & Space Systems	**7,456**	7,434
Global Services & Support	**3,685**	3,716
Total Boeing Defense, Space & Security	**17,872**	17,225
Boeing Capital Corporation	**5,561**	6,178
Other segment	**779**	949
Unallocated items and eliminations	**16,012**	17,348
Total	**$68,565**	$62,053

Liabilities

December 31,	**2010**	2009
Commercial Airplanes	**$19,663**	$18,616
Boeing Defense, Space & Security:		
Boeing Military Aircraft	**4,025**	4,041
Network & Space Systems	**953**	1,023
Global Services & Support	**1,582**	1,510
Total Boeing Defense, Space & Security	**6,560**	6,574
Boeing Capital Corporation	**3,861**	4,538
Other segment	**937**	872
Unallocated items and eliminations	**34,682**	29,228
Total	**$65,703**	$59,828

Note 22 – Quarterly Financial Data (Unaudited)

	2010				2009			
	4th	**3rd**	**2nd**	**1st**	4th	3rd	2nd	1st
Total revenues	**$ 16,550**	**$ 16,967**	**$ 15,573**	**$ 15,216**	$ 17,937	$ 16,688	$17,154	$16,502
Total costs and expenses	**(13,413)**	**(13,746)**	**(12,540)**	**(12,144)**	(14,508)	(14,480)	(13,807)	(13,745)
Earnings/(loss) from operations	**1,103**	**1,387**	**1,307**	**1,174**	1,693	(2,151)	1,529	1,025
Net earnings/(loss) from continuing operations	**1,166**	**837**	**789**	**519**	1,283	(1,560)	997	615
Net (loss)/gain from discontinued operations	**(2)**		**(2)**		(15)	(4)	1	(5)
Net earnings/(loss)	**1,164**	**837**	**787**	**519**	1,268	(1,564)	998	610
Basic earnings/(loss) per share from continuing operations	**1.57**	**1.13**	**1.07**	**0.71**	1.79	(2.22)	1.42	0.88
Basic earnings/(loss) per share	**1.57**	**1.13**	**1.07**	**0.71**	1.77	(2.23)	1.42	0.87
Diluted earnings/(loss) per share from continuing operations	**1.56**	**1.12**	**1.06**	**0.70**	1.77	(2.22)	1.41	0.87
Diluted earnings/(loss) per share	**1.56**	**1.12**	**1.06**	**0.70**	1.75	(2.23)	1.41	0.86
Cash dividends declared per share	**0.84**		**0.84**		0.84		0.84	
Common stock sales price per share:								
High	**72.49**	**70.00**	**76.00**	**74.53**	56.56	55.48	53.39	47.00
Low	**61.84**	**59.48**	**59.84**	**54.80**	47.18	38.92	34.21	29.05
Quarter end	**65.26**	**66.54**	**62.75**	**72.61**	54.13	54.15	42.50	35.58

Gross profit is calculated as Total revenues minus Total costs and expenses. Cash dividends of $0.42 per share were paid during each quarter of 2010 and 2009.

During the fourth quarter of 2010 and 2009, we recorded pre-tax charges of $136 and $133 on the AEW&C program in our BMA segment.

During the first and third quarters of 2009, we recorded pre-tax charges of $347 and $1,005 on the 747 program in our Commercial Airplanes segment. During the third quarter of 2009, we recorded $2,619 of research and development costs relating to the first three 787 flight test aircraft in our Commercial Airplanes segment.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Boeing Company
Chicago, Illinois

We have audited the accompanying consolidated statements of financial position of The Boeing Company and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a) 2. The financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Boeing Company and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Chicago, Illinois
February 9, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Boeing Company
Chicago, Illinois

We have audited the internal control over financial reporting of The Boeing Company and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010 of the Company and our report dated February 9, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte + Touche LLP

Chicago, Illinois
February 9, 2011

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures.

Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of December 31, 2010 and have concluded that these disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

Our internal control over financial reporting as of December 31, 2010, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included in Item 8 of this report and is incorporated by reference herein.

(c) Changes in Internal Controls Over Financial Reporting.

There were no changes in our internal control over financial reporting that occurred during the fourth quarter of 2010 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Our executive officers as of February 1, 2011, are as follows:

Name	Age	Principal Occupation or Employment/Other Business Affiliations
James F. Albaugh	60	Executive Vice President since July 2002 and President and Chief Executive Officer of BCA since September 2009. Prior thereto, President and CEO of BDS from July 2002 to August 2009. Prior thereto, Senior Vice President of Boeing and President of Space and Communications Group since September 1998 (named CEO of Space and Communications Group in March 2001). Prior thereto, President, Boeing Space Transportation since April 1998 and President of Rocketdyne Propulsion and Power since March 1997. Mr. Albaugh serves on the board of TRW Automotive Holdings, Inc.
James A. Bell	62	Executive Vice President and Chief Financial Officer since January 2004 and Corporate President since June 2008. Prior thereto, Senior Vice President of Finance and Corporate Controller from October 2000 to January 2004. Prior thereto, Vice President of Contracts and Pricing for Boeing Space Communications from January 1997 to October 2000. Mr. Bell serves on the boards of The Dow Chemical Company and Boeing Capital Corporation.
Wanda K. Denson-Low	54	Senior Vice President, Office of Internal Governance since May 2007. Prior thereto, Vice President and Assistant General Counsel of BDS from August 2003 to May 2007. Prior thereto, Vice President of Human Resources for BDS from March 2002 to August 2003. Ms. Denson-Low joined Boeing when the Company acquired Hughes Space and Communications in 2000, when she held the position of Vice President, General Counsel.
Thomas J. Downey	46	Senior Vice President, Communications since January 2007. Prior thereto, Vice President, Corporate Communications from April to December 2006 and Vice President, BCA Communications from May 2002 to April 2006. Prior positions include Corporate Vice President, Internal and Executive Communications and General Manager of Communications and Community Relations for Military Aircraft and Missile Systems unit. Mr. Downey joined the Company in 1986.
Shephard W. Hill	58	President, Boeing International since November 2007 and Senior Vice President, Business Development and Strategy since October 2009. Prior thereto, Senior Vice President, Business Development and Strategy from March 2006 to November 2007. Prior thereto, Vice President, Business Development at BDS from September 2002 to March 2006. Mr. Hill joined Boeing when the Company acquired Rockwell's Aerospace and Defense business in 1996, when he held the position of Vice President, Aerospace Government Affairs and Marketing.

Name	Age	Principal Occupation or Employment/Other Business Affiliations
Timothy J. Keating	49	Senior Vice President, Government Operations since June 2008. Prior thereto, Senior Vice President, Global Government Relations, Honeywell International Inc. from October 2002 to May 2008. Prior thereto, Mr. Keating was Chairman of the Board and Managing Partner of Timmons and Company (a Washington, D.C. lobbying firm) from 1998 until 2002.
J. Michael Luttig	56	Executive Vice President and General Counsel since April 2009. Prior thereto, Senior Vice President and General Counsel from May 2006 to April 2009. Prior thereto, Mr. Luttig served on the United States Court of Appeals for the Fourth Circuit from October 1991 to May 2006. Prior thereto, Assistant Attorney General of the United States, Counselor to the Attorney General at the Department of Justice and Principal Deputy Assistant Attorney General at the Department of Justice. Mr. Luttig was associated with Davis Polk & Wardwell LLP from September 1985 to March 1989. Mr. Luttig serves on the board of Boeing Capital Corporation and as Director, Franklin Templeton Mutual Funds.
W. James McNerney, Jr.	61	Chairman, President and Chief Executive Officer since July 2005. Prior thereto, he served as Chairman and Chief Executive Officer of 3M Company (diversified technology) from January 2001 to June 2005. Beginning in 1982, he served in management positions at General Electric Company, his most recent being President and Chief Executive Officer of GE Aircraft Engines from 1997 to 2000. In addition to The Boeing Company, Mr. McNerney serves on the boards of The Procter & Gamble Company and International Business Machines Corporation. He is Chair of President Obama's Export Council and a member of various business and educational organizations.
Dennis A. Muilenburg	47	Executive Vice President, President and Chief Executive Officer of BDS since September 2009. Prior thereto, President of Global Services & Support from February 2008 to August 2009. Prior thereto, Vice President and General Manager of Combat Systems from May 2006 to February 2008. Prior thereto, Vice President and Program Manager for Future Combat Systems from 2003 to May 2006. Mr. Muilenburg joined the Company in 1985.
Richard D. Stephens	58	Senior Vice President Human Resources and Administration since September 2005. Prior thereto, Senior Vice President of Internal Services from December 2004 to September 2005. Prior positions include President of Shared Services Group and Vice President and General Manager, Homeland Security and Services. Mr. Stephens joined the Company in 1980.
John J. Tracy	56	Chief Technology Officer and Senior Vice President of Engineering, Operations & Technology since October 2006. Prior thereto, Vice President of Engineering and Mission Assurance for BDS, February 2004 to September 2006. Prior positions include Vice President of Structural Technologies, Prototyping, and Quality for Phantom Works and General Manager of Engineering for Military Aircraft and Missiles. Dr. Tracy joined the Company in 1981.

Information relating to our directors and nominees will be included under the caption "Election of Directors" in the 2011 Proxy Statement for our Annual Shareholders Meeting scheduled to be held on May 2, 2011 and is incorporated by reference herein. The information required by Items 405, 407(d)(4) and 407(d)(5) of Regulation S-K will be included under the captions "Stock Ownership Information – Section 16(a) Beneficial Ownership Reporting Compliance" and "Board Committees – Audit Committee" in the 2011 Proxy Statement, and that information is incorporated by reference herein.

Codes of Ethics. We have adopted (1) The Boeing Company Code of Ethical Business Conduct for the Board of Directors; (2) The Boeing Company Code of Conduct for Finance Employees which is applicable to our Chief Financial Officer (CFO), Controller and all finance employees; and (3) The Boeing Code of Conduct that applies to all employees, including our Chief Executive Officer (CEO), (collectively, the Codes of Conduct). The Codes of Conduct are posted on our website, www.boeing.com, and printed copies may be obtained, without charge, by contacting the Office of Internal Governance, The Boeing Company, 100 N. Riverside Plaza, Chicago, IL 60606. We intend to disclose promptly on our website any amendments to, or waivers of, the Codes of Conduct covering our CEO, CFO and/or Controller.

No family relationships exist among any of the executive officers, directors or director nominees.

Item 11. Executive Compensation

The information required by Item 402 of Regulation S-K will be included under the captions "Executive Compensation" and "Corporate Governance – Director Compensation" in the 2011 Proxy Statement, and that information is incorporated by reference herein. The information required by Item 407(e)(4) and 407(e)(5) of Regulation S-K will be included under the captions "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in the 2011 Proxy Statement, and that information is incorporated by reference herein.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 403 of Regulation S-K will be included under the caption "Stock Ownership Information" in the 2011 Proxy Statement, and that information is incorporated by reference herein.

Equity Compensation Plan Information

We currently maintain two equity compensation plans that provide for the issuance of common stock to officers and other employees, directors and consultants. Each of these compensation plans was approved by our shareholders. The following table sets forth information regarding outstanding options and shares available for future issuance under these plans as of December 31, 2010:

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders			
Stock options	28,975,422	$65.96	42,406,254
Performance shares			
Deferred compensation	3,948,659		
Other stock units	5,127,751		
Equity compensation plans not approved by shareholders	None	None	None
Total[1]	38,051,832	$65.96	42,406,254

(1) Excludes the potential performance awards which the Compensation Committee has the discretion to pay in cash, stock or a combination of both after the three-year performance periods ending in 2011 and 2012.

For further information, see Note 15 to our Consolidated Financial Statements.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 404 of Regulation S-K will be included under the caption "Corporate Governance – Related Person Transactions" in the 2011 Proxy Statement, and that information is incorporated by reference herein.

The information required by Item 407(a) of Regulation S-K will be included under the caption "Corporate Governance – Director Independence" in the 2011 Proxy Statement, and that information is incorporated by reference herein.

Item 14. Principal Accounting Fees and Services

The information required by this Item will be included under the caption "Principal Accountant Fees and Services" in the 2011 Proxy Statement, and that information is incorporated by reference herein.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) List of documents filed as part of this report:

1. **Financial Statements**

   Our consolidated financial statements are as set forth under Item 8 of this report on Form 10-K.

2. **Financial Statement Schedules**

Schedule	Description	Page
II	Valuation and Qualifying Accounts	121

The auditors' report with respect to the above-listed financial statement schedule appears on page 109 of this report. All other financial statements and schedules not listed are omitted either because they are not applicable, not required, or the required information is included in the consolidated financial statements.

3. **Exhibits**

(3) Articles of Incorporation and By-Laws.

(i) Amended and Restated Certificate of Incorporation of The Boeing Company dated May 5, 2006 (Exhibit 3.1 to the Company's Current Report on Form 8-K dated May 1, 2006).

(ii) By-Laws of The Boeing Company, as amended and restated January 10, 2011 (Exhibit 3.2 to the Company's Current Report on Form 8-K dated January 7, 2011).

(10) Material Contracts.

- The Boeing Company Bank Credit Agreements

(i) U.S. $2.376 Billion 364-Day Credit Agreement dated as of November 12, 2010, among The Boeing Company, the Lenders named therein, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC as joint lead arrangers and joint book managers, JPMorgan Chase Bank, N.A. as syndication agent and Citibank, N.A. as administrative agent, and a syndicate of lenders as defined in the Credit Agreement (Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 12, 2010).

(ii) U.S. $2.0 Billion Five-Year Credit Agreement dated as of November 16, 2007, among The Boeing Company, the Lenders named therein, JPMorgan Chase Bank, as syndicated agent, Citigroup Global Markets Inc. and J.P. Morgan Securities, Inc., as joint lead arrangers and joint book managers, and Citibank, N.A. as administrative agent for such Lenders (Exhibit (10)(ii) to the Company's Form 10-K for the year ended December 31, 2007).

- Business Acquisition Agreements

(iii) Joint Venture Master Agreement by and among Lockheed Martin Corporation, The Boeing Company and a Delaware LLC, dated as of May 2, 2005 (Exhibit (10)(i) to the Company's Form 10-Q for the quarter ended June 30, 2005).

(iv) Delta Inventory Supply Agreement, dated as of December 1, 2006 by and between United Launch Alliance L.L.C. and The Boeing Company (Exhibit (10)(vi) to the Company's Form 10-K for the year ended December 31, 2006).

(v) Asset Purchase Agreement by and between Vought Aircraft Industries, Inc. and BCACSC, Inc. dated as of July 6, 2009 (Exhibit (10)(i) to the Company's Form 10-Q for the quarter ended September 30, 2009).

- Management Contracts and Compensatory Plans

(vi) 1992 Stock Option Plan for Nonemployee Directors.

(a) Plan (Exhibit (19) to the Company's Form 10-Q for the quarter ended March 31, 1992).

(b) Form of Stock Option Agreement (Exhibit (10)(viii)(b) to the Company's Form 10-K for the year ended December 31, 1992).

(vii) Supplemental Benefit Plan for Employees of The Boeing Company, as amended and restated effective January 1, 2009 (Exhibit 4.1 to the Company's Form S-8 filed on December 22, 2008).

(viii) Supplemental Retirement Plan for Executives of The Boeing Company, as amended on March 22, 2003 (Exhibit (10)(vi) to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).

(ix) Deferred Compensation Plan for Employees of The Boeing Company, as amended and restated on January 1, 2008 (Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 28, 2007).

(x) Deferred Compensation Plan for Directors of The Boeing Company, as amended and restated effective January 1, 2008 (Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 28, 2007).

(xi) Incentive Compensation Plan for Employees of The Boeing Company and Subsidiaries, as amended and restated January 1, 2008 (Exhibit 10.7 to the Company's Current Report on Form 8-K dated October 28, 2007).

(xii) The Boeing Company 1997 Incentive Stock Plan, as amended effective May 1, 2000 and further amended effective January 1, 2008 (Exhibit 10.5 to the Company's Current Report on Form 8-K dated October 28, 2007).

(xiii) Amended and Restated Executive Employment Agreement with W. James McNerney, Jr. dated March 13, 2008 (Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 13, 2008).

(xiv) Summary of Nonemployee Director Compensation (Exhibit (10)(i) to the Company's Form 10-Q for the quarter ended September 30, 2010).

(xv) 2004 Variable Compensation Plan (formerly the 1999 Bonus and Retention Award Plan) as amended and restated effective January 1, 2008 (Exhibit 10.8 to the Company's Current Report on Form 8-K dated October 28, 2007).

(xvi) The Boeing Company Executive Layoff Benefits Plan as amended and restated effective January 1, 2010 (Exhibit (10)(xxix) to the Company's Annual Report on Form 10-K for the year ended December 31, 2009).

(xvii) The Boeing Company 2003 Incentive Stock Plan

(a) Plan, as amended and restated effective February 23, 2009 (Appendix A to the Definitive Proxy Statement filed by the Company on March 13, 2009).

(b) Form of Non-Qualified Stock Option Grant Notice of Terms.

(c) Form of Notice of Terms of Restricted Stock Units.

(d) Form of Performance Award Notice.

(xviii) Supplemental Executive Retirement Plan for Employees of The Boeing Company, as amended and restated on January 1, 2008 (Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 10, 2007).

(xix) The Boeing Company Elected Officer Annual Incentive Plan as amended and restated effective January 1, 2008 (Exhibit 10.6 to the Company's Current Report on Form 8-K dated October 28, 2007).

(xx) Supplemental Pension Agreement between The Boeing Company and J. Michael Luttig dated January 25, 2007 as amended on November 14, 2007 (Exhibit (10)(xxx) to the Company's Form 10-K for the year ended December 31, 2007).

(xxi) Notice of Terms of Restricted Stock Units dated February 23, 2009 (Exhibit (10)(ii) to the Company's Form 10-Q for the quarter ended March 31, 2009).

(xxii) Amended Notice of Terms of Restricted Stock Units (Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 25, 2009).

(xxiii) Notice of Terms of Restricted Stock Units dated February 22, 2010 (Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 22, 2010).

- Other

(xxiv) Registration Rights Agreement dated November 9, 2009 by and between The Boeing Company and EvercoreTrust Company, N.A., solely in its capacity as duly appointed and acting investment manager of a segregated account held in The Boeing Company Employee Retirement Plans Master Trust (Exhibit 10.1 to the Company's Registration Statement on Form S-3 filed November 10, 2009).

(12) Computation of Ratio of Earnings to Fixed Charges.

(14) Code of Ethics

(i) The Boeing Company Code of Ethical Business Conduct for Members of the Board of Directors (http://www.boeing.com/corp_gov/conduct_board.html).

(ii) The Boeing Company Code of Conduct for Finance Employees (http://www.boeing.com/corp_gov/conduct_finance.html).

(iii) The Boeing Company Code of Conduct (http://www.boeing.com/corp_gov/conduct_employee.html).

(21) List of Company Subsidiaries.

(23) Consent of Independent Registered Public Accounting Firm in connection with filings on Form S-3 and Form S-8 under the Securities Act of 1933.

(31) Section 302 Certifications.

(i) Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

(ii) Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

(32) Section 906 Certifications.

(i) Certification of Chief Executive Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

(ii) Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

(99) Additional Exhibits

(i) Commercial Program Method of Accounting (Exhibit (99)(i) to the 1997 Form 10-K).

(101) Interactive Data Files

(101.INS) XBRL Instance Document

(101.SCH) XBRL Taxonomy Extension Schema Document

(101.CAL) XBRL Taxonomy Extension Calculation Linkbase Document

(101.DEF) XBRL Taxonomy Extension Definition Linkbase Document

(101.LAB) XBRL Taxonomy Extension Label Linkbase Document

(101.PRE) XBRL Taxonomy Extension Presentation Linkbase Document

---

In accordance with Item 601(b)(4)(iii)(A) of Regulation S-K, copies of certain instruments defining the rights of holders of long-term debt of the Company or its subsidiaries are not filed herewith. Pursuant to this regulation, we hereby agree to furnish a copy of any such instrument to the SEC upon request.

Signatures

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 9, 2011.

THE BOEING COMPANY

By: 

W. James McNerney, Jr. – Chairman, President and Chief Executive Officer

By: 

Gregory D. Smith – Vice President of Finance & Corporate Controller

By: 

James A. Bell – Executive Vice President, Corporate President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 9, 2011.



John H. Biggs – Director



John E. Bryson – Director



David L. Calhoun – Director



Arthur D. Collins, Jr. – Director



Linda Z. Cook – Director



Kenneth M. Duberstein – Director



Edmund P. Giambastiani, Jr. – Director



Edward M. Liddy – Director



John F. McDonnell – Director



W. James McNerney, Jr. – Director



Susan C. Schwab – Director



Ronald A. Williams – Director



Mike S. Zafirovski – Director

SCHEDULE II—Valuation and Qualifying Accounts

The Boeing Company and Subsidiaries

Allowance for Customer Financing and Other Assets
(Deducted from assets to which they apply)

(Dollars in millions)

Customer Financing	**2010**	2009	2008
Balance at January 1	**$ 302**	$ 269	$ 195
Charged to costs and expenses	**51**	45	84
Deductions from reserves		(12)	(10)
Balance at December 31	**$ 353**	$ 302	$ 269

Sea Launch Reserves	**2010**	2009	2008
Balance at January 1	**$ 969**	$ 723	$ 660
Additions[1]		246	63
Deductions from reserves[2]	**(969)**		
Balance at December 31		$ 969	$ 723

(1) Additions in 2009 included $179 transferred in from Other accrued liabilities and $67 in charges to costs and expenses.

(2) During 2010, our claims against Sea Launch were discharged by the bankruptcy court and the related balances and reserves were written off. See Note 6 to our Consolidated Financial Statements for more information regarding amounts receivable from other Sea Launch partners.

EXHIBIT (12)

Computation of Ratio of Earnings to Fixed Charges

The Boeing Company and Subsidiaries

(Dollars in millions)

Years ended December 31,	**2010**	2009	2008	2007	2006
Earnings before federal taxes on income	**$4,507**	$1,731	$3,995	$6,118	$3,194
Fixed charges excluding capitalized interest	**726**	564	492	557	636
Amortization of previously capitalized interest	**60**	61	50	58	51
Net adjustment for earnings from affiliates	**(11)**	(10)	(10)	(28)	(12)
Earnings available for fixed charges	**$5,282**	$2,346	$4,527	$6,705	$3,869
Fixed charges:					
Interest and debt expense(1)	**$ 676**	$ 514	$ 425	$ 491	$ 593
Interest capitalized during the period	**48**	90	99	117	110
Rentals deemed representative of an interest factor	**50**	50	67	66	43
Total fixed charges	**$ 774**	$ 654	$ 591	$ 674	$ 746
Ratio of earnings to fixed charges	**6.8**	3.6	7.7	9.9	5.2

(1) Amount does not include tax-related interest expense which is reported as a component of Income tax expense in our Consolidated Statements of Operations.

EXHIBIT (21)

List of Company Subsidiaries

The Boeing Company and Subsidiaries

Name	Place of Incorporation
757UA, Inc.	Delaware
ACN 106 604 871 Pty Ltd	Australia
AeroSpace Technologies of Australia Limited	Australia
Aileron Inc.	Delaware
Akash, Inc.	Delaware
Alteon Training International Spain, S.L.	Spain
Alteon Training Mexico, S.A. de C.V.	Mexico
Alteon Training Services, Inc.	Delaware
Argon ST, Inc.	Delaware
Astro Limited	Bermuda
Astro-II, Inc.	Vermont
Atara Holding Company	Delaware
Atara Services Norway AS	Norway
Autonomous Underwater Ventures, LLC	Delaware
Aviall (Canada) Ltd.	Ontario
Aviall Airstocks Limited	Hong Kong
Aviall Asia Limited	Hong Kong
Aviall Australia Holdings Pty Ltd	Australia
Aviall Australia Pty Limited	Australia
Aviall de Mexico, S.A. de C.V.	Mexico
Aviall Foreign Sales Corporation	Barbados
Aviall Japan Limited	Delaware
Aviall New Zealand	New Zealand
Aviall PTE LTD	Singapore
Aviall Services, Inc.	Delaware
Aviall UK, Inc.	Delaware
Aviall, Inc.	Delaware
Aviation Fleet Services India Management Company Limited	Cyprus
BCC Aruba Leasing A.V.V.	Netherlands Antilles
BCC Bolongo Company	Delaware
BCC Bolongo Limited	Virgin Islands, U.S.
BCC Carbita Point Company	Delaware
BCC Carbita Point Limited	Virgin Islands, U.S.
BCC Cascades Corporation	Delaware
BCC Charlotte Amalie Company	Delaware
BCC Charlotte Amalie Limited	Virgin Islands, U.S.
BCC Cove Corporation	Delaware
BCC Drakes Passage Company	Delaware
BCC Equipment Leasing Corporation	Delaware
BCC Grand Cayman Limited	Cayman Islands
BCC Lindbergh Bay Company	Delaware
BCC Mafolie Hill Company	Delaware
BCC Magens Bay Company	Delaware
BCC Red Hook Company	Delaware
BNA International Systems, Inc.	Delaware

Name	Place of Incorporation
BNA Operations International, Inc.	Delaware
BNJ Net Jets, Inc.	Delaware
BNJ Sales Company L.L.C.	Delaware
BNJ, Inc.	Delaware
Boeing Training Leasing Corp.	Delaware
Boeing (Asia) Investment Limited, a Hong Kong company	Hong Kong
Boeing (Asia) Services Investment Limited, a Hong Kong company	Hong Kong
Boeing (China) Co., Ltd.	China
Boeing (Gibraltar) Holdings Limited	Gibraltar
Boeing (Gibraltar) Limited	Gibraltar
Boeing 100 North Riverside LLC	Illinois
Boeing Aerospace – TAMS, Inc.	Delaware
Boeing Aerospace (Malaysia) Sdn. Bhd.	Malaysia
Boeing Aerospace Ltd.	Delaware
Boeing Aerospace Middle East Limited	Delaware
Boeing Aerospace Operations – International, Inc.	Delaware
Boeing Aerospace Operations, Inc.	Delaware
Boeing Aerostructures Australia Pty Ltd.	Australia
Boeing Airborne Surveillance Enterprises, Inc.	Delaware
Boeing Aircraft Holding Company	Delaware
Boeing Asia Training Holdings Limited	Hong Kong
Boeing Australia Component Repairs Pty Ltd	Australia
Boeing Australia Holdings Proprietary Limited	Australia
Boeing Brasil Serviços Técnicos Aeronáuticos Ltda.	Brazil
Boeing Business Services Company	Delaware
Boeing Canada Holding Ltd.	Alberta
Boeing Canada Operations Ltd.	Alberta
Boeing Capital Corporation	Delaware
Boeing Capital Leasing Limited	Ireland
Boeing Capital Loan Corporation	Delaware
Boeing Capital Securities Inc.	Delaware
Boeing CAS GmbH	Germany
Boeing CAS Holding GmbH	Germany
Boeing China, Inc.	Delaware
Boeing Commercial Space Company	Delaware
Boeing Constructors, Inc.	Texas
Boeing Cyprus Holdings Ltd	Cyprus
Boeing Defence Australia LTD	Australia
Boeing Defence UK Limited	United Kingdom
Boeing Domestic Sales Corporation	Washington
Boeing Enterprises Australia, Inc.	Delaware
Boeing Financial Corporation	Washington
Boeing Global Holdings Corporation	Delaware
Boeing Global Sales Corporation	Delaware
Boeing Helena, Inc.	Delaware
Boeing Hungary, Inc.	Delaware
Boeing India Property Management Private Limited	India
Boeing International B.V.	Netherlands
Boeing International B.V. & Co. Holding KGaA	Germany
Boeing International Corporation	Delaware
Boeing International Corporation India Private Limited	India

Name	Place of Incorporation
Boeing International Holdings, Ltd.	Bermuda
Boeing International Logistics Spares, Inc.	Delaware
Boeing International Sales Corporation	Washington
Boeing International Support Systems Company Saudi Arabia Limited	Saudi Arabia
Boeing Investment Company, Inc.	Delaware
Boeing Ireland Limited	Ireland
Boeing Japan Kabushiki Kaisha	Japan
Boeing Launch Services, Inc.	Delaware
Boeing Logistics Spares, Inc.	Delaware
Boeing Management Company	Delaware
Boeing Middle East Limited	Delaware
Boeing Netherlands B.V.	Netherlands
Boeing Netherlands C.V.	Netherlands
Boeing Netherlands Leasing, B.V.	Netherlands
Boeing Nevada, Inc.	Delaware
Boeing North American Space Alliance Company	Delaware
Boeing Norwegian Holdings AS	Norway
Boeing of Canada Ltd.	Delaware
Boeing Offset Company Inc.	Delaware
Boeing Operations International, Incorporated	Delaware
Boeing Overseas, Inc.	Delaware
Boeing Phantom Works Investments, Inc.	Delaware
Boeing Precision Gear, Inc.	Delaware
Boeing Qatar Inc.	Delaware
Boeing Research & Technology Europe, S.L.	Spain
Boeing Russia, Inc.	Delaware
Boeing Sales Corporation	Guam
Boeing Satellite Systems International, Inc.	Delaware
Boeing Satellite Systems, Inc.	Delaware
Boeing Service Company	Texas
Boeing Shanghai Aviation Flight Training Co., Ltd.	China
Boeing Singapore Training and Flight Services Pte. Ltd.	Singapore
Boeing Space Operations Company	Delaware
Boeing Stellar Holdings B.V.	Netherlands
Boeing Stores, Inc.	Delaware
Boeing Sweden Holdings AB	Sweden
Boeing Training & Flight Services Australia Pty Ltd	Australia
Boeing Training Center Management Company Limited	Cyprus
Boeing Training Services Korea LLC	Korea, Republic of
Boeing Travel Management Company	Delaware
Boeing UK Training and Flight Services Holding Limited	United Kingdom
Boeing UK Training and Flight Services Limited	United Kingdom
Boeing United Kingdom Limited	United Kingdom
Boeing US Training and Flight Services L.L.C.	Delaware
Boeing Worldwide Holdings B.V.	Netherlands
Boeing Worldwide Operations Limited	Bermuda
CAG, Inc.	Oregon
Carmen Options AB	Sweden
CBSA Leasing II, Inc.	Delaware

Name	Place of Incorporation
CBSA Leasing, Inc.	Delaware
CBSA Partners, LLC	Delaware
CDM Technologies, Inc.	California
C-Map USA, Inc.	Delaware
C-Map/Commercial, Ltd.	Massachusetts
Coherent Systems International Corporation	British Virgin Islands
Coherent Systems International, LLC	Delaware
Connexion by Boeing Ireland Limited	Ireland
Connexion By Boeing of Canada Company	Canada
Continental DataGraphics Limited	United Kingdom
Continental DataGraphics Technical Services India Private Limited	India
Continental Graphics Corporation	Delaware
Continental Graphics Holdings, Inc.	Delaware
Cougar, Ltd.	Bermuda
Cruise L.L.C.	Russian Federation
Delmar Photographic & Printing Company	North Carolina
Digital Receiver Technology, Inc.	Maryland
Dillon, Inc.	Delaware
Douglas Express Limited	Virgin Islands, U.S.
Douglas Federal Leasing Limited	Virgin Islands, U.S.
Douglas Leasing Inc.	Delaware
Falcon II Leasing Limited	Virgin Islands, U.S.
Falcon Leasing Limited	Virgin Islands, U.S.
Frontier Systems, Inc.	California
Hanway Corporation	Delaware
Hawk Leasing, Inc.	Delaware
ILS eBusiness Services, Inc.	Delaware
Insitu Pacific Pty Ltd	Australia
Insitu, Inc.	Washington
Intellibus Network Solutions, Inc.	Delaware
Inventory Locator Service, LLC	Delaware
Inventory Locator Service-UK, Inc.	Delaware
Jeppesen (Canada) Ltd.	Quebec
Jeppesen Asia/Pacific Pte. Ltd.	Singapore
Jeppesen Australia Pty Ltd	Australia
Jeppesen DataPlan, Inc.	Delaware
Jeppesen GmbH	Germany
Jeppesen Hellas Marine Single Member Limited Liability Company	Greece
Jeppesen India Private Limited	India
Jeppesen Italia S.r.l.	Italy
Jeppesen Japan K.K.	Japan
Jeppesen Korea Co., Ltd.	Korea, Republic of
Jeppesen Malaysia Sdn. Bhd.	Malaysia
Jeppesen Marine Australia Pty Limited	Australia
Jeppesen Marine, Inc.	Delaware
Jeppesen Norway AS	Norway
Jeppesen Optimization Solution AB	Sweden
Jeppesen Optimization Solutions, Inc.	Delaware
Jeppesen Poland Spolka z ograniczona odpowiedzialnoscia	Poland
Jeppesen Sanderson, Inc.	Delaware
Jeppesen South Africa (Proprietary) Ltd.	South Africa
Jeppesen Systems AB	Sweden

Name	Place of Incorporation
Jeppesen U.K. Limited	United Kingdom
Jeppesen Ukraine	Ukraine
Keeler Street Open Space, L.L.C.	Kansas
Kuta-One Aircraft Corporation, Limited	Delaware
Kuta-Two Aircraft Corporation	Delaware
Longacres Park, Inc.	Washington
McDonnell Douglas Dakota Leasing, Inc.	Delaware
McDonnell Douglas Express, Inc.	Delaware
McDonnell Douglas F-15 Technical Services Company, Inc.	Delaware
McDonnell Douglas Foreign Sales Corporation	Virgin Islands, U.S.
McDonnell Douglas Helicopter Support Services, Inc.	Delaware
McDonnell Douglas Indonesia Leasing, Inc.	Delaware
McDonnell Douglas Middle East, Ltd.	Delaware
McDonnell Douglas Services, Inc.	Missouri
McDonnell Douglas Truck Services, Inc.	Delaware
MD Indonesia Limited	Virgin Islands, U.S.
MD-Air Leasing Limited	Virgin Islands, U.S.
MDFC – Aircraft Leasing Company	Delaware
MDFC – Aircraft Leasing Limited	Virgin Islands, U.S.
MDFC – Carson Company	Delaware
MDFC – Carson Limited	Virgin Islands, U.S.
MDFC – Express Leasing Company	Delaware
MDFC – Express Leasing Limited	Virgin Islands, U.S.
MDFC – Knoxville Company	Delaware
MDFC – Knoxville Limited	Virgin Islands, U.S.
MDFC – Lakewood Company	Delaware
MDFC – Memphis Company	Delaware
MDFC – Memphis Limited	Virgin Islands, U.S.
MDFC – Reno Company	Delaware
MDFC – Sierra Company	Delaware
MDFC – Spring Limited	Virgin Islands, U.S.
MDFC – Tahoe Company	Delaware
MDFC Spring Company	Delaware
MD-Federal Holding Company	Delaware
Montana Aviation Research Company	Delaware
Morintech Ltd.	Russian Federation
Narus Networks Private Limited	India
Narus UK Limited	United Kingdom
Narus, Inc.	Delaware
Pacific Business Enterprises, Inc.	Delaware
Preston Aviation Solutions Pty Ltd	Australia
RGL-3 Corporation	Delaware
RGL-4 Corporation	Delaware
Sandia National Security LLC	Delaware
Spectrolab, Inc.	California
Taiko Leasing, Inc.	Delaware
Tapestry Solutions, Inc.	California
Thayer Leasing Company-1	Delaware
Wingspan, Inc.	Delaware
Yunnan Alteon Boeing Advanced Flight Training Co., Ltd	China

Total Number of Subsidiaries: 247

EXHIBIT (23)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-25332, 33-31434, 33-43854, 33-58798, 33-52773, 333-16363, 333-26867, 333-32461, 333-32491, 333-32499, 333-32567, 333-41920, 333-54234, 333-73252, 333-107677, 333-140837, 333-156403, 333-160752 and 333-163637 on Form S-8 and Registration Statement Nos. 333-157790 and 333-163020 on Form S-3 of our reports dated February 9, 2011, relating to the consolidated financial statements and financial statement schedule of The Boeing Company and subsidiaries (the "Company"), and the effectiveness of the Company's internal control over financial reporting appearing in this Annual Report on Form 10-K of the Company, for the year ended December 31, 2010.

Deloitte + Touche LLP

Chicago, Illinois
February 9, 2011

EXHIBIT (31)(i)

CERTIFICATION PURSUANT TO
RULE 13a-14 OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, W. James McNerney, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of The Boeing Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 9, 2011



W. James McNerney, Jr.
Chairman, President and
Chief Executive Officer

EXHIBIT (31)(ii)

**CERTIFICATION PURSUANT TO
RULE 13a-14 OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, James A. Bell, certify that:

1. I have reviewed this annual report on Form 10-K of The Boeing Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 9, 2011



James A. Bell
Executive Vice President, Corporate
President and Chief Financial Officer

EXHIBIT (32)(i)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Boeing Company (the "Company") on Form 10-K for the period ending December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, W. James McNerney, Jr., Chairman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



W. James McNerney, Jr.
Chairman, President and
Chief Executive Officer

February 9, 2011

EXHIBIT (32)(ii)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Boeing Company (the "Company") on Form 10-K for the period ending December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James A. Bell, Executive Vice President, Corporate President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



James A. Bell
Executive Vice President, Corporate
President and Chief Financial Officer

February 9, 2011

Selected Programs, Products and Services

Boeing Commercial Airplanes

James F. Albaugh, President and Chief Executive Officer, Renton, Washington, USA

The Boeing 747-8 Intercontinental



747-8 Freighter



Boeing launched the new 747-8, including the 747-8 Intercontinental passenger airplane and the 747-8 Freighter, in late 2005. The 747-8 Freighter expected first delivery will be in mid-2011, followed by the 747-8 Intercontinental in fourth quarter 2011. The 747-8 Intercontinental will be the only airplane in the 400- to 500-seat market, seating 467 passengers in a typical three-class configuration (51 more than the 747-400). The Freighter will carry 16 percent more revenue cargo volume than the 747-400 Freighter and will be the industry's only nose-cargo-loading jet. Both the passenger and freighter variants of the 747-8 have an increased maximum takeoff weight of 442,250 kilograms (975,000 pounds) and represent a new benchmark in fuel efficiency and noise reduction, allowing airlines to lower fuel costs and fly into more airports at more times of the day. Production of the 747-400 ended in 2009. The 747-8 family also includes a VIP version, which provides 4,786 square feet of cabin space.

*Orders: 1,525**

*Deliveries: 1,418**

The Boeing 777-200ER



777-200LR



777-300ER



777 Freighter



With its wide fuselage, generous stowage and elegant interior, the 777 has been voted the best airplane by the readers of *Executive Travel* magazine for three years in a row. At the top of the charts for reliability and productivity, the 777 helps airlines maximize earnings, and exemplary environmental performance makes the 777 a welcome visitor to highly regulated airports. The 777's long range (up to 9,395 nautical miles or 17,395 kilometers) and large payload capability (301 to 365 passengers in a typical three-class configuration) give operators access to the world's fastest growing passenger markets. The 777 Freighter with 112 tons (102 metric tons) of revenue payload capability is the largest and longest-range twin-engine freighter and has the lowest trip costs of any large freighter.

*Orders: 1,163**

*Deliveries: 910**

The Boeing 767-200ER



767-300ER



767-400ER



The 767 is the first widebody jetliner to be stretched twice. The 767-300ER is 6.43 meters (21 feet) longer than the original 767-200ER, and the 767-400ER is 6.43 meters (21 feet) longer than the 767-300ER. The 767 is the favorite airplane on Atlantic routes, crossing the Atlantic more frequently than any other airplane. The 767 has the lowest trip costs of any twin-aisle airplane in service. The 767-200ER will typically fly 181 to 224 passengers up to 6,600 nautical miles, while the 767-300ER offers 20 percent more passenger seating than the 767-200ER and has a range of almost 6,000 nautical miles. A freighter version based on the 767-300ER fuselage is available. Boeing also offers the 767-400ER, which seats 245 to 304 passengers and has a range of 5,625 nautical miles. In a high-density inclusive-tour arrangement, the 767-400ER can carry up to 375 passengers.

*Orders: 1,044**

*Deliveries: 994**

The Boeing 787-8



787-9



The Boeing 787 Dreamliner™ is a super-efficient commercial airplane that applies the latest technologies in aerospace. It will carry 210 to 290 passengers and can fly 7,650 to 8,500 nautical miles, providing dramatic savings in fuel use and operating costs. It will be the most advanced and efficient commercial airplane in its class and set new standards for environmental performance and passenger comfort. The 787 family also includes VIP versions, offering more than 2,400 square feet of cabin space, capable of flying almost anywhere in the world nonstop.

*Orders: 847**

First delivery scheduled for third quarter 2011

The Boeing 737-600



737-800



737-700



737-900ER



The Boeing 737 is the world's best-selling family of commercial jetliners. The Next-Generation 737s (-600/-700/-700ER/-800/-900ER) incorporate advanced technology and design features that translate into cost-efficient, high-reliability operations and superior passenger satisfaction. The 737 spans the entire 110- to 220-seat market with ranges of more than 3,000 nautical miles. This flexibility gives operators the ability to respond effectively to market needs. The 737 family also includes four business jets — BBJs — derivatives of the Next-Generation 737-700, 737-700 Convertible, 737-800 and 737-900ER.

Orders: 8,822 (total for all 737s), 5,690 (Next-Generation 737s)**

Deliveries: 6,636 (total for all 737s), 3,504 (Next-Generation 737s)**

Boeing Commercial Aviation Services



Boeing Commercial Aviation Services offers a portfolio of products, services and support aimed at helping our customers maximize the lifetime value of their airplanes, providing them a competitive edge in their markets. The organization offers a comprehensive global customer support network; e-enabled systems for greater maintenance and operational efficiency; freighter conversions; parts and inventory management; airplane modification; engineering support; pilot, crew and maintenance training and services; navigation and air traffic management solutions; and fuel-efficiency consulting, products and services. Commercial Aviation Services oversees subsidiaries Aviall, AeroInfo, Continental DataGraphics, Inventory Locator Service and Jeppesen, as well as joint ventures Aviation Partners Boeing and Boeing Shanghai Aviation Services.

*Orders and deliveries are as of December 31, 2010.

Selected Programs, Products and Services

Boeing Defense, Space & Security

Dennis A. Muilenburg, President and Chief Executive Officer, St. Louis, Missouri, USA

737 Airborne Early Warning and Control (AEW&C)



The 737 AEW&C encompasses the Boeing 737-700 platform and an advanced air battle management and radar system. Boeing delivered four Wedgetail aircraft to the Royal Australian Air Force in 2010. All six aircraft in the fleet will be upgraded in the final AEW&C configuration including Electronic Support Measures in 2011. Four 737 aircraft for the Republic of Turkey's Peace Eagle program have been modified into an AEW&C platform. The program completed the Developmental Test and Evaluation phase and is ready to begin verification testing in the laboratory and on the first aircraft in Seattle. The Ground Support Center at the Military Operating Base is progressing through its development, test and evaluation in Konya, Turkey. Mission system flight testing is under way on the first aircraft for the Republic of Korea's Peace Eye program. Three other AEW&C aircraft are being modified in Sacheon, Korea. Delivery of the first Peace Eye aircraft is scheduled for 2011.

2010 deliveries: 4

A-10 Thunderbolt Wing Replacement Program & Life-Cycle Program Support



Boeing has worked since 2007 to design and manufacture replacement wings for up to 242 A-10 aircraft. Wing deliveries will begin in the first quarter of 2011. In 2009, Boeing was awarded a four-year U.S. Air Force contract to sustain the A-10 and integrate current and future upgrades into the aircraft's avionics, mechanical and structural systems. Boeing is one of three contractors that will fulfill A-10 Thunderbolt Life-Cycle Program Support. Boeing was awarded a contract in 2010 to conduct development and design repairs for A-10 fuselage and to train the U.S. Air Force maintainers to make these repairs.

AH-64D Apache Longbow



The AH-64D Apache Longbow is the most capable, survivable, deployable and maintainable multimission combat helicopter in the world. Boeing completed U.S. government multi-year contracts for 501 Apache Longbows. The U.S. Army contracted with Boeing for 66 new and more than 200 additional remanufactured Apaches. Boeing will begin deliveries of the AH-64D Apache Block III to the Army in late 2011. This newest version of the Apache features enhanced aircraft performance, joint digital interoperability, survivability and cognitive decision aiding, while reducing operations and support costs. The Block III program this year successfully completed the U.S. Department of Defense Acquisition Milestone C, allowing the program to enter into Low-Rate Initial Production. In addition to the U.S. Army, Apache customers include Egypt, Greece, Israel, Japan, Kuwait, Singapore, the Netherlands, the United Arab Emirates, Taiwan, Turkey and the United Kingdom. Boeing also provides performance-based logistics sustainment services for the U.S. Army's Apache fleet, as well as a full suite of Apache training devices for domestic and international customers.

2010 deliveries: 13 new, 44 remanufactured

Airborne Laser Testbed (ALTB)



Boeing is the prime contractor for ALTB, an airborne, mega-watt class directed-energy weapon system designed to detect, track and destroy ballistic missiles in the boost phase, when they are most vulnerable. The ALTB aircraft is a modified Boeing 747-400F. In February 2010, the ALTB team made history by destroying a threat-representative ballistic missile in its boost phase of flight with an airborne directed-energy weapon. Additional testing will advance the application of directed-energy technologies to future platforms.

Argon ST


argon ST

A wholly owned subsidiary acquired by Boeing in August 2010, Argon ST is focused on developing command, control, communications, computers, intelligence, surveillance, and reconnaissance (C4ISR) and combat systems that deliver information to warfighters and decision makers to impact their critical decisions. Argon's capabilities are focused on sensors, systems, networks and services. Argon currently includes Boeing's Integrated Shipboard Systems efforts.

B-1/B-52 Bombers

B-1 Bomber



B-52 Bomber



The B-1B Lancer is a long-range bomber in service with the U.S. Air Force since 1984. The B-1B is capable of rapidly delivering large quantities of precision munitions through any weather, anyplace in the world, anytime. The B-52H Stratofortress is in its fourth decade of operational service. Its primary mission is to provide the United States with immediate nuclear and conventional global capability. Due to its high mission-capable rate, long range, persistence and ability to employ accurate standoff weapons and Joint Direct Attack Munitions, the B-52H continues to be a major contributor to U.S. and allied forces.

Boeing Launch Services

Commercial Delta II



Commercial Delta IV


Medium
Medium Plus
Heavy

Boeing continues to offer the Delta family of launch vehicles to commercial customers through launch services contracted with the United Launch Alliance. Commercial Delta launches are conducted from ULA's launch facilities at Cape Canaveral Air Force Station, Florida, and at Vandenberg Air Force Base, California. Delta rockets provide Boeing's commercial launch customers with a wide range of payload capabilities and vehicle configuration options to deliver missions reliably to virtually any destination in space.

2010 launches: 1 successful Delta II commercial mission, 1 successful Delta IV commercial mission

Brigade Combat Team Modernization (BCTM)


BCTM

BCTM is developing a secure broadband mobile network for the Army that will modernize how the Army conducts effective operations across the spectrum of conflict. The BCTM program will provide Army Brigade Combat Teams with increased intelligence, surveillance and reconnaissance capabilities. As the prime contractor, Boeing manages a best-of-industry team that expects to complete delivery of the first brigade set of equipment to the Army in 2011.

Selected Programs, Products and Services

Boeing Defense, Space & Security continued

C-17 Globemaster III



The C-17 Globemaster III, the world's most advanced and versatile airlifter, is designed for long-range transport of equipment, supplies and troops. Capable of operating from short, austere — even dirt — runways close to the front lines, the C-17 is being used extensively to support combat operations in Afghanistan and Iraq and plays an integral role in global humanitarian relief efforts. The U.S. Air Force's program of record is for 223. At the end of 2010, Boeing had delivered a total of 206 C-17s to the U.S. Air Force. In November 2010, President Obama announced India's preliminary agreement to acquire 10 C-17s. In October 2010, the U.S. Congress approved Kuwait's Letter of Request for one C-17. There are 20 C-17s in service internationally with the United Kingdom's Royal Air Force, the Royal Australian Air Force, the Canadian Force, a Strategic Airlift Capability consortium of NATO and Partnership for Peace nations, and the Qatar Emiri Air Force. The United Arab Emirates Air Force will receive four C-17s in 2011 and two in 2012. Boeing also manages the C-17 Globemaster III Sustainment Partnership, a performance-based logistics program, through which it is responsible for all C-17 sustainment activities, including material management and depot maintenance support.

2010 deliveries: 14

C-32A Executive Transport



The C-32A is a Boeing 757-200 specially configured for the U.S. Air Force to provide safe, reliable worldwide airlift primarily for the Vice President, the First Lady and members of the Cabinet and Congress. Four C-32As currently are in service. Boeing has upgraded the fleet with an advanced communications suite and winglets to provide better fuel efficiency, and completed the auxiliary fuel system that will enhance the aircraft's range and performance.

C-40 Series

C-40A



C-40B



C-40C



The C-40 aircraft are modified Boeing 737 and Boeing Business Jets that provide airlift for cargo, passengers, combatant commanders, senior government leaders and distinguished visitors worldwide. The U.S. Navy operates the C-40A, which can be configured for both passengers and cargo or a combination of both. The C-40B provides safe, comfortable and reliable transportation for U.S. combatant commanders and other senior government officials to locations around the world. The U.S. Air Force C-40C provides safe, comfortable and reliable transportation for Congressional delegations and other senior government officials. The U.S. Air Force operates four C-40Bs and six C-40Cs. Boeing is under contract to deliver a seventh C-40C in 2011.

CH/MH-47 Chinook



Boeing is modernizing the U.S. Army's fleet of CH/MH-47 Chinook helicopters and is also experiencing unprecedented international interest in the CH-47. Under a modernization program, Chinooks will remain in U.S. Army service through 2035 and achieve an unprecedented service life of more than 75 years. In July, the H-47 program delivered the 100th CH-47F to the Army and has trained and equipped six units. New business campaigns are currently under way for potentially 48 additional aircraft. There is currently a $130 million factory upgrade under way to meet the growing demand for the aircraft. Boeing also provides performance-based logistics sustainment services to the U.K.'s Chinook fleet.

2010 deliveries: 20 new, 15 renewed CH-47Fs and 7 remanufactured MH-47Gs

Cyber and Information Solutions



Cybersecurity is an essential component in every networked product Boeing builds and delivers. Operational experience in air, land, space, sea and cyberspace enables the company to provide synchronized, integrated and responsive cyber solutions to customers who need to operate safely and securely within their domain. Boeing integrates real-time global situational awareness and defense while providing a platform for full cyber operations from identification to response. Boeing designs, integrates and operates cyber defense systems for the U.S. Department of Defense and other government agencies, while protecting one of the world's largest virtual private networks — its own. The company is committed to developing the innovative, scalable and affordable solutions customers will need to face the cyber challenges of tomorrow. In 2010, Boeing acquired Narus, a company providing real-time traffic intelligence solutions to help protect and maintain the integrity of distributed IP networks for government, carriers and critical infrastructure enterprises.

Defense & Government Services (D&GS)



D&GS was launched in 2008 to sustain and expand Boeing's services business and provides the global services market with innovative, cost-competitive, world-class services and custom software development for the U.S. military and other government customers, as well as the private sector. In 2010, D&GS expanded its product offering in the logistics command and control market with the integration of Boeing's wholly owned subsidiary Tapestry Solutions. Additionally, Tapestry acquired CDM Technologies, further strengthening the company's capabilities in the global logistics market.

E-4B



The E-4B Advanced Airborne Command Post is used by the National Command Authority as a survivable command post for control of U.S. forces in all conflicts. In addition to its primary mission, secondary missions include VIP travel support and Federal Emergency Management Agency support, providing communications to relief efforts following natural disasters. The Boeing-led industry team is focused on modernizing the E-4B fleet of aircraft with major communication upgrades and providing contractor logistics support to the fleet at Offutt Air Force Base in Nebraska. Boeing currently is upgrading the final E-4B in the fleet with a digital infrastructure that will support the National Airborne Operations Center's mission.

Selected Programs, Products and Services

Boeing Defense, Space & Security continued

EA-18G Growler



A variant of the U.S. Navy F/A-18F two-crew strike fighter, the EA-18G combines the combat-proven Block II Super Hornet with an enhanced version of the Improved Capability III Airborne Electronic Attack avionics suite. The EA-18G is the Navy's replacement for its current Airborne Electronic Attack aircraft, the EA-6B Prowler. At the end of 2010, Boeing had delivered a total of 41 Growlers to the U.S. Navy.

2010 deliveries: 22

F/A-18E/F Super Hornet



The combat-proven F/A-18E/F Super Hornet is the cornerstone of U.S. naval aviation. Designed to perform both fighter (air-to-air) and attack (air-to-surface or strike) missions, the Super Hornet provides the capability, flexibility and performance necessary to modernize the air or naval aviation forces of any country. Boeing has delivered more than 433 Super Hornets to the U.S. Navy and 16 to the Royal Australian Air Force — all on or ahead of schedule. In March 2010, the first of 24 F/A-18F Super Hornets for the Commonwealth of Australia arrived at RAAF Base Amberly, Australia. Boeing is offering the F/A-18E/F Super Hornet to a number of nations including India, Brazil, Japan, Malaysia, Denmark and countries in the Middle East. On Sept. 28, 2010, the U.S. Navy awarded Boeing a third multi-year procurement contract to deliver 124 new F/A-18E/F Super Hornets and EA-18G Growlers through 2015. Boeing provides support to the U.S. Navy's Super Hornet fleet through a performance-based logistics program that oversees supply chain management, in-service engineering and integrated information systems.

2010 deliveries: 28

F-15E Strike Eagle



The F-15E Strike Eagle's unparalleled range, payload and persistence make it the backbone of the U.S. Air Force fleet, now and far into the future. The F-15E carries larger payloads than other tactical fighters and retains air-to-air superiority. Five other nations fly the F-15 — Japan, Israel, Saudi Arabia, the Republic of Korea and the Republic of Singapore. Aimed at current international F-15 operators, the innovative F-15 Silent Eagle offers greater mission flexibility with options such as internal or external weapons carriage, enhanced survivability and enhanced situational awareness via an advanced electronic warfare system coupled to the AESA radar. In 2010, Boeing demonstrated the F-15 Silent Eagle's internal carriage capability by launching an AIM-120 AMRAAM missile. Boeing also provides support for domestic and international F-15 operators, including technical data sustainment, field services, support and test equipment, training systems and a wide range of supply chain services.

2010 deliveries: 13

F-22 Raptor



The Raptor is designed to quickly establish air dominance using its revolutionary combination of stealth, super-cruise, advanced integrated avionics and unmatched maneuverability. Boeing produces the U.S. Air Force's F-22 Raptor in partnership with Lockheed Martin and Pratt & Whitney. Boeing is responsible for the aircraft's wings, aft fuselage, mission software, radar, power supplies, auxiliary mounted accessory drive and auxiliary power-generation, arresting gear, life support, fire protection and pilot and maintenance training systems. Boeing also provides a third of the aircraft's support systems. The program will produce 187 operational aircraft with production ending in 2012. The program will continue with a strong business base in aircraft modernization and sustainment for the life of the aircraft already in use.

2010 deliveries: 20

Family of Advanced Beyond Line-of-Sight Terminals (FAB-T)



FAB-T is a key military program that enables users to harness the power of information technology to accelerate command-and-control decision support with speed, security and precision. Boeing is under contract with the U.S. Air Force to design and develop a family of multi-mission-capable satellite communications terminals to enable information exchange among ground, air and space platforms. In 2010, Boeing and the Air Force completed intersegment tests of communications between a Family of Advanced Beyond Line-of-Sight Terminal and Advanced Extremely High Frequency satellite vehicle payload. The tests displayed the ability of FAB-T to communicate with the satellite payload, demonstrating increased functionality and development progress in ground, air and satellite communications.

Global Positioning System (GPS)



Since 1978, Boeing has delivered a total of 41 GPS satellites to the U.S. Air Force and is under contract to build 12 GPS Block IIF satellites, the next-generation of GPS spacecraft that will deliver new capabilities to the Air Force. Boeing delivered and launched the first IIF satellite in May 2010. The GPS IIF satellites incorporate several key technology enhancements, including greater navigational accuracy through improvements in atomic clock technology, a more secure and jam-resistant military signal, a protected signal to assist in commercial aviation and search-and-rescue operations, an onboard reprogrammable processor and a 12-year design life providing long-term service and reduced operating costs.

Global Services & Support



Global Services & Support provides best-value mission readiness to its customers through total support solutions. The global business sustains aircraft and systems with a full spectrum of products and services, including aircraft maintenance, modification and upgrades; supply chain management; engineering and logistics support; pilot and maintenance training; and other defense and government services. Boeing Energy and its industry partners are actively working with the U.S. Departments of Energy and Defense to create innovative solutions that increase secure energy reliability and efficiency to benefit civil and defense customers. Internationally, Global Services & Support has major operations in Australia, the United Kingdom and Saudi Arabia.

Selected Programs, Products and Services

Boeing Defense, Space & Security continued

Ground-based Midcourse Defense (GMD)

GMD Interceptor



SBX Radar



Boeing is the prime contractor for all elements of GMD, the United States' only defense against long-range ballistic missiles. GMD has more than 20 ground-based interceptors deployed in underground silos, which employ kinetic energy of a direct collision to destroy incoming ballistic missile threats. An integral element of the U.S. global ballistic missile defense system, GMD also consists of networked radars, including the sea-based X-band radar, space and land-based sensors and command-and-control facilities. All are connected through an extensive space and terrestrial communications network. GMD has achieved a total of eight successful intercept tests, including three successful intercept tests with the operationally configured interceptor. In addition, Boeing continues development of a modified interceptor in order to provide a hedge against an earlier-than-expected emergence of new long-range ballistic missile threats.

Harpoon



Harpoon, the world's premier anti-ship missile, features autonomous, all-weather, over-the-horizon capability and can execute both land-strike and anti-ship missions. The 226.8-kilogram (500-pound) blast warhead delivers lethal firepower against a wide variety of land-based targets, including coastal defense sites, surface-to-air missile sites, exposed aircraft, port or industrial facilities and ships in port. Currently, more than 30 U.S.-allied armed forces deploy Harpoon missiles; 11 have Block II capability. More than 7,200 Harpoons have been built since 1975.

Inmarsat-5 Satellites



Boeing is building three 702HP satellites to provide new Ka-band global and high-capacity satellite services to Inmarsat. The new satellites will join Inmarsat's fleet of 11 geostationary satellites that provide a wide range of voice and data services through an established global network of distributors and service providers. These satellites will provide Inmarsat with the ability to adapt to shifting subscriber usage patterns of high data rates, specialized applications and evolving demographics over a projected 15-year lifetime. Separately, Boeing has entered into a distribution partnership with Inmarsat to provide L- and Ka-band capacity services to key users within the U.S. government.

Integrated Logistics



Boeing's Integrated Logistics division comprises a fully integrated array of services that address the complete life cycle of each aircraft and system. Key programs include the F/A-18E/F Integrated Readiness Support Teaming, C-17 Globemaster Sustainment Partnership, support to the AH-64 Apache and CH-47 Chinook helicopters, as well as other Boeing military platforms. Integrated Logistics is the industry leader in the field of Performance Based Logistics, the U.S. Department of Defense preferred method of sustainment.

Intelsat Satellites



Four Boeing-built 702MP communications satellites — designated Intelsat 21, Intelsat 22 and two spacecraft yet to be named — will refresh and add new telecommunications capacity to Intelsat's global satellite fleet. These new satellites are the first in the Boeing 702MP satellite series and will distribute video, data and voice services from Asia and Africa to the Americas and Europe. The 702MP provides the high-capability features of the flight-proven Boeing 702, but with a substantially updated satellite bus structure and simplified propulsion system. Intelsat 22 is scheduled to launch in 2012. It will carry an ultra-high frequency government-hosted payload to provide service to the Australian Defence Force.

International Space Station (ISS)



The first two modules of ISS were launched and joined in orbit in 1998, and it has been inhabited continuously since the first crew arrived in November 2000. Space station crews conduct research to support human exploration of space and to take advantage of space as a laboratory for scientific, technological and commercial research. Boeing is the prime contractor to NASA for the space station. In addition to designing and building the major U.S. elements, Boeing is also responsible for ensuring the successful integration of any new hardware and software, including components from international partners, and providing sustaining engineering activities. The space station is the largest, most complex international scientific project in history.

Joint Direct Attack Munition (JDAM)

Extended Range JDAM



Laser JDAM



JDAM guidance kits convert existing unguided warheads into the most capable, affordable and combat-proven air-to-surface weapons, making it the warfighter's weapon of choice. JDAM gives U.S. and allied forces the capability to reliably defeat multiple high-value targets in a single pass, in any weather, with minimal risk to the aircraft. More than 223,000 JDAMs have been delivered in the last decade, including newer variants such as Laser JDAM and Extended Range JDAM. Laser JDAM provides a modular laser sensor kit that is easily installed in the field to the front of existing JDAM weapons, adding mission flexibility to prosecute targets of opportunity, including mobile and maritime targets. The winged JDAM ER provides triple the range of a conventional JDAM for additional standoff and threat protection for the warfighter.

Joint Tactical Radio System Ground Mobile Radios (JTRS GMR)


Radio

The JTRS GMR program is a joint service initiative to develop software-programmable tactical radios that will provide secure wireless voice, data, video and Internet-like capabilities for mobile forces. In 2010, GMR completed system integration testing and supported several government-run demonstrations, including the Brigade Combat Team Modernization Limited User Test. These demonstrations used the secure multichannel GMRs to connect soldiers and commanders as they traded real-time information, providing greater situational awareness.

KC-135



Boeing has been providing programmed depot maintenance for the U.S. Air Force's KC-135 Stratotanker fleet since 1998. These services include KC-135 depot-level inspections, repairs, maintenance, modifications and supply chain services. The KC-135, in service since 1957, is used primarily to refuel aircraft during flight. Modified KC-135s, however, serve as flying command posts, providing pure transport, electronic reconnaissance and photo mapping.

Selected Programs, Products and Services

Boeing Defense, Space & Security continued

KC-767 International Tanker



The KC-767 International Tanker provides unrivaled tanker capability and operational flexibility. Technological advances include a fifth-generation boom, second-generation remote vision system, new wing air refueling pods and centerline hose drum unit, and a digital cockpit. Leveraging thousands of hours of flight testing, Boeing delivered the first two KC-767Js to Japan in 2008 and the final two aircraft in 2009. The company delivered the first of four KC-767A aerial refueling tankers to the Italian air force in 2010. Boeing also is establishing KC-767 full support solution through the KC-767 Italian Tanker performance-based logistics program, which includes flight and maintenance training, field service engineering, line and heavy aircraft maintenance, support equipment, spares, repairs and warehousing.

2010 deliveries: 1

Maintenance, Modifications and Upgrades (MM&U)



MM&U operates at centers strategically located throughout the United States and around the world, providing high-quality, rapid cycle time and affordable aircraft services for military customers on a wide variety of Boeing and non-Boeing platforms. The Boeing philosophy is to work in close partnership with existing military depots, providing complementary capabilities for the nation's support infrastructure. Key programs on Boeing platforms include the KC-135, the B-1 and B-52 bombers, the E4B, and the C-32 and C-40 Government Executive Series of aircraft. Key programs on non-Boeing platforms include the A-10 Wing Replacement program, the C-130 Avionics Modernization Program and the QF-16. Working together, our goal is to ensure maximum readiness for the warfighter.

P-8A Poseidon/P-8I



The P-8A Poseidon is a military derivative of the Boeing Next-Generation 737-800 designed to replace the U.S. Navy's fleet of P-3C aircraft. The P-8A will significantly improve the Navy's anti-submarine and anti-surface warfare capabilities, as well as armed intelligence, surveillance and reconnaissance. The P-8A first flew in April 2009; by the end of 2010, three test aircraft had entered Navy flight testing. Initial Operational Capability is anticipated in 2013. Boeing also provides the Navy with front-end analysis, flight and maintenance training devices and coursework. In 2009, India selected Boeing to provide eight India-specific P-8 variants (named P-8I) for its maritime reconnaissance and anti-submarine warfare missions.

Phantom Eye



Phantom Eye is a hydrogen-powered, high-altitude, long-endurance unmanned aerial vehicle system for persistent intelligence, surveillance, reconnaissance and communications. The Phantom Eye demonstrator is a propeller-driven lightweight structure with a high-aspect-ratio wing. Its advanced hydrogen propulsion system will enable Phantom Eye to provide persistent monitoring over large areas for up to four days. It will be capable of maintaining the aircraft's altitude while carrying a 204.5-kilogram (450-pound) payload. Phantom Eye is scheduled to make its first flight at Edwards Air Force Base, California in 2011.

Phantom Ray



The Phantom Ray unmanned combat air vehicle is a fighter-sized technology demonstrator designed as a flying testbed for advanced technologies. Phantom Ray is an internally funded program that evolved from the prototype vehicle Boeing originally developed for the Defense Advanced Research Projects Agency/U.S. Air Force/U.S. Navy Joint-Unmanned Combat Air System program. In 2011, Phantom Ray will conduct a series of flights over a period of approximately six months, supporting missions that may include intelligence, surveillance and reconnaissance; suppression of enemy air defenses; electronic attack; hunter/killer; and autonomous aerial refueling. Phantom Ray is not a production vehicle. It is a "one-off" demonstration vehicle intended to be a flying testbed for future technology development opportunities.

QF-16



The QF-16 is the conversion of the retired F-16 aircraft into aerial targets for the support of newly developed weapons and tactics. In addition to replacing the existing QF-4 fleet, the QF-16s will be a higher-performing aircraft representative of fourth-generation targets. The drones will be equipped to evaluate how U.S. fighters and weapons will operate against potential adversaries. They will be flown within a controlled range, used for testing and training, and will be able to fly unmanned. The QF-16 contract has four phases to include design, testing, manufacturing readiness and production.

Small Diameter Bomb (SDB)



The SDB is a 113.4-kilogram (250-pound) precision-guided munition that can be delivered from a distance of 60 nautical miles in any weather, day or night, with reduced collateral damage around the target. The SDB system includes a four-place smart pneumatic carriage system that allows each aircraft to carry more of the miniaturized munitions per sortie. The Focused Lethality Munition variant provides even lower collateral damage effects with the use of a composite case warhead. The SDB is deployed in combat on the F-15E, and integration is expected on most other U.S. Air Force delivery platforms, including the F-22A Raptor and F-35 Joint Strike Fighter. Lots 1 through 7 created under the 2003 SDB I System Development and Demonstration contract comprise a total of 12,379 munitions and 2,059 carriages.

Space Shuttle



The space shuttle is the world's only operational, reusable launch vehicle capable of delivering and returning large payloads and scientific experiments to and from space. Boeing is a major subcontractor to NASA's space program operations contractor, United Space Alliance. As the original developer and manufacturer of the space shuttle, Boeing is responsible for orbiter engineering, major modification design, engineering support to operations (including launch), and overall shuttle systems and payload integration services. NASA plans to retire the shuttle in 2011.

Boeing Defense, Space & Security continued

Standoff Land Attack Missile Expanded Response (SLAM ER) Missile



The SLAM ER missile provides over-the-horizon, precision strike capability for the U.S. Navy day or night and in adverse weather conditions. The only air-to-surface weapon that can engage fixed or moving targets on land and at sea, SLAM ER provides an effective, long-range, precision-strike option for both preplanned and target-of-opportunity missions.

Training Systems & Services (TS&S)



TS&S delivers comprehensive, realistic aircrew and maintenance training systems, support services and mission planning solutions for both Boeing and non-Boeing programs worldwide. Award-winning training solutions encompass software, hardware, networked systems and training centers for customized programs that enable flight students to train as they would in theater without the materials, personnel costs and environmental impact associated with training in operational aircraft.

United Launch Alliance (ULA)


ULA™
United Launch Alliance

Using the combined assets of the Boeing Delta and Lockheed Martin Atlas launch vehicle programs (including mission management, support, engineering, vehicle production, test and launch operations and people), ULA's primary mission is to provide satellite launch services to the U.S. government. The joint venture also launches commercial missions on behalf of Boeing Launch Services.

Unmanned Airborne Systems (UAS)



Boeing's unmanned programs provide customers with additional battlefield, logistics and surveillance options. The UAS portfolio currently consists of the ScanEagle®, Integrator™, A160T Hummingbird (shown at left), UH-6 Unmanned Little Bird and, through a marketing agreement with Austria's Schiebel Industries, the S-100 produced by Schiebel. The division includes Insitu, a wholly owned subsidiary, which is a pioneer in the UAS market and leader in the design, development and manufacture of high-performance, low-cost unmanned vehicles used for intelligence, surveillance and reconnaissance. Boeing's technology and related support systems provide important tools that deliver critical data or strike capacity to the warfighter precisely when — and where — they are needed. Innovation, teamwork and mission focus exemplify Boeing's commitment to the warfighter to offer the best available capabilities, reliability and affordability. About 15 percent of UAS sales are to international customers.

V-22 Osprey



Produced jointly by Boeing and Bell Helicopter, a Textron Company, the tiltrotor V-22 Osprey combines the speed and range of a fixed-wing aircraft with the vertical flight performance of a helicopter. In 2008, the program received a $10.4 billion multiyear contract for 167 aircraft (141 MV-22s for the U.S. Marine Corps and 26 CV-22s for the U.S. Air Force Special Operations Command) over five years. Subsequent contract modifications have increased the five-year multiyear procurement to 174 aircraft. The CV-22 reached its Initial Operational Capability milestone in March 2009 and has since been deployed to Iraq, Afghanistan and undisclosed locations around the world. The current program of record calls for a total of 458 V-22 Ospreys, including 360 for the Marine Corps, 50 for the Air Force Special Operations Command and 48 for the U.S. Navy.

2010 deliveries: 26

Wideband Global SATCOM (WGS)



As the U.S. Department of Defense's highest-capacity military communications satellite system, WGS addresses the military's need for high data-rate communications. The first three satellites, which constitute Block I, have been launched successfully into orbit and are performing their missions. The next three WGS satellites, called Block II, are scheduled for launch in 2012 and 2013 and include enhancements that provide additional bandwidth required by airborne intelligence, surveillance and reconnaissance platforms. In August 2010, the U.S. Air Force awarded funding under the Block II Follow-on contract, enabling Boeing to begin work on WGS-7. The contract includes options for up to six WGS satellites, through WGS-12.

X-51A WaveRider



The X-51A WaveRider program is a consortium of the U.S. Air Force, Defense Advanced Research Project Agency, Pratt & Whitney Rocketdyne and Boeing to demonstrate hypersonic flight capability. The X-51A is designed to demonstrate a scalable, robust endothermic hydrocarbon-fueled scramjet propulsion system in flight, high-temperature materials, airframe/engine integration and other key technologies within the hypersonic Mach 4.5 to 6.5 range. Built by Boeing Phantom Works Advanced Network & Space Systems, the X-51A is setting the foundation for several hypersonic flight applications, including access-to-space, global reach, reconnaissance-strike and commercial transportation. During its initial test flight in May 2010, the vehicle flew at Mach 5 for approximately 200 seconds. The next test flight is expected in 2011.

Boeing Capital Corporation

Michael J. Cave, President, Renton, Washington, USA



Boeing Capital is a global provider of innovative financial solutions. Drawing on its comprehensive expertise, Boeing Capital arranges, structures and, where appropriate, provides financing for commercial and government customers around the world. Working with Boeing's business units, Boeing Capital is committed to helping customers obtain efficient financing for Boeing products and services. To ensure adequate availability of capital for aircraft financing, Boeing Capital is leading efforts to improve the international financing infrastructure and engaging financiers in a comprehensive investor-outreach program. With four decades of experience in structured financing, leasing, complex restructuring and trading, Boeing Capital's team brings opportunity and value to its financial partners and influences investors on the strong product and asset value represented by Boeing aircraft. As of December 31, 2010, Boeing Capital owned or had interest in approximately 285 airplanes as part of its $4.7 billion portfolio.

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The Company's common stock is traded principally on the New York Stock Exchange; the trading symbol is BA. As of March 3, 2011, Boeing had approximately 967,600 registered and beneficial shareholders.

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Equal Opportunity Employer
Boeing is an equal opportunity employer and seeks to attract and retain the best-qualified people regardless of race, color, religion, national origin, gender, sexual orientation, age, disability or status as a disabled or Vietnam Era Veteran.

Board of Directors

John H. Biggs, 74
Former Chairman, President and Chief Executive Officer, Teachers Insurance and Annuity Association–College Retirement Equities Fund (TIAA-CREF) (national teachers' pension fund)
Boeing director since 1997
Committees: Audit (Chair); Finance

John E. Bryson, 67
Senior Advisor, Kohlberg Kravis Roberts & Co. (KKR) (private equity); Retired Chairman of the Board and Chief Executive Officer, Edison International (electric power generator and distributor)
Boeing director since 1995
Committees: Compensation; Governance, Organization and Nominating

David L. Calhoun, 53
Chief Executive Officer and Executive Director, Nielsen Holdings N.V. (marketing and media information)
Boeing director since 2009
Committees: Audit; Finance

Arthur D. Collins, Jr., 63
Senior Advisor, Oak Hill Capital Partners (private equity); Retired Chairman of the Board and Chief Executive Officer, Medtronic, Inc. (medical device and technology)
Boeing director since 2007
Committees: Audit; Finance (Chair)

Linda Z. Cook, 52
Retired Executive Director, Royal Dutch Shell plc. (oil, gas and petroleum)
Boeing director since 2003
Committees: Compensation; Governance, Organization and Nominating

Kenneth M. Duberstein, 66
Chairman and Chief Executive Officer, The Duberstein Group (consulting)
Boeing director since 1997
Boeing Lead Director
Committees: Compensation; Governance, Organization and Nominating (Chair)

Edmund P. Giambastiani, Jr., 62
Admiral, U.S. Navy (Retired); Seventh Vice Chairman of the U.S. Joint Chiefs of Staff; Former NATO Supreme Allied Commander Transformation; Former Commander, U.S. Joint Forces Command
Boeing director since 2009
Committees: Audit; Finance; Special Programs

Edward M. Liddy, 65
Partner, Clayton, Dubilier & Rice, LLC (private equity)
Boeing director since 2010
Committees: Audit; Finance

John F. McDonnell, 73
Retired Chairman, McDonnell Douglas Corporation (aerospace)
Boeing director since 1997
Committees: Compensation (Chair); Governance, Organization and Nominating

W. James McNerney, Jr., 61
Chairman, President and Chief Executive Officer, The Boeing Company
Boeing director since 2001
Committee: Special Programs (Chair)

Susan C. Schwab, 55
Professor, University of Maryland School of Public Policy; Former U.S. Trade Representative
Boeing director since 2010
Committees: Audit; Finance

Ronald A. Williams, 61
Chairman, Aetna Inc. (managed care and health insurance)
Boeing director since 2010
Committees: Audit; Finance

Mike S. Zafirovski, 57
Former President and Chief Executive Officer, Nortel Networks Corporation (telecommunications)
Boeing director since 2004
Committees: Compensation; Governance, Organization and Nominating

Company Officers

James F. Albaugh
Executive Vice President, President and Chief Executive Officer, Commercial Airplanes

James A. Bell
Executive Vice President, Corporate President and Chief Financial Officer

Wanda K. Denson-Low
Senior Vice President, Office of Internal Governance

David A. Dohnalek*
Vice President, Finance and Treasurer

Thomas J. Downey
Senior Vice President, Communications

Shephard W. Hill
President, Boeing International
Senior Vice President, Business Development and Strategy

Timothy J. Keating
Senior Vice President, Government Operations

Michael F. Lohr*
Vice President, Corporate Secretary and Assistant General Counsel

J. Michael Luttig
Executive Vice President and General Counsel

W. James McNerney, Jr.
Chairman, President and Chief Executive Officer

Dennis A. Muilenburg
Executive Vice President, President and Chief Executive Officer, Boeing Defense, Space & Security

Gregory D. Smith*
Vice President, Finance and Corporate Controller

Richard D. Stephens
Senior Vice President, Human Resources and Administration

John J. Tracy
Senior Vice President, Engineering, Operations and Technology, and Chief Technology Officer

*Appointed Officer

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2010 Corporate Citizenship Report
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2010 Highlights

Corporate Citizenship Report

Every day, Boeing people are applying the same expertise and inventive spirit that go into developing our innovative products and services to help strengthen communities around the world, making them healthier and more supportive places to live and work.

http://www.boeing.com/companyoffices/aboutus/community/2010_report/index.html


2010 Environment Report
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2010 Environment Report
From designing fuel-efficient new airplanes to pioneering research on cleaner energy, the people of Boeing are developing innovative ways to address the global issue of climate change. >>

Environment Report

From designing more fuel-efficient new airplanes to pioneering research on cleaner energy, the people of Boeing are developing innovative ways to protect the planet and create a better tomorrow.

http://www.boeing.com/aboutus/environment/index.htm

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